UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

or

☐ **TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number: 001-38909

AGBA GROUP HOLDING LIMITED
(Exact name of registrant as specified in its charter)

British Virgin Islands	**N/A**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

AGBA Tower **68 Johnston Road** **Wan Chai, Hong Kong SAR**	**N/A**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: +852 3601 8000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol**	**Name of each exchange on which registered**
Ordinary Shares, $0.001 par value	AGBA	The Nasdaq Stock Market LLC
Warrants, each warrant exercisable for one-half of one Ordinary Share for $11.50 per full share	AGBAW	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None.**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging Growth Company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b)[1]. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

At June 30, 2023, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the ordinary shares of the registrant held by non-affiliates of the registrant was $13,594,412.

The number of shares of the ordinary shares of the registrant outstanding as of March 26, 2024 was 74,391,357.

DOCUMENTS INCORPORATED BY REFERENCE

None.

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[1] The previous compensation made to the executive officers during the fiscal year ended December 31, 2021, was not incentive-based, and therefore, this box is unchecked.

AGBA GROUP HOLDING LIMITED
FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2023

FREQUENTLY USED TERMS

Unless otherwise stated in this Annual Report on Form 10-K or unless the context requires otherwise, references in this annual report to:

- "AAL" means AGBA Acquisition Limited, our predecessor company prior to the consummation of the Business Combination;

- "AGBA," "we," "us," "our," "our company", "the Company", "the Group" and any similar term means AGBA Group Holding Limited;

- "Business Combination Agreement" means that certain Business Combination Agreement dated November 3, 2021 by and among AAL, B2B, B2BSub, HKSub, OPH, Fintech, and TAG, TAG International Limited, TAG Asia Capital Holdings Limited, and their collective subsidiaries, as amended on November 18, 2021, January 4, 2022, May 4, 2022, and October 21, 2022, and as may be further amended, supplemented or otherwise modified from time to time, and its schedules and exhibits thereto;

- "Business Day" means any day (except any Saturday, Sunday, or public holiday) on which banks in New York City, New York are open for business;

- "BVI" means the British Virgin Islands;

- "BVI Companies Law" means the BVI Business Companies Act, 2004 (as amended from time to time);

- "China," "mainland China," or the "PRC" means the People's Republic of China;

- "Convoy Global" means Convoy Global Holdings Limited, TAG's ultimate parent company;

- "COVID-19" means the novel coronavirus, SARS-CoV-2;

- "Exchange Act" means the Securities Exchange Act of 1934, as amended;

- "Greater Bay Area" or "GBA" means the geographic region comprising Macau, Guangzhou, Shenzhen, and the surrounding area;

- "Hong Kong" means the Hong Kong Special Administrative Region of the People's Republic of China;

- "Hong Kong Dollars" or "HK$" means the lawful currency of Hong Kong;

- "IPO" means the initial public offering of AAL, completed on May 16, 2019;

- "Legacy Group" means Convoy Global and its subsidiaries and affiliates;

- "Nasdaq" means the Nasdaq Capital Market;

- "ordinary shares" or "AGBA Shares" means the ordinary shares of AGBA, US$0.001 par value per share;

- "PCAOB" means the Public Company Accounting Oversight Board of the United States;

- "OPH" means OnePlatform Holdings Limited;

- "SEC" or "Securities and Exchange Commission" means the Securities and Exchange Commission of the United States;

- "Securities Act" means the Securities Act of 1933, as amended;

- "Sponsor" means AGBA Holding Limited;

- "TAG" means TAG Holdings Limited;

- "Transfer Agent" or "Continental" means Continental Stock Transfer & Trust Company;

- "U.S. Dollars," "USD," and "US$" means the legal currency of the United States; and

- "U.S. GAAP" means the accounting principles generally accepted in the United States.

FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K, including the information incorporated herein by reference, contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including statements about the anticipated benefits of the Business Combination described herein, and the financial condition, results of operations, earnings outlook, and prospects of Company. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "intend," "may," "might", "ongoing," "outlook," "plan," "possible", "potential," "predict," "project," "should", "strive", "would", "will," and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of the Company and its management and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the following:

- the Company's future capital requirements and sources and uses of cash;

- the Company's ability to obtain funding or raise capital for its operations and future growth, in particular to fund capital expenditures, acquisitions and other general corporate activities;

- estimated future capital expenditures needed to preserve the Company's capital base;

- economic downturns and the possibility of rapid change in the industry in which the Company operates;

- assumptions regarding interest rates and inflation;

- product liability or regulatory lawsuits or proceedings relating to the Company's products and services;

- inability to secure or protect its intellectual property;

- dispute or deterioration of the relationship with the Company's major partners and collaborators;

- the outcome of any legal proceedings that may be instituted against the Company following completion of the business combination and transactions contemplated thereby;

- the ability to maintain the listing of its ordinary shares on the Nasdaq Capital Market ("Nasdaq");

- the risk that the Business Combination disrupts current plans and operations;

- the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, and the ability of the Company to grow and manage growth profitably;

- costs related to the business combination;

- the possibility that COVID-19 may adversely affect the results of operations, financial position and cash flows after the business combination; and

- other risks and uncertainties indicated in this report, including those set forth under Part I, Item 1A."Risk Factors."

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of the Company prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the business combination or other matters addressed in this Annual Report on Form 10-K and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this Annual Report on Form 10-K. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect the occurrence of unanticipated events.

ITEM 1. BUSINESS

Overview

AGBA Group Holding Limited, together with its wholly-owned subsidiaries (the "Company", "we", "our", "us" and "AGBA") is a leading wealth management and healthcare institution based in Hong Kong servicing over 400,000 individual and corporate customers.

We currently operate in four market-leading businesses: our Platform Business, Distribution Business, Healthcare Business, and Fintech Business.

Since 2019, we have implemented a strategy to expand and upgrade our long-standing broker-dealer business into a platform business and a distribution business. Today, we offer unique product and service offerings:

- B2B: tech-enabled broker management platform for advisors ("Platform Business"); and

- B2C: market leading portfolio of wealth and health products ("Distribution Business").

We also have a market leadership in our healthcare business through our 4% stake in and a strategic partnership with HCMPS. It is one of the most reputed healthcare brands in Hong Kong. It has four self-operated medical centers and a network of over 700 healthcare service providers.

Finally, we are an established operator and successful investor in the FinTech industry. We have carefully built out investment positions in FinTech, WealthTech and HealthTech businesses, applying lessons learned from our own distribution, platform and healthcare businesses.

History

On November 14, 2022, AGBA Acquisition Limited, or AAL, a British Virgin Islands' corporation and a special purpose acquisition company, consummated a series of transactions contemplated by the Business Combination Agreement.

Upon the Closing of Business Combination: (i) AAL became, through an acquisition merger, the 100% owner of the issued and outstanding securities of each of TAG International Limited, TAG Asia Capital Holdings Limited, and their collective subsidiaries; (ii) the governing documents of AAL were amended and restated, becoming the Fifth Amended and Restated Memorandum and Articles of Association; (iii) the number of AAL's authorized ordinary shares was increased from 100 million to 200 million, and (iv) AAL's name changed from "AGBA Acquisition Limited" to "AGBA Group Holding Limited" which is our current name and which we also refer to, post-Business Combination, as "AGBA" or the "Group."

On December 28, 2023, AGBA held its 2023 annual meeting of shareholders. Shareholders approved the increase of the number of authorized ordinary shares of the Company from 200,000,000 to 1,000,000,000 ordinary shares by adopting an amendment (the "Amendment") to the fifth amended and restated memorandum and articles of association. On December 28, 2023, the Company filed the Amendment with the British Virgin Islands Registrar of Corporate Affairs.

Current Operation

We currently operate and comprise of four major businesses:

1. *Platform Business:* we operate as a "financial supermarket" offering over 1,800 financial products to a large universe of retail and corporate customers.

2. *Distribution Business:* our powerful financial advisor business is the largest in the market, it engages in the personal financial advisory business (including advising and sales of a full range of financial services products including long-term life insurance, savings and mortgages), with additional internal and external channels being developed and added.

3. *Healthcare Business:* through our 4% stake in and a strategic partnership with HCMPS, operating as one of the largest healthcare management organizations in the Hong Kong and Macau region, with over 800 doctors in its network. Established in 1979, it is one of the most reputed healthcare brands in Hong Kong.

4. *Fintech Business:* we have an ensemble of leading FinTech assets and businesses in Europe and Hong Kong. In addition to financial gains, we also derive substantial knowledge transfers from our investee companies, supporting our development and growth of new business models.

Platform Business

The Platform Business is a one-stop financial supermarket with a breadth of products and services, sourced from leading global product providers, that is unrivaled in Hong Kong.

We operate under the "OnePlatform" brand, offering a full-service platform to banks, other financial institutions, family offices, brokers, and individual independent financial advisors to advise and serve their retail clients. Our technology-enabled platform offers a wide range of financial products, covering life insurance, pensions, property-casualty insurance, stock brokerage, mutual funds, money lending and real estate agency.

Our OnePlatform brand covers 90 insurance providers selling 1,152 products, and 53 asset management fund houses with over 1,137 products.

Distribution Business

The Distribution Business currently operates as a licensed insurance broker and a registered Mandatory Provident Fund (MPF) intermediary in Hong Kong, providing financial planning and wealth management services to institutional and individual customers with its team of over 1,500 independent financial advisors. The Distribution Business is regulated by the Hong Kong Insurance Authority and the Mandatory Provident Fund Schemes Authority.

The Distribution Business's main sources of income are sales commission and service fee income from its infrastructure support platform. It recognizes commission income from the insurance providers based on the sale of insurance products at predetermined insurance premium rates according to the types of products sold.

The financial advisors, organized under two brands of "AGBA focus" and "AGBA perform", are the primary distribution channels for the Distribution Business. These channels are positioned to match individuals' financial needs with an appropriate choice of insurance products. They target to bring additional revenue for the Distribution Business by serving as a "matching platform" between insurance companies and consumers. Marketing activities of the Distribution Business include sales campaigns and invitations to corporate events, at which new customers are mainly solicited through direct conversation or meetings between financial advisors and retail customers.

As of December 31, 2023, we currently work with 1,231 independent financial advisors.

Healthcare Business

We own a 4% minority shareholding in HCMPS Healthcare Holdings Limited ("HCMPS"), one of the leading healthcare management organizations in Hong Kong. The Company, through one of its subsidiaries, holds 4% stake in and a strategic partnership with HCMPS.

Founded in 1979 and currently operating under the Dr. Jones Fok & Associates Medical Scheme Management Limited ("JFA") brand, JFA is one of the most reputed healthcare brands in Hong Kong. It has two self-operated medical centres and a network of over 700 healthcare service providers – providing healthcare schemes for more than 280 corporate clients with over 300,000 scheme members. JFA's clients include blue chip companies from various industry and leading insurers. Apart from Hong Kong, JFA is the largest operator in Macau with around 85 clinics.

JFA has a long-standing track record of operating as a low-cost, high efficiency operation. It offers vast untapped opportunities for the Group, both in revenue growth and cross-selling.

FinTech Business

Fintech Investments

Fintech manages an ensemble of financial technology (fintech) investments and operates through its subsidiaries TAG Technologies Limited, AGBA Group Limited (formerly known as Tandem Money Hong Kong Limited), and Tandem Fintech Limited, a health and wealth management platform with a broad spectrum of services and value-added information in health, insurance, investments and social sharing.

The portfolio companies in which Fintech has invested remain growth stage businesses with modest revenues, and none has yet reached the operational breakeven point. Therefore, the business case for all these companies relies on transformations in scale, product offering, and/or geographic scope to drive future value creation. Fintech intends to maximize the strategic fit between these portfolio companies and the companies forming part of the OnePlatform brand to drive additional value capture.

Fintech's management team has strived to establish the business as a leading name in the fintech investment sector.

Fintech's business aims to create value on three fronts:

1. Building long-term fintech franchises in Hong Kong using business models, operations, and technologies tested in more mature markets;

2. Supporting and capturing synergies with OnePlatform and its other business segments; and

3. Realizing financial returns from its fintech investments.

Please see the section titled "*Management's Discussion and Analysis of Financial Condition and Results of Operations of AGBA*" for a summary of the current valuations of Fintech's stakes in the fintech portfolio companies.

1) Tandem

Tandem Money Limited ("Tandem") is a UK based "challenger" bank which focuses on lending growth with high risk-adjusted yields. It operates a "digital deposit" strategy to continue funding its growth, which is known as a "neobank" strategy. Founded in 2013, Tandem provides an app-based retail bank service for its customers. Through its app, customers can access retail banking services comprising deposits, mortgages, loans and credit cards. Tandem also leverages digital wealth management to cross-sell and offers value-added services such as cash management across bank accounts, savings, debt management, and financial planning.

Background to the Investment in Tandem

TAG Technologies Limited ("TAG Technologies") first invested in 2018 with Tandem still positioned as a neobank focused on digital and analytics to generate user and deposit growth. The initial investment was by way of a subscription agreement with Tandem, pursuant to which TAG Technologies agreed to subscribe for and Tandem agreed to issue 11,259,740 ordinary B shares in Tandem for a consideration of £15 million. The consideration was determined by the parties after arm's length negotiations taking into account (i) the unaudited consolidated net asset value of Tandem as at September 30, 2018, which was approximately £55.7 million, and (ii) the potential in the future business development of Tandem.

We believed that Tandem's strategy in 2020 was predicated on a clear asset pivot to grow consumer loans in attractive categories such as home improvement and specialty mortgages. In April 2020, TAG Technologies entered into a further subscription agreement with Tandem, pursuant to which TAG Technologies agreed to subscribe for and Tandem agreed to issue 49,476,049 ordinary B shares in Tandem for a consideration of £10 million. The consideration was determined by the parties after arm's length negotiations taking into account (i) the unaudited consolidated net asset value of Tandem as of October 31, 2019, which was approximately £44.9 million, and (ii) the potential in Tandem's future business development.

In June and August 2021, TAG Technologies purchased an additional aggregate of 14,000,000 ordinary B shares of Tandem at the price of £0.15 per share, for cash consideration of approximately US$2.9 million (equivalent to approximately £2.1 million). We currently own 4.50% equity interest in Tandem.

Share Purchase and Knowledge Transfer Agreement

In connection with the April 2020 investment, Tandem, AGBA Group and TAG Technologies entered into a Share Purchase and Knowledge Transfer Agreement pursuant to which, among other things, TAG Technologies purchased the entire issued share capital of AGBA Group, and Tandem undertook to provide certain knowledge transfer services to TAG Technologies and its affiliates. Pursuant to the Share Purchase and Knowledge Transfer Agreement, Tandem also granted a license in certain Tandem proprietary software and other licensed materials to be made available to TAG Technologies and its affiliates during the "knowledge transfer period", which ends on the earlier of the date six months after Tandem completes a migration of its systems to a new platform, and April 2, 2023. For as long as TAG Technologies is a shareholder of Tandem, each member of AGBA is granted a license to use the name "Tandem" and any registered logo or trademark used by Tandem for a period of five years.

Through this investment we gained access to certain of Tandem's technology and digital platform assets and knowledge transfer. These assets provide significant costs savings for system developments such as data platforms and the core banking platform, driven by the ability to leverage Tandem's assets and "test and learn" experience to accelerate development of the Fintech business.

Tandem's Potential Growth

With the increasing use of online platforms in the financial sector, our management believed that Tandem, with its technology know-how in the consumer finance industry, has significant market potential to become a leading online retail bank for the mass market. The investment in Tandem is also part of our wider strategy to launch digital services in Hong Kong and elsewhere, and Tandem is expected to be a key technology partner.

2) CurrencyFair

CurrencyFair is an online peer-to-peer currency exchange marketplace. TAG Technologies first invested into CurrencyFair in 2018, through an investment of approximately €6,000,000 and the merger of the Group's then existing payments business with CurrencyFair. Since then, CurrencyFair has continued to grow its consumer money transfer business focused on white-collar expat customers transferring money between selected European and Australian corridors. CurrencyFair is now a global money transfer member organization that has exchanged more than €10 billion, with offices located in Ireland, UK, Singapore, Hong Kong and Australia. We believe that CurrencyFair's scaling plan relies on expanding its consumer-to-consumer (C2C) business to new US and Asia corridors, while acquiring small and medium enterprise (SME) customers directly and through an enterprise sales model handling primarily Chinese merchant payments for cross-border e-commerce marketplaces. Revenue growth depends on how successfully CurrencyFair scales transfer volumes in new C2C corridors and new SME businesses based on proposition development and customer acquisition execution.

We intend to work closely with CurrencyFair as it builds out its Asian franchise, and intends to offer CurrencyFair's unique currency marketplace to our customers in Hong Kong as well as introducing enhanced Asian currency services to CurrencyFair's international customers. We intend for CurrencyFair's domain expertise, technology, and operational experience to be leveraged as part of a wider strategy to improve our services to assist customers to manage their finances.

In 2021, CurrencyFair merged with Australia-based Assembly Payments Limited, whose platform automates complex payment workflows. Following the merger, the business re-branded to "Zai", with CurrencyFair as Zai's consumer brand.

On March 18, 2022, we entered into a sale and purchase agreement with the shareholder to acquire 4,158,963 shares of CurrencyFair for a cash consideration of US$7.84 million. The transaction closed in April 2022, resulting in the ownership of 8.37% equity interest in CurrencyFair.

3) Goxip

Goxip is a fashion media platform based in Hong Kong with over one million high-end fashion shoppers. Its digital marketing arm matches key opinion leaders (KOLs) with marketers and brands for lead generation, launching and monetizing marketing campaigns. We currently own a 3.63% equity interest in Goxip.

4) HCMPS Healthcare Holdings Limited

HCMPS Healthcare Holdings Limited ("HCMPS") is a healthcare management organization based in Hong Kong. Founded in 1979, it has over 800 network service branches providing healthcare schemes for more than 500 corporate clients with over 280,000 scheme members. HCMPS offers its patients a full range of medical services, including general services, specialist services, physiotherapy, Chinese medicine, dental, vaccination, X-ray, laboratories, and imaging services. We currently own a 4.00% equity interest in HCMPS.

5) LC Healthcare Fund I, L.P.

LC Healthcare Fund I, L.P. (the "Fund") is an exempted Limited Partnership registered in the Cayman Islands on June 30, 2015. The life of the Fund is ten years from June 28, 2016 (i.e. the final closing day). The objective of the Fund is primarily to make equity and equity-related investments in portfolio companies based in or focused on PRC and/or which provided products or services to the Chinese market mainly in healthcare sector, including pharmaceuticals, medical equipment, healthcare services (including hospitals), internet and mobile technology related to healthcare, and healthcare related to information technology and mobile technology. As of December 31, 2023, the Fund has invested in a total of fifteen (15) listed and unlisted companies. We owned 4.00% equity interest in the Fund.

Subsequently in February 2024, the Company entered into a purchase and sale agreement with an independent third party to sell all of its equity interest in the Fund for a consideration of $2.15 million.

Competitive landscape

Competition in the markets in which we operate is intense. We compete for clients, customers, and personnel directly with other financial advisory firms, securities firms, and other businesses that offer financial services, such as banks and insurance companies.

Although our competitors may have greater brand recognition, larger customer bases or greater financial, technological or marketing resources, our management believes that our competitive advantages are its full suite of financial products covering insurance, investments and credit, coupled with a captive customer base and well-established infrastructures, including operational capabilities and technology. As a result, our management believes that it can respond more quickly and effectively to new or changing opportunities, technologies or customer requirements, and adapt to significant changes in regulatory and industry environments.

Currently, our principal methods to maintain the competitive advantage of its businesses are by (i) relying on its highly knowledgeable and professional personnel and its large distribution channel of independent financial advisors, (ii) leveraging extensive cross-selling opportunities across its business units, (iii) investing in its platforms and infrastructure to keep up to date with the latest technology, and (iv) exploring and implementing solutions on the cutting edge of financial technologies. Despite the high level of market competition and the rapidly changing industry dynamics, our management believes that the significant accumulated experience of its executive management as well as its understanding of market preferences and conditions will enable us to compete effectively.

We believe that platform business models facilitate global reach and economic efficiencies, and that leading global platform players build integrated capabilities outside their core business activities and across industry borders, to cross-sell their products and services and satisfy customers' multiple product needs.

We have developed infrastructures in (1) product intelligence, (2) transaction operations and (3) technology support, which initially supported the Group's independent financial advisors business. Leveraging on the know-how and existing resources of the Group, OnePlatform deployed and further developed this infrastructure at a low incremental cost to offer technology infrastructure solutions to a wider array of corporate customers in Hong Kong, thus aiming to drive revenue, cash flow and profits. In addition to these three core infrastructures, OnePlatform provides training and people development modules. OnePlatform also intends to offer regular market and regulatory updates to its clients and investors, such as targeted client seminars and investor education sessions.

OnePlatform primarily targets corporate clients and charges them service fees based on the scope of infrastructure support provided. OnePlatform intends to pilot a few support modules with business partners to build the business cases for future business expansion and marketing. The pricing model will be on pay-per-use basis, such as "platform as a service".

Strategic Growth Plans of AGBA

Overall Market Opportunities in the Greater Bay Area

The Greater Bay Area comprises the major urban centers of Guangdong, Hong Kong, and Macau and is one of the world's largest financial services markets, with an overall economy size of RMB 13 trillion (US$1.8 trillion) in 2022. The GBA is an area of vast scale and wealth, with the following defining characteristics according to various research:

- Largest GDP in China, comprising 11% of China's total economy;

- US$2.08 trillion economy, compared with US$2.08 trillion for Tokyo and US$2.053 trillion for New York;

- Per capita GDP of US$22,585; and

- Population of 86 million, compared with 37 million in Tokyo and 19.7 million in the New York Metropolitan Area.

According to data from Hong Kong Trade Development Council relating to Financial Services Industry and Constitutional and Mainland Affairs Bureau,

- Hong Kong is an international financial centre and the financial services sector remains one of its most important economic pillars, accounting for 23.4% of the city's GDP in 2022;

- Hong Kong was ranked fourth in the *Global Financial Centres Index* (*GFCI*) released by *Z/Yen Group* and the *China Development Institute* in September 2023. The *GFCI* has consistently ranked Hong Kong as one of the top international financial centres in Asia;

- there were 2,603 companies listed on the Hong Kong Exchange (HKEx), with a total market capitalisation of about US$4.1 trillion (HK$32 trillion) at the end of September 2023 that Hong Kong's stock market was the 4th largest in Asia and the 7th largest in the world in terms of market capitalization;

- Hong Kong is one of the world's most active markets for initial public offerings (IPO), with 90 listings raising HK$104.6 billion raised in 2022;

- As of June 2023, more than 1,400 Mainland enterprises are listed in Hong Kong with a combined market value of over US$3 trillion, or over 70% of the total market capitalisation in Hong Kong;

- Hong Kong is the largest offshore RMB clearing centre. In the first half of 2023, 73% of global offshore RMB settlements are processed in Hong Kong;

- According to the statistics of Society for Worldwide Interbank Financial Telecommunication (SWIFT), Hong Kong handled about 75% of the world's offshore RMB transactions in 2022;

- The average daily turnover of Hong Kong's RMB Real-Time Gross Settlement System was over RMB1.6 trillion in 2022, increased by about 9% over 2021, reflecting a continuous increase in RMB financial activities supported by Hong Kong's RMB financial infrastructure;

- The "HKD-RMB Dual Counter Model" was officially launched in the securities market on 19 June 2023. Investors can trade securities of the same issuer in both HKD and RMB, and transact across HKD and RMB counters, further promoting the issuance and trading of RMB-denominated securities;

On September 4, 2023, the Standard reported that there were 3.16 million high-net-worth individuals (each with more than RMB10 million (HK$10.8 million)) in investable assets in China, wielding a total of RMB101 trillion liquid assets in 2022, according to a report by China Merchants Bank. Nearly 90% of them maintained a moderate or low-risk appetite in light of the pandemic and the sluggish stock market in 2022, with almost 60% allocating their assets to cash and fixed-income products. The proportion of people willing to increase their exposure to high-yield and high-risk investments in the coming two years is on the rise, with some tending to put their money in alternative investments like gold, and to expand investment in private equities while trimming that in real estate sector.

The average age of the wealthy population is getting younger, almost half of the rich individuals being under 40, up by 7% from 2021. The report forecasted the number of high-net-worth individuals will grow at an average compound growth rate of 11% in 2023 and 2024, compared to 10% between 2020-2022 and 15% in 2018-2020.

Liquid assets held by all individuals across the country may grow at a CAGR of up to 9% in 2023 and 2024 and the total sum is expected to reach RMB 300 trillion by 2024. At RMB 101 trillion, high-net-worth people owned more than 36% of the nation's investable assets at the individual level in 2022.

Cross-Border Wealth Management Connect

On June 29, 2020, the People's Bank of China, the Hong Kong Monetary Authority (HKMA) and the Monetary Authority of Macau jointly announced the introduction of the cross-boundary wealth management connect pilot scheme (Wealth Management Connect scheme) in the GBA, which will allow residents in the GBA to invest in wealth management products distributed by banks across the region. The scheme helps promote investment diversification and facilitate capital flow within the GBA, promote RMB internationalization and strengthen Hong Kong's status as an offshore RMB hub.

In January 2024, enhancement measures for the Cross-boundary WMC were announced to refine the eligibility criteria of Mainland investors, expand the scope of participating institutions to include eligible securities firms, expand the scope of eligible products, increase the individual investor quota and further enhance the promotion and sales arrangements.

According to the current implementation rules of the Wealth Management Connect scheme published by The People's Bank of China, there is an aggregate investment quota of RMB150 billion in each of the "northbound Connect" and "southbound Connect" schemes, with an individual investment quota up to RMB3 million. Recognized investment products under the "Northbound Scheme" include fixed income (primarily bonds and deposits) and equity wealth management products, along with public securities investment funds with low or medium risk rating which are distributed by Mainland institutions and RMB deposit products offered by Mainland banks. Recognized investment products under the "Southbound Scheme" include funds primarily investing in Greater China equity or low- to medium-high-risk funds, along with low- to medium-risk and non-complex bonds which are distributed by Hong Kong institutions as well as RMB, HKD and foreign currency deposits offered by Hong Kong banks. The scheme is expected to facilitate a total fund flow of RMB300 billion (US$47 billion) in the sale of investment products.

The Cross-boundary WMC creates new business opportunities for the financial industries in the three places, and facilitates cross-boundary investment with more options of wealth management products provided to the GBA residents, thereby further promoting the cross-boundary circulation and use of RMB. According to the prevailing regulatory framework, the HKMA and the relevant Mainland authorities are primarily responsible for setting out the implementation arrangements for the Cross-boundary WMC between Hong Kong banks and Mainland banks. While the SFC and relevant Mainland authorities are primarily responsible for setting out the implementation arrangements for the Cross-boundary WMC between Hong Kong licensed corporations (that is, Hong Kong securities firms) and Mainland securities firms.

Future expansion plan to China

With the increasing demand of life insurance at a compound annual growth rate (CAGR) of 9% from 2024 to 2028 which projected by Global Data, with direct written premiums expected to increase from CNY4.0 trillion (US$597.1 billion) in 2024 to CNY5.6 trillion (US$893.2 billion) in 2028 together with the business opportunities brought by the Wealth Management Connect scheme introduced by The People's Bank of China, and the upcoming Insurance Connect introduced by the China Insurance Regulatory Commission, China will be one of our focus areas with an increasing addressable market and opportunity set.

We leverage the Group's two decades of experience operating in China. We are particularly well-positioned to capture the emerging opportunities. Currently, we do not have any Chinese operating companies and we do not plan to use "variable interest entities," or VIEs, in the future to conduct our operations. While we have no operations in China, it is and will continue to be part of our strategy to market and sell our products and services to Chinese customers located in mainland China from its Hong Kong based operating subsidiaries through partnerships or customer referrals.

After a 6-month project with a consulting firm to study our capability and competitive advantages, we identified four strategic enablers, including (1) partnership development; (2) establishing a lead management platform; (3) establishing a service center for our customers; and (4) digital marketing. Multiple collaboration models have been designed, with potential partners identified for implementation. We intend for these initiatives to drive business growth through customer acquisition and cross-selling combined with increased use of data analytics.

Strategic Enablers to Capture GBA Opportunities

China B2B Partnership for Customer Acquisition

We intend to upsell selected customers simple insurance products through our local insurance brokerage channel, by using free insurance protection products to attract customers, and then conducting customer behavioral analysis and product matching. Based on the analysis of social media interaction and digital marketing, we market our international and partnership offerings to customers who demonstrate interest and refer them to our network of financial advisors in Hong Kong for cross-selling of other financial products and investment portfolio recommendations. We intend to periodically review our referral mechanisms to ensure their continued effectiveness.

We are currently in active discussions to establish a strategic partnership with a top asset manager (the "Potential Partner") in China to provide offshore insurance solutions to the Potential Partner's over 20 million nation-wide customers. The Potential Partner serves both individual affluent and high-net-worth customers as well as institutions. Our management believes a strategic partnership with the Potential Partner has the potential to increase our AUM and competitiveness by expanding the types of local and overseas investment vehicles available to it and to further penetrate its existing customer database.

Service Centre for Customer and Partner Servicing

Leveraging our existing China local insurance brokerage licenses, sales teams and infrastructure, we have built a business platform to acquire mainland China customers through referrals and to establish new partnerships.

We completed the transformation our existing shared service center in 2023 to (i) provide post-sales services to mainland China customers who have purchased Hong Kong insurance products; and (ii) institutionalize our capabilities to form B2B partnerships in mainland China. We intend to build a lead management tool to recommend new and personalized insurance products to customers, which we intend to be a key priority for 2024 and beyond.

Creating an Ecosystem Empowered by Fintech

Hong Kong's Fintech Landscape

In July 2018, the HKMA introduced the "Open API Framework" to facilitate the development and wider adoption of application programming interfaces or APIs by the banking sector. The Open API Framework functions include product information, customer acquisition, account information and transactions. The HKMA also launched the Faster Payment System in September 2018 to facilitate real-time payments and fund transfers between banks and stored value facility operators with the use of a recipient's mobile number or email address as an account proxy. We believe that, with the on-going business integration with the GBA, Hong Kong is likely to see further liberalization in the financial services sector in the coming years, especially in relation to the use of financial technologies.

In June 2021, The Hong Kong Monetary Authority (HKMA) rolled out the "Fintech 2025" strategy for to drive Hong Kong as a financial center, with fintech as a key subsector. The Chief Executive of HKMA aims to encourage the financial sector to adopt technology comprehensively by 2025 and promote fair and efficient financial services to Hong Kong. The HKMA launched Commercial Data Interchange (CDI) in October 2022 to enhance data sharing between banks and data providers forming a seamless ecosystem for data exchange to digitize and streamline various financial processes in financial institutions. CDI includes Know-Your-Customer (KYC) procedures, credit assessment, loan approval, and risk management. In November 2022, HKMA also launched e-HKD Pilot Program. The first phrase aims to technical deep dive on performance and privacy, industry engagements on e-HKD uses cases and design choices and access to e-HKD via e-wallet app.

In August 2023, the HKMA unveiled a new Fintech Promotion Roadmap, outlining the key initiatives that it will undertake over the next 12 months to give further impetus to Fintech adoption in the financial services industry. The new Roadmap focuses on the Fintech business areas of Wealthtech, Insurtech and Greentech as well as the technology types of Artificial Intelligence (AI) and Distributed Ledger Technology (DLT).

In November 2023, the HKMA, the People's Bank of China (PBoC) and the Monetary Authority of Macao (AMCM) jointly announced that the three authorities had signed the "Memorandum of Understanding on Deepening Fintech Innovation Supervisory Cooperation in the Guangdong-Hong Kong-Macao Greater Bay Area". The three authorities agreed to link up, in the form of a network, the PBoC's Fintech Innovation Regulatory Facility, the HKMA's Fintech Supervisory Sandbox and the AMCM's Regulatory Requirements for Innovative Fintech Trials.

The Synergy to be Realized Leveraging on Existing Infrastructure and Partners

To provide a seamless customer journey, increase customers' stickiness and deepen their share wallet, our future strategic focus intends to create an integrated digital ecosystem by leveraging existing infrastructure, customers and partners.

We intend to realize synergies across different business units by:

- focusing on product portfolio enhancements, including endowment insurance and investment fund savings plans;

- leveraging the flexibility offered by different financing options, including insurance premium financing, point-of-sale consumer credit, personal credit facility or mortgage financing; and

- using our sales teams at our financial advisory business as a large distribution channel.

Our digital platform is one of its core customer acquisition engines which we intend to further equip with functionalities including a cash management tool for customers, and a transaction platform that encompasses insurance and investment products, retail consumption, medical appointments, content marketing and social sharing.

By targeting customers' needs at various life stages, we intend to provide a one-stop service to customers while enhancing its cross-selling business opportunities. Further collaboration will also be sought in the future with its local partners and overseas fintech investments. Fintech will continue to invest in fintech developments to improve its capabilities and attract local and global business partners.

Our Corporate Information

We were originally incorporated on October 8, 2018 in the British Virgin Islands as a special purpose acquisition company under the former name of AGBA Acquisition Limited ("AAL"). In connection with the consummation of the Business Combination (as defined below), we changed our name from "AGBA Acquisition Limited" to "AGBA Group Holding Limited". Our principal executive office is located at AGBA Tower, 68 Johnston Road, Wan Chai, Hong Kong.

Intellectual Property

We own domain names and trademarks. We are currently in the process of re-branding our business and as part of this exercise, AGBA is in the process of obtaining domain names and trademark registrations for its new brands, such as "TAG," "OnePlatform,", "AGBA Focus", "AGBA Perform" and "AGBA Group," among others. To protect its existing and potential, future intellectual property, we have entered into confidentiality and proprietary rights agreements with employees, consultants, contractors and business partners; employees and contractors are also subject to invention assignment provisions. As part of its contracting process with third parties, we use contract terms such as limited licenses, restrictions on use, and confidentiality, as additional measures to protect its intellectual property.

Facilities

Our headquarters in Hong Kong is located at AGBA Tower, 68 Johnston Road, Wan Chai, Hong Kong, which is situated in one of Hong Kong's prime central business districts. The lease agreement for the building, between Viewbest Investments Limited (Viewbest), as landlord, and Legacy Group, was executed on June 14, 2019.

The term of the AGBA Tower lease is six years, with a tentative expiry date of February 28, 2026.

While we are not the party to the AGBA Tower lease agreement, we are currently occupying space in the building.

We also owned an office premises located at One Island South, No. 2 Heung Yip Road, Hong Kong for rental purpose.

During the year ended December 31, 2023, we sold our office premise located at Kaiseng Commercial Centre, No 4 & 6, Hankow Road, Kowloon, Hong Kong to an independent third party for a purchase price of $6.13 million.

Employees

As of December 31, 2023, we had 176 full-time and full-time equivalent employees. None of the employees are represented by a labor union, and we consider our employee relations to be good.

Website Access to Company's Reports and Disclosure Information

Our internet website address is https://www.agba.com, to which we regularly post copies of our press releases as well as additional information about us. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports filed, will be available to you free of charge through the Investors section of our website as soon as reasonably practicable after such materials have been electronically filed with, or furnished to, the Securities and Exchange Commission (the "SEC"). The SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. We include our web site address in this Annual Report on Form 10-K only as an inactive textual reference. Information contained in our website does not constitute a part of this report or our other filings with the SEC.

ITEM 1A. RISK FACTORS

Risk Factors Relating to AGBA's Hong Kong Operations and Proximity to the PRC

The business, financial condition, results of operations, and prospects of AGBA may be materially and adversely affected if certain laws and regulations of the PRC become applicable to AGBA or its subsidiaries. AGBA may be subject to the risks and uncertainties associated with the evolving laws and regulations in the PRC, their interpretation and implementation, and the legal and regulatory system in the PRC more generally, including with respect to the enforcement of laws and the possibility of changes of rules and regulations with little or no advance notice.

We currently do not have operations in mainland China. Although we do service Chinese clients, all sales of financial products offered by us occur in Hong Kong. We do not sell any financial products in mainland China, and all of our customer data is maintained outside of mainland China. Accordingly, none of us are regulated by any regulatory authorities in mainland China. Pursuant to the Basic Law of the Hong Kong Special Administrative Region (the "Basic Law"), which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. The Basic Law expressly provides that the national laws of the PRC which may be listed in Annex III of the Basic Law shall be confined to those relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong. While the National People's Congress of the PRC has the power to amend the Basic Law, the Basic Law also expressly provides that no amendment to the Basic Law shall contravene the established basic policies of the PRC regarding Hong Kong. As a result, national laws of the PRC not listed in Annex III of the Basic Law do not apply to Hong Kong-based businesses.

However, the laws and regulations in the PRC are evolving, and their enactment timetable, interpretation, and implementation involve significant uncertainties. To the extent that any PRC laws and regulations become applicable to us, we may be subject to the risks and uncertainties associated with the evolving laws and regulations of the PRC, their interpretation and implementation, and the legal and regulatory system in the PRC more generally, including with respect to the enforcement of laws and the possibility of changes of rules and regulations with little or no advance notice. If certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, were to become applicable to companies such as AGBA or its subsidiaries in the future, the application of such laws and regulations may have a material adverse impact on the business, financial condition, results of operations, and prospects of AGBA and its ability to offer securities to investors, any of which may, in turn, cause the value of our securities to significantly decline or become worthless.

Relevant organs of the PRC government have made recent statements or recently taken regulatory actions related to data security, anti-monopoly, and overseas listings of mainland China businesses. For example, in addition to the PRC Data Security Law and the Measures for Cybersecurity Review issued by the Cyberspace Administration of China which became effective on February 15, 2022 (the "Measures"), relevant PRC government agencies have recently taken anti-trust enforcement action against certain mainland China-based businesses. Our management understands that such enforcement action was taken pursuant to the PRC Anti-Monopoly Law which applies to monopolistic activities in domestic economic activities in mainland China and monopolistic activities outside mainland China which eliminate or restrict market competition in mainland China. In addition, in July 2021, the PRC government provided new guidance on PRC-based companies raising capital outside of the PRC, including through arrangements called variable interest entities ("VIEs"). In light of such developments, the SEC has imposed enhanced disclosure requirements on China-based companies seeking to register securities with the SEC.

While we currently do not have any operations in mainland China, there is no guarantee that the recent statements or regulatory actions by the relevant organs of the PRC government, including statements relating to the PRC Data Security Law, the PRC Personal Information Protection Law, and VIEs as well as the anti-monopoly enforcement actions will continue not to apply to AGBA. Should such statements or regulatory actions apply to companies such as AGBA or its subsidiaries in the future, it could have a material adverse impact on the business, financial condition, results of operations, and prospects of AGBA, our ability to accept foreign investments, and our ability to offer or continue to offer securities to investors on a U.S. or other international securities exchange, any of which may, in turn, cause the value of our securities to significantly decline or become worthless. We cannot predict the extent of such impact if such events were to occur.

AGBA may also become subject to the laws and regulations of the PRC to the extent that we commence business and customer facing operations in mainland China as a result of any future partnership, acquisition, expansion, or organic growth.

The PRC government exerts substantial influence, discretion, oversight, and control over the manner in which companies incorporated under the laws of PRC must conduct their business activities. AGBA is a Hong Kong-based company with no operations in mainland China; however, there can be no guarantee that the PRC government will not seek to intervene or influence our operations at any time.

Because (i) we currently do not have operations in mainland China, (ii) all sales of financial products offered by us, including those to PRC citizens, occur in Hong Kong, and (iii) we do not sell any financial products in mainland China, the PRC government currently does not directly govern the manner in which we conduct its business activities outside of mainland China. However, the PRC legal system is evolving quickly, and PRC laws, regulations, and rules may change quickly with little advance notice, including with respect to Hong Kong-based businesses. As a result, there can be no assurance that we will not be subject to direct influence or discretion over its business from organs of the PRC government in the future, due to changes in laws or other unforeseeable reasons or due to our expansion or acquisition of operations in or involving mainland China.

The PRC government has exercised and continues to exercise substantial control over many sectors of the PRC economy, including through regulation and/or state ownership. PRC government actions have had, and may continue to have, a significant effect on economic conditions in the PRC and the businesses which are subject to them. If we became subject to the direct intervention or influence of the PRC government at any time due to changes in laws or other unforeseeable reasons or as a result of our development, expansion, or acquisition of operations in the PRC, we may be required to make material changes in its operations, which may result in increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply, or both. We cannot be assured that the PRC government will not, in the future, release regulations or policies regarding other industries, which, if applicable to us, may adversely affect our business, financial condition and results of operations.

In addition, the various segments of AGBA are regulated by a number of Hong Kong regulators, including, the Hong Kong Insurance Authority and the Mandatory Provident Fund Schemes Authority. PRC government influence or oversight over such Hong Kong regulators may have an indirect but material impact to us, including but not limited to with respect to capital requirements, its ability to operate certain businesses, its operations in certain jurisdictions (including the markets in which we may operate in the future) and/or the implementation of certain controls and procedures in relation to risk management or cybersecurity. Furthermore, the market prices and/or liquidity of the securities of we could be adversely affected as a result of anticipated negative impacts of any such government actions, as well as negative investor sentiment towards Hong Kong-based companies subject to direct PRC government oversight and regulation, regardless of actual operating performance. There can be no assurance or guarantee that the PRC government would not intervene in or influence our operations, directly or indirectly, at any time.

The securities of AGBA may be delisted or prohibited from being traded "over-the-counter" under the Holding Foreign Companies Accountable Act (as amended by the Accelerating Holding Foreign Companies Accountable Act) if the PCAOB were unable to fully inspect the company's auditor.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted into U.S. law on December 18, 2020. The HFCA Act states that if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board of the United States (the "PCAOB") for three consecutive years beginning in 2021, the SEC shall prohibit its securities from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. On December 16, 2021, the Public Company Accounting Oversight Board of the United States (the "PCAOB") issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) China, and (ii) Hong Kong. Our management believes that this determination does not impact us, as the auditor of AGBA, WWC, P.C., (i) is headquartered in California, U.S.A., (ii) is an independent registered public accounting firm with the PCAOB, and (iii) has been inspected by the PCAOB on a regular basis. Nonetheless, there can be no assurance that future changes in laws or regulations will not impact AGBA, WWC, P.C., or any future auditor of AGBA. Accordingly, there can be no assurance that WWC, P.C. will be able to meet the requirements of the HFCA Act and that we will not suffer the resulting material and adverse impact on its stock performance, as a company listed in the United States.

On December 2, 2021, the SEC adopted final amendments implementing congressionally mandated submission and disclosure requirements of the HFCA Act. On December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act (AHFCA Act) was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer's securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. As a result, the time period before the Company's securities may be prohibited from trading or delisted for the above reasons has been reduced accordingly.

Lack of access to PCAOB inspections prevents the PCAOB from fully evaluating audits and quality control procedures of the accounting firms headquartered in mainland China or Hong Kong. As a result, investors in companies using such auditors may be deprived of the benefits of such PCAOB inspections. On August 26, 2022, the China Securities Regulatory Commission, or CSRC, the Ministry of Finance of the PRC, and PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the Protocol, the PCAOB has independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor's, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed.

WWC, P.C. is headquartered in California and has been inspected by the PCAOB on a regular basis. We believe, therefore, that WWC, P.C. is not subject to the determinations announced by the PCAOB on December 16, 2021 with respect to PRC and Hong Kong-based auditors. WWC, P.C. is not included in the list of determinations announced by the PCAOB on December 21, 2021 in their HFCA Act Determination Report under PCAOB Rule 6100. If notwithstanding this new framework, the PCAOB was unable to fully inspect WWC, P.C. (or any other auditor of the Company) in the future, or if PRC or American authorities further regulate auditing work of Chinese or Hong Kong companies listed on the U.S. stock exchanges in a manner that would restrict WWC, P.C. (or any future auditor of the Company) from performing work in Hong Kong, we may be required to change its auditor. Furthermore, there can be no assurance that the SEC, Nasdaq, or other regulatory authorities would not apply additional and more stringent criteria to AGBA in connection with audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. The failure to comply with the requirement in the HFCA Act, as amended by the AHFCA Act, that the PCAOB be permitted to inspect the issuer's public accounting firm within two years, would subject us to consequences including the delisting of AGBA in the future if the PCAOB is unable to inspect AGBA's accounting firm (whether WWC, P.C. or another firm) at such future time.

Although not currently subject, AGBA may become subject to the PRC laws and regulations regarding offerings that are conducted overseas and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on the business, financial condition, results of operations, and AGBA's prospects of AGBA and may hinder AGBA's ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In recent years, the PRC government has initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On June 10, 2021, the Standing Committee of the National People's Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities markets and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30 meeting of the Standing Committee of the 13 National People's Congress voted and passed the "Personal Information Protection Law of the People's Republic of China", or "PRC Personal Information Protection Law", which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On December 24, 2021, the China Securities Regulatory Commission ("CSRC"), together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) ("Draft Overseas Listing Regulations"). The Draft Overseas Listing Regulations requires that a PRC domestic enterprise seeking to issue and list its shares overseas ("Overseas Issuance and Listing") shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise ("Overseas Issuer") on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing ("Indirect Overseas Issuance and Listing") under the Draft Overseas Listing Regulations. On February 17, 2023, the CSRC issued the Trial Measures for the Administration of Overseas Issuance and Listing of Securities by Domestic Enterprises and five supporting guidelines, which became effective on March 31, 2023 (the "Overseas Listing Regulations"). The Overseas Listing Regulations require that a PRC domestic enterprise seeking to issue and list its shares overseas shall complete the filing procedures with the CSRC, failing which we may be fined between RMB 1 million and RMB 10 million.

On December 28, 2021, the Cyberspace Administration of China ("CAC") jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operators (together with the operators of critical information infrastructure, the "CII Operators") carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and that any online platform operator who controls more than one million users' personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

We may collect and store certain data (including certain personal information) from their clients, who may be PRC individuals, in connection with their business and operations and for "Know Your Customers" purposes (to combat money laundering). Given that (1) AGBA and its subsidiaries are incorporated either in Hong Kong or the British Virgin Islands and are located in and conduct their operations in Hong Kong, (2) we have no subsidiaries, VIE structure, nor any operations in mainland China, and (3) pursuant to the Basic Law, the national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong), our management does not currently expect the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law, or the Draft Overseas Listing Regulations to impact our operations. As of date of this annual report, we have conducted all sales activities in Hong Kong and in the aggregate have collected and stored personal information of less than one million users in the PRC, all of the data collected is stored in servers located in Hong Kong, and none of us or our subsidiaries have been informed by any PRC governmental authority of any requirement that it file for a cybersecurity review or a CSRC review. Accordingly, our management does not currently expect that the laws and regulations in the PRC on data security, data protection or cybersecurity apply to us or that the oversight of the CAC will be extended to our operations in Hong Kong, because (i) AGBA is not a "CII Operator" or a "Network Platform Operator" as defined under the relevant PRC cyberspace laws; (ii) AGBA does not harm PRC national security, public interests, or the legitimate rights and interests of citizens or organizations of the PRC; (iii) AGBA is not subject to PRC government cyberspace scrutiny; and (iv) AGBA is compliant with PRC cyberspace laws that have been issued up to the date of this annual report.

However, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will act, what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and whether any of these will apply to us, if at all. There can be no assurance that we will be able to comply in all respects with any PRC regulatory requirements that may become applicable to it in the future. For example, our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. In the event of a failure to comply with any applicable regulations, we may become subject to the consequences of such non-compliance, including fines and other penalties, which, in turn, may have a material adverse effect on the business, operations, financial condition, and prospects of AGBA and may hinder the ability of AGBA to offer or continue to offer securities to investors. Such an impact could, in turn, cause the value of such securities to significantly decline or be worthless.

Governments in the jurisdictions AGBA operates or intends to operate may restrict or control to varying degrees the ability of foreign investors to invest in businesses located or operating in such jurisdictions.

Because we are incorporated in the British Virgin Islands, shareholders may be deemed to be foreign investors in Hong Kong and therefore be subject to restrictions or controls in Hong Kong on the ability of foreign investors to invest in business located or operating in Hong Kong. As a result, there may be a risk of loss to our investors due to, among other things, expropriation, nationalization or confiscation of assets, or the imposition of restrictions on repatriation of capital invested, in each case by the governmental or regulatory agencies empowered in Hong Kong. While, in some cases, the British Virgin Islands has entered into international investment treaties or agreements designed to encourage and protect investment by BVI persons in foreign jurisdictions, there can be no guarantee that such treaties or agreements will cover Hong Kong or that such treaties or agreements will be fully implemented or effective. In other cases, we may not be able to take advantage of certain treaties because it or they are British Virgin Islands companies and are therefore exposed to additional risk of such loss.

AGBA is subject to many of the economic and political risks associated with emerging markets, particularly China, due to its operations in Hong Kong. Adverse changes in Hong Kong's or China's economic, political, and social conditions as well as government policies could adversely affect AGBA's business and prospects.

We currently conduct its business in Hong Kong and is considering options for expansion of its business in mainland China. Accordingly, we are subject to risks and uncertainties including fluctuations in mainland China's GDP, unfavorable or unpredictable treatment in relation to tax matters, expropriation of private assets, exchange controls, restrictions affecting its ability to make cross-border transfers of funds, regulatory proceedings, inflation, currency fluctuations, or the absence of, or unexpected changes in, regulations and unforeseeable operational risks. In addition, our business, prospects, financial condition, and results of operations may be significantly influenced by political, economic, and social conditions in Hong Kong and China generally and by continued economic growth in China.

The Chinese economy differs from the economies of most developed jurisdictions (such as Hong Kong) in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. Although the PRC government has implemented measures that focus on accounting for market forces to effect economic reform and are aimed at reducing the state ownership of productive assets and establishing improved corporate governance in business enterprises, a substantial portion of China's productive assets are still owned by the government. In addition, the PRC government continues to play a significant role in regulating development through industrial policies. The PRC government also exercises significant control over China's economic growth through its allocation of resources, control of payment of foreign currency-denominated obligations, monetary policy, and preferential treatment for particular industries or companies. Many of the economic reforms carried out by the PRC government are unprecedented or experimental and are expected to be refined and improved over time. This refining and adjustment process may not necessarily have a positive effect on the operations and business development of AGBA. Other political, economic, and social factors may also lead to further adjustments of the reform measures. For example, the PRC government has in the past implemented a number of measures intended to curtail certain segments of the economy, including the real estate industry, which the government believed to be overheating. These actions, as well as other actions and policies of the PRC government, could cause a decrease in the overall level of economic activity in the PRC and, in turn, have an adverse impact on our business and financial condition.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures, which may benefit the overall Chinese economy, may have a negative effect to us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, the PRC government has from time to time implemented certain measures, including interest rate changes, to control the pace of economic growth. These measures may cause decreased economic activity in China, as evidenced by the slowing of growth of the Chinese economy since 2012. In addition, COVID-19 had a severe and negative impact on the Chinese economy in the first half of 2020. In addition, any future escalation of the ongoing trade war between the United States and China, regional or national instability, or the armed conflict between Russia and Ukraine may negatively impact the growth of the Chinese economy. Any prolonged slowdown in the Chinese economy or adverse changes in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China and may reduce the demand for our services and solutions among potential Chinese customers and materially and adversely affect its business and results of operations.

National laws of the PRC do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong. The laws and regulations in the PRC are evolving, and their enactment timetable, interpretation and implementation involve significant uncertainties. To the extent any PRC laws and regulations become applicable to us, it may be subject to the risks and uncertainties associated with the legal system in the PRC, including with respect to the enforcement of laws and the possibility of changes of rules and regulations with little or no advance notice. We may also become subject to the laws and regulations of the PRC to the extent it commences business and customer facing operations in mainland China as a result of any future acquisition, expansion, or organic growth.

AGBA's potential expansion of activities in China is subject to various risks.

We, as of the date of this annual report, primarily operate in Hong Kong. We have been pursuing and will continue to pursue its growth strategy in China, particularly in the Greater Bay Area, comprising Macau, Guangzhou, Shenzhen, and the surrounding area. Currently, we do not have any Chinese operating entities and does not plan to use "variable interest entities," or VIEs, in the future to conduct its operations. Our management intends for such expansion to be conducted through customer referrals and partnerships, with its actual sales activities conducted in Hong Kong.

Any expansion of our China-related activities may expose it to additional risks, including:

- Changing global environment, including changes in U.S., Chinese, and international trade policies;

- Challenges associated with relying on local partners in markets that are not as familiar to AGBA, including joint venture partners to help AGBA establish its business;

- Difficulties managing operations in new regions, including complying with the various regulatory and legal requirements;

- Different governmental approval or licensing requirements;

- Challenges in recruiting sufficient suitable personnel in new markets;

- Challenges in providing services and solutions as well as support in these new markets;

- Challenges in attracting business partners and customers;

- Potential adverse tax consequences;

- Foreign exchange losses;

- Limited protection for intellectual property rights;

- Inability to effectively enforce contractual or legal rights; and

- Local political, regulatory, and economic instability or wars, civil unrest, and terrorist incidents.

Moreover, changes in China's economic, political, or social conditions or government policies could have a material adverse effect on our growth plans. If we are unable to effectively avoid or mitigate these risks, its ability to grow its China-related business will be affected, which could have a material adverse effect on its business, financial condition, results of operations, and prospects.

As we further expand into the international market, it is increasingly subject to additional legal and regulatory compliance requirements, including local licensing and periodic reporting obligations. We may inadvertently fail to comply with local laws and regulations, and any such violation could subject to regulatory penalties, such as revocation of licenses, which would in turn harm its brand, reputation, business operation and financial results. Although we have policies and procedures in place to enhance compliance with local laws and regulations, there can be no assurance that its employees, contractors, or agents will stay compliant with these policies and procedures.

AGBA's financial services revenues are highly dependent on macroeconomic conditions as well as market conditions in Hong Kong, China, and globally. Disruptions in the global financial markets and economic conditions could adversely affect the AGBA and its institutional clients and customers.

Given the significant proportion of its business operations concentrated in Hong Kong, our success depends largely on the health of the Hong Kong financial industry, which is affected by changes in general economic conditions beyond the our control. Economic factors such as increased interest rates, slow economic growth or recessionary conditions, changes in household debt levels, and increased unemployment or stagnant or declining wages affect the our customers' income and thus their ability and willingness to take loans from us, invest with us, or engage with our other financial products. Domestic and global events affect all such macroeconomic conditions. Weak or a significant deterioration in economic conditions reduce the amount of disposable income both individual and institutional consumers have, which in turn reduces consumer spending and their willingness to engage with the our financial services. Any or all of the circumstances described above may lead to further volatility in or disruption of the credit and other financial markets at any time and could adversely affect our financial condition.

Changes in the condition of Hong Kong's and China's economies generally affect the demand and supply of financial products, which in turn will affect demand for the solutions that we provide. For example, a credit crisis, or prolonged downturn in the credit markets could severely affect our operating environment by, for example, causing a tightening in credit guidelines, limited liquidity, deterioration in credit performance, or increased foreclosures. Since a significant portion of our revenue is generated from transaction-based fees and commissions, a decrease in transaction volumes could cause a material decline in our revenues for the duration of such crisis.

Global economies could suffer dramatic downturns as the result of a deterioration in the credit markets and related financial crisis as well as a variety of other factors including, extreme volatility in security prices, diminished liquidity and credit availability, and ratings downgrades or declining valuations of certain investments. In past economic downturns, governments have taken unprecedented actions to address and rectify these extreme market and economic conditions, including by providing liquidity and stability to the financial markets. If these actions are not successful, the return of adverse economic conditions may significantly affect the businesses of our customers, which could in turn negatively affect our revenues.

In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by central banks and financial authorities in some of the world's leading economies, including the European Union, the United States, and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe, and Africa. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and escalations in the trade tensions between the United States and China. Starting from 2018, changes in U.S. trade policies have occurred, including the imposition of tariffs. These types of developments, including a potential trade war, could have a material adverse impact on the Chinese economy and in turn on the Hong Kong economy. On January 31, 2020, the United Kingdom ceased to be a member of the European Union (commonly referred to as "Brexit"). The effects of Brexit on worldwide economic and market conditions remain uncertain. Brexit could adversely affect European and worldwide economic and market conditions and could contribute to instability in global financial and foreign exchange markets. Furthermore, protests in Hong Kong in 2019, political instability in the Korean Peninsula, a slump in commodity prices, uncertainty over interest rates in the United States, and the armed conflict between Russia and Ukraine have also resulted in instability and volatility in the global financial markets. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Failure to comply with existing or future laws and regulations related to data protection or data security could lead to liabilities, administrative penalties, or other regulatory actions, which could negatively affect the AGBA's operating results, business, and prospects.

The regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of personal data worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Regulatory authorities in virtually every jurisdiction in which we have implemented or are considering a number of legislative and regulatory proposals concerning personal data protection. Our management has been monitoring the evolution of this area of law and intends to take steps to ensure compliance with laws applicable to our current operations in Hong Kong and potential future operations in China.

While our management believes that we are not currently subject to PRC laws relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data, We may be subject to such laws in the future. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

Risk Factors Relating to AGBA's Business

The ability of AGBA to continue as a going concern is dependent upon its ability to raise additional funds and implement its business plan.

Our consolidated financial statements accompanying this annual report were prepared assuming that we will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business. For the year ended December 31, 2023, we reported approximately US$49.2 million net loss and US$42.3 million net cash outflows from operating activities. As of December 31, 2023, we had the accumulated losses of approximately US$65.6 million and cash and cash equivalents of $1.9 million.

Our management intends to continue to monitor our capital structure and evaluate various funding alternatives that may be needed to finance its growth strategy, business development, and operating expenses, including fundraising through equity or debt capital markets. Nonetheless, there can be no assurance that we will be successful in such fundraising or that if it can secure such funds that they will be sufficient to meet the financing needs of AGBA and to allow us to continue as a going concern. See "*Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Going Concern*."

The success and growth of AGBA will depend, in part, upon its ability to be a leader in technological innovation in its industries.

We operate in industries experiencing rapid technological change and frequent product introductions. To succeed, we must lead its peers in designing, innovating, and introducing new technology and product offerings. The process of developing new technologies and products is complex, and if we are unable to successfully innovate and continue to deliver a superior client experience, the demand for its products and services may decrease, it may lose market share and its growth and operations may be hampered.

For example, part of our Platform Business relies on its continued ability to process loan applications over the internet, accept electronic signatures, provide instant process status updates, and provide other client- and loan applicant-expected conveniences. Our proprietary platform technology is integrated into all steps of its business processes. Our dedication to incorporating technological advancements into its service platforms requires significant financial and personnel resources. Maintaining and improving this technology will require us to expend significant capital expenditures on its proprietary technology platforms.

To the extent that we are dependent on any particular technology or technological solution, it may be harmed if such technology or technological solution becomes non-compliant with existing industry standards, fails to meet or exceed the capabilities of its competitors' equivalent technologies or technological solutions, becomes increasingly expensive to service, retain, and update, becomes subject to third-party claims of intellectual property infringement, misappropriation, or other violation, or malfunctions or functions in a way not anticipated. Additionally, new technologies and technological solutions are continually being released. As such, it is difficult to predict the problems that we may encounter in improving its websites' and other technologies' functionality.

The technologies that AGBA uses may contain undetected errors, which could result in customer dissatisfaction, damage to the AGBA's reputation, or loss of customers.

Some of the solutions that we offer are built on large stacks of data, requiring sophisticated and innovative technologies to address our operating needs, predict operating patterns, and help make decisions in terms of business strategies and implementation plans. We aim to make its operations and solutions more streamlined, automated, and cost-effective by using advanced technologies which are currently under development. We may encounter technical obstacles, and it may discover problems that prevent such technologies from operating properly, or at all, which could adversely affect our information infrastructure and other aspects of its business where such technologies are applied. If our solutions do not function reliably or fail to achieve its customers' expectations for performance, we may lose existing customers or fail to attract new ones, which may damage its reputation and adversely affect its business, financial condition, and results of operations. Material performance problems, defects, or errors in our existing or new software, applications, and solutions may arise and may result from the interface between solutions and systems and data that it did not develop, the function of which is beyond its control, or defects and errors that were undetected in internal testing. These types of defects and errors, and any failure by us to identify and address them, could result in a loss of revenue or market share, diversion of development resources, harm to our reputation and increased service and maintenance costs. Defects or errors may discourage existing or potential customers from utilizing our solutions. Correcting these types of defects or errors could prove to be impossible or impracticable. The costs incurred in correcting any defects or errors may be substantial and could have a material adverse effect on our business, financial condition, and results of operations.

We rely on our business relationships with product issuers and the success of those product issuers, and the future development depends, in part, on the growth of such product issuers and their continued collaboration.

The Platform Business relies, in part, on financial products provided by certain banks, insurance companies, or other companies that offer financial products (product issuers). Our management team believes that establishment of business relationships with major product issuers such as MassMutual Asia Limited, Prudential Hong Kong Limited, and Zurich International Life Limited, which facilitates our ability to provide a wide variety of products to satisfy customers' needs and enables it to negotiate favorable terms with such product issuers, to the benefit of its customers, contributes to its current success. The long-term business relationships that the Platform Business has established with major product issuers are formed on the basis of the terms of business, broker contracts, and/or conditions issued by the product issuer(s) setting out the terms and conditions upon which product issuer(s) are prepared to accept business referred or introduced to them. However, there is no assurance that the Platform Business will succeed in maintaining existing and/or establishing new, strategic relationships with product issuers. If the Platform Business cannot maintain and/or establish such relationships, it and its subsidiaries' access to similar financial products may be restricted, and their business, operations, and financial position may, in turn, be adversely affected.

The Platform Business's future development depends, in part, on the growth of such product issuers, on their continued development of new financial products, and on their continued collaboration. Failure by such product issues to continue to sell new financial products may, in turn, limit our ability to offer such products to their customers. There can be no assurance that if any product issuer discontinued its business or ceased to collaborate with us could find replacement products on comparable terms, or at all. If the Platform Business cannot maintain its current pipeline of products from product issuers, it and its subsidiaries' access to similar financial products may be restricted, and their business, operations, and financial position may, in turn, be adversely affected.

The property agency segment of the Platform Business has historically operated on thin margins, which expose it to risk of non-profitability and recent trends have caused the segment to be loss-making.

The property agency segment of the Platform Business, run by OnePlatform International Property Limited ("OIP"), has historically operated with thin profit margins. In accordance with its contracts with property developers and agreements with its own staff, commission income from OIP's operations is dispersed broadly among both the consultancy force and salespersons, often equaling up to 50% of the commission. This significant split of commission income has historically resulted in marginal profit for OIP.

In recent years, the segment has been loss-making and was supported by intercompany loans. While our management intends to generate sufficient cash flows from the segment to repay such intercompany loans and create positive profit margins, there can be no assurance that the property agency segment of the Platform Business will be able to generate such cash flows now or in the future. Without a change in the commission sharing mechanism or optimization of the segment's operating costs, the property agency segment's ability to achieve additional profits may be limited. There can be no assurance that OIP will be able to achieve changes in commission sharing or optimization of operating costs to sufficient levels, or at all. In addition, given the competitive environment in which OIP operates, there also can be no guarantee that such changes would not create a loss of engagement with property developers and salespersons. Such disruptions to the property agency segment of the Platform Business could have negative effects on its business, financial condition, results of operations, and prospects.

AGBA relies on third parties for various aspects of its business and the services and solutions that it offers. AGBA's business, results of operations, financial condition, and reputation may be materially and adversely affected if these third parties do not continue to maintain or expand their relationship with AGBA, or if they fail to perform in accordance with the terms of their relevant contracts.

We rely on third parties for various aspects of its business and the solutions they offer. For example, we rely on computer hardware, software, and cloud services, internet and telecommunication services, and third-party supplied data. We expect to continue to rely on these third parties to supplement its capabilities for a significant period, if not indefinitely. Therefore, we need all of these parties to function in a flawless and timely manner in order to conduct its business. However, there can be no assurance that these third parties will provide their support properly or in a cost-effective manner or that the third party-supplied data we rely on will be complete, accurate, or reliable. In the event of problems with any of these third-party providers, transitioning to new providers may disrupt our business and increase costs.

If any of the third-party service providers fail to perform properly, there can be no assurance that we would be able to find suitable replacement suppliers on commercially reasonable terms on a timely basis, or at all. The third-party service providers may carry out their business in an inappropriate manner or in violation of regulations or laws. Any of such occurrences could diminish our ability to operate or damage its business reputation, or cause it regulatory or financial harm, any of which could negatively affect our business, financial condition, and results of operations.

Failure to maintain and enlarge the customer base of AGBA or to strengthen customer engagement may adversely affect its business and results of operations.

Our revenue growth depends, in part, on its ability to maintain and enlarge its customer base and strengthen customer engagement so that more of its customers will use our solutions more often and contribute to our revenue growth. Although we maintain business relationships with its existing customers and has successfully developed different marketing channels to generate business from referrals, recurring business, and direct marketing, less than 15% of the total revenue for the year ended December 31, 2023 was generated by recurring business from existing customers purchasing new products through the Platform Business. This diffusion of our customer base requires us to constantly maintain and refresh its broad customer base. Our customers are, however, geographically concentrated, as substantially all of its major customers are located in Hong Kong. Fluctuations in the macro-economic environment in Hong Kong may have adverse effects on our major clients.

There can be no assurance that our customers will continue to use its services and solutions once their existing contract or relationship expires or that they will purchase additional solutions from us. This risk is especially apparent in circumstances where it is inexpensive for them to switch service providers. Our ability to maintain and enlarge its customer base and strengthen customer engagement will depend on many factors, some of which are out of our control, including:

- its ability to continually innovate technologies to keep pace with rapid technological changes;

- its ability to continually innovate solutions in response to evolving customer demands and expectations and intense market competition;

- its ability to customize solutions for customers;

- customer satisfaction with our solutions, including any new solutions that AGBA may develop, and the competitiveness of pricing and payment terms;

- the effectiveness of our solutions in helping customers improve efficiency, enhance service quality, and reduce costs;

- customers' acceptance of our pricing models;

- Our ability to transition customers from "hook products," which AGBA provides at low or even no charge, to products that provide more revenue and better margins; and

- the success and growth of our customers, which could be affected by general-economic and market conditions, regulatory developments and other factors.

As many of our customers are engaged using a transaction-based model, a reduction of transactions by its customers would adversely affect our business and results of operations.

In addition, we have derived some of its customers either through acquisitions of new businesses or by intra-group referrals. If we cannot develop customers organically, conduct as many acquisitions, or receive as many customer referrals as it has historically, it may not be able to grow its customer base as quickly, or at all.

A number of AGBA's business partners are commercial banks and other financial institutions that are highly regulated, and the tightening of laws, regulations, or standards in the financial services industry could harm its business.

A number of our business partners are commercial banks and other financial institutions that are highly regulated and must comply with complex and changing government regulations and industry standards, which are subject to significant changes, in the various jurisdictions in which they operate. Global, regional, or local regulatory developments, including those in respect of consumer protection, credit availability, risk management, and data privacy, could adversely affect our customers or otherwise result in a reduction in the volume and frequency of its business transactions.

Our financial institution partners must sometimes include restrictive provisions in their contracts with service providers, with respect to security and privacy, ongoing monitoring, risk management, and other limitations. These provisions may increase our costs, limit the scope of the solutions we offer, or otherwise restrict customer access. In addition, our customers may have less capacity or incentive to purchase solutions from us, may pass on their increased costs to us, or may cease to use certain of our solutions. As aspects of our business employ a broker-based model, any reduction of transactions by our partners may materially and adversely affect our business and results of operations.

As a result of such laws and regulations, certain of our business partners have had, or will have, to adjust their business practices in ways that reduce their use of our solutions, and these types of changes in response to regulatory developments may adversely affect our business, result of operations, and financial conditions.

Significant increases and decreases in the number of transactions by AGBA's clients can have a material negative effect on AGBA's profitability and its ability to efficiently process and settle transactions.

Significant volatility in the number of client transactions and rebalancing activity may result in operational problems such as a higher incidence of failures to deliver services and errors in processing transactions, and such volatility may also result in increased personnel and related processing costs. We may experience adverse effects on its profitability resulting from significant reductions in product sales and may encounter operational problems arising from unanticipated high transaction volume because we are not able to control such fluctuations.

In addition, significant transaction volume could result in inaccurate books and records, which would expose us to disciplinary action by governmental agencies and other relevant regulators.

We operate in a competitive and evolving industry; if we are unable to compete effectively, it may lose market share.

The market competition in which we operate is intense and all aspects of their businesses are highly competitive. we compete for clients, customers, and personnel directly with other financial advisory firms, securities firms, and, increasingly, with other types of organizations and businesses offering financial services, such as banks and insurance companies. The financial technology services industry in Hong Kong and China is also highly competitive and rapidly evolving. New competitors, including affiliates of financial institutions, traditional IT companies, and internet companies, are entering this market.

We primarily face competition posed by major, existing financial institutions, including traditional banks and insurance agencies. However, we also face threats of new players entering its industries, particularly the fintech industry, in Hong Kong and China. While our management believes that we have a competitive advantage by having a full suite of financial products (including insurance, investment, and credit) coupled with a captive customer base and well-established infrastructure (including operational capabilities and technology), some of our competitors may have greater brand recognition, larger customer bases or greater financial, technological, or marketing resources. There can be no assurance that our competitors will not be able to respond more quickly and effectively than us to new or changing opportunities, technologies, standards, or customer requirements, or successfully adapt to significant changes in regulatory and industry environments.

The financial services industry continues to evolve technologically, with an increasing number of firms of all sizes providing lower cost, computer-based "robo-advice" and enhanced digital experiences for clients with previously limited personalized service. Industry and technology changes may result in increased prevalence of robo-advisors. We are subject to risk from accelerated industry changes and competitive forces, which have resulted and are expected to continue to result in significant costs for strategic initiatives to respond to such changes. Our ability to compete in its industries is based primarily on a business model designed to serve clients through personalized relationships with financial advisors offering a full-product suite complemented by a low-cost digital platform. We may be subject to operational risk if its current business model is unable to keep pace with a rapidly changing environment, which includes client, industry, technology, and regulatory changes. In addition, our ability to compete and adapt its business model may be impacted by changing client demographics, preferences, and values. If our services do not meet client needs, it could lose clients, thereby reducing revenues and profitability.

Talent competition among our competitors also exists for financial advisors, technology specialists, and corporate staff. Our continued ability to expand its business and to compete effectively depends on its ability to attract qualified employees and to retain and motivate current employees. Additionally, during an economic downturn, there is increased risk that our successful personnel may leave or be hired away by its competitors, if we experience reduced profitability.

Competition may also result in continued pricing pressures, which may lead to price reductions for our services and offerings and may adversely affect its profitability and market share. In addition, we may face competition from its own customers or financial product providers, who may develop their own solutions internally after they have gained experience and expertise independently or through their use of our solutions. If we are unable to successfully compete in its relevant industries, its business, financial condition, and results of operations may be materially and adversely affected.

If we are unable to protect or promote its brand and reputation, its business may be materially and adversely affected.

Our brand names and reputation are subject to a variety of factors that are beyond its control. For example, customer complaints about our services and negative publicity about the financial services industry could diminish consumer confidence in our solutions. Failure to protect our customers' privacy or effectively adopt security measures could have the same effect. Measures that we may take from time to time to combat risks of fraud and breaches of privacy and security can damage relations with its customers. These measures heighten the need for prompt and accurate customer service to resolve irregularities. If we cannot handle customer complaints effectively or balance different customers' needs appropriately, its reputation may suffer, and we may lose customers' confidence. Furthermore, we may be subject to claims seeking to hold it liable for inaccurate or false information. Any claims, regardless of merit, may force us to participate in costly time-consuming litigation or investigations, divert significant management and staff attention, and damage its reputation and brand. In addition, our reputation may be undermined if its customers and product issuers, many of whom are financial institutions, violate laws and regulations such as financial supervision regulations and anti-money laundering laws, when interacting with our solutions. Any significant damage to our reputation, or to the perceived quality or awareness of its brands or solutions, or any significant failure by us to promote and protect its brands and reputation, could make it more difficult for us to maintain a good relationship with its customers, promote its services or retain qualified personnel, any of which may have a material adverse effect on our business.

Our future marketing and efforts to build its brands will likely require it to incur additional expenses. In 2022, AGBA changed the branding of many of its group companies to reflect new brands, such as "AGBA", "AGBA Focus", "AGBA Perform" and "OnePlatform," that align with our new approach to the market.

These re-branding efforts include obtaining new trademark and domain name registrations, which efforts are ongoing. Increased marketing expenses in the short term may be required to familiarize our customers and the public with these new brand names. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote, protect, and maintain its brands while incurring additional expenses, its results of operations and financial condition would be adversely affected, and its ability to grow its business may be impaired.

Breach of AGBA's security measures or those of any third-party cloud computing platform provider, or other third-party service providers, may result in AGBA's data, IT systems, and services being perceived as not being, or actually not being, secure.

Some of our services involve storage and transmission of its customers' and their end-customers' proprietary and other sensitive data, including financial information and other personally identifiable information. Our security measures may be breached as a result of efforts by individuals or groups of hackers and sophisticated organizations, including by fraudulently obtaining system information of our employees or customers. Our security measures also could be compromised by employee error or malfeasance, which could result in unauthorized access to, or denied authorized access to, our IT systems, customers' data, or its own data, including with respect to our intellectual property and other confidential business information.

Because the techniques used to breach, obtain unauthorized access to, and sabotage IT systems change frequently, grow more complex over time, and are generally not recognized until launched against a target, we may be unable to anticipate or implement adequate measures to prevent such techniques. In addition, we are often an early adopter of new technologies and new ways of sharing data and communicating internally and with partners and customers. As its IT systems continue to evolve, their complexity increases. In addition, our customers may authorize third-party technology providers to access their customer data, and some of our customers may not have adequate security measures to protect their data that is stored on our servers. Because we do not control its customers or third-party technology providers, or the processing of such data by third-party technology providers, we cannot ensure the integrity or security of such transmissions or processing. Malicious third parties may also conduct attacks designed to temporarily deny customers access to our services.

A security breach could expose us to a risk of loss or inappropriate use of proprietary and sensitive data, or the denial of access to this data. A security breach also could result in a loss of confidence in the security of its services, damage our reputation, negatively impact future sales, disrupt its business, and lead to legal liability. Finally, the detection, prevention, and remediation of known or potential security vulnerabilities, including those arising from third-party hardware or software, may result in additional direct and indirect costs, for example, we may be required to purchase additional infrastructure or its remediation efforts may degrade the performance of our solutions.

Unexpected network interruptions, security breaches, cyberattacks, or computer virus attacks, and failures in AGBA's information technology systems, could have a material adverse effect on AGBA's business, financial condition, and results of operations.

Our information technology systems support all phases of its operations and are an essential part of the group's technology infrastructure. The robust reliability of our platform is one of its competitive strengths that it relies on to attract and retain customers. If our systems fail to perform, it could experience disruptions in operations, slower response times, or decreased customer satisfaction. We must process, record, and monitor a large number of transactions, and its operations are highly dependent on the integrity of its technology systems and its ability to make timely enhancements and additions to such systems. System interruptions, errors, or downtime can result from a variety of causes, including unexpected interruptions to the internet infrastructure, technological failures, changes to systems, changes in customer usage patterns, linkages with third-party systems, and power failures. Our systems also are vulnerable to disruptions from human error, execution errors, errors in models such as those used for risk management and compliance, employee misconduct, unauthorized trading, external fraud, computer viruses, denial of service attacks, computer viruses or cyber-attacks, terrorist attacks, natural disasters, power outages, capacity constraints, software flaws, events impacting our key business partners and vendors, and other similar events.

AGBA has in the past experienced network interruptions, which did not have a material adverse impact on the business.

However, our business depends on the performance and reliability of its internet infrastructure. There can be no assurance that our internet infrastructure will remain sufficiently reliable for its needs. Any failure to maintain the performance, reliability, security, or availability of its network infrastructure may cause significant damage to its ability to attract and retain customers. Major risks involving our network infrastructure include:

- breakdowns or system failures resulting in a prolonged shutdown of its servers;

- disruption or failure in the national backbone networks in Hong Kong, China, and the other markets where AGBA operates, which would make it impossible for customers to access our solutions;

- damage from natural disasters or other catastrophic events such as typhoons, volcanic eruptions, earthquakes, floods, telecommunications failures, or other similar events; and

- any infection by or spread of computer viruses or other system failures.

Any network interruption or inadequacy that causes interruptions in the availability of our platform or deterioration in the quality of or access to its solutions could reduce customer satisfaction and result in a reduction in the activity level of our customers. Furthermore, increases in the volume of traffic on our platform could strain the capacity of its existing computer systems and bandwidth, which could lead to slower response times or system failures. This strain could cause a disruption or suspension in our services delivery, which could, in turn, hurt its brand and reputation. We may need to incur additional costs to upgrade its technology infrastructure and computer systems to accommodate increased demand if it anticipates that its systems cannot handle higher volumes of traffic and transaction in the future. In addition, it could take an extended period to restore full functionality to our technology or other operating systems in the event of an unforeseen occurrence, which could affect our ability to deliver its solutions. There can be no assurance that we will not suffer unexpected losses, reputational damage, or regulatory actions due to technology or other operational failures or errors, including those of our vendors or other third parties.

As part of our normal business activities, we collect and store or have access to certain proprietary confidential, and personal information, including information about our employees, customers, vendors and business partners, which may be entitled to protection under a number of regulatory regimes. The protection and security of our network systems and our own information, as well as information relating to our employees, customers, vendors, business partners and others, is vitally important to us. Any failure of us to maintain the security of our network systems and the proprietary, confidential, and personal data in our possession, including via the penetration of our network security and the misappropriation of proprietary, confidential and personal information, could result in costly investigations and remediation, business disruption, damage to our reputation, financial obligations to third parties, fines, penalties, regulatory proceedings and private litigation with potentially large costs, and also result in deterioration in our employees', customers', vendors' and business partners' confidence in us and other competitive disadvantages, and thus could have a material adverse effect on our business, financial condition and results of operations.

The frequency, intensity, and sophistication of cyberattacks and data security incidents has significantly increased in recent years and is constant. As with many other businesses, we are continually subject to cyberattacks and the risk of data security incidents. Due to the increased risk of these types of attacks and incidents, we have implemented information technology and data security tools, measures, and processes designed to protect our networks systems, services, and the personal, confidential or proprietary information in our possession, and to ensure an effective response to any cyberattack or data security incident. We also have privacy and data security policies in place that are designed to detect, prevent, and/or mitigate cyberattacks and data security incidents. Whether or not these policies, tools, and measures are ultimately successful, the expenditures could have an adverse impact on our financial condition and results of operations, and divert management's attention from pursuing our strategic objectives. As newer technologies evolve, we could be exposed to increased risks from cyberattacks, data security events, and data breaches, including those from human error, negligence or mismanagement or from illegal or fraudulent acts.

AGBA's inability to use software licensed from third parties, including open-source software, could negatively affect its ability to sell its solutions and subject it to possible litigation.

Our technology platform incorporates software licensed from third parties, including open-source software, which we use without charge. Although we monitor its use of open-source software, the terms of many open-source licenses that it is subject to have not been interpreted by courts, and there is a risk that these licenses could be construed to impose unanticipated conditions or restrictions on its ability to provide its solutions. In addition, the terms of open-source software licenses may require us to provide software that it develops to others on unfavorable license terms. For example, certain open-source licenses may require us to offer the components of its platform that incorporate open-source software for free, to make source code for modifications or derivative works available to others, and to license such modifications or derivative works under the terms of the particular open-source license.

In addition, we could be required to seek licenses from third parties to continue offering its solutions, and these types of licenses may not be available or may be on terms not acceptable to us. Alternatively, we may need to re-engineer its solutions or discontinue using certain functionalities of its solutions. Our inability to use third-party software could result in business disruptions, or delays in developing future offerings or enhancements of its existing solutions, which could materially and adversely affect our business and results of operations.

AGBA's business in the credit industry requires sufficient liquidity to maintain its business activities, and it may not always have access to sufficient funds.

Liquidity, or ready access to funds, is essential to our business, particularly its money lending business through OnePlatform Credit Limited ("OCL") and Hong Kong Credit Corporation Limited ("HKCC"). A tight credit market could have a negative impact on the ability of either or both of OCL and HKCC to maintain sufficient liquidity to meet their working capital needs and to meet regulatory requirements. Short-term and long-term financing are two sources of liquidity that could be affected by a tight credit market. In a tight credit market, lenders may reduce their loan amounts. There can be no assurance that financing will be available at attractive terms, or at all, in the future.

Additionally, our access to funds held at a broker-dealer is subject to regulatory capital requirements and may require approval from regulators. A significant decrease in our access to funds could negatively affect its business, financial management, and reputation in the industry.

AGBA is subject to credit risk due to the nature of the transactions it processes for its clients.

We are exposed to the risk that third parties who owe it money, securities, or other assets will not meet their obligations. Many of the transactions in which AGBA engages expose it to credit risk in the event of default by its counterparty or client, such as loans or cash balances held at major financial institutions. In addition, our credit risk may be increased when the collateral it holds cannot be realized or is liquidated at prices insufficient to recover the full amount of the obligation due to us. Financial instruments that potentially subject us to credit risk consist of cash equivalents, restricted cash, accounts, and loans receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (approximately US$64,050) if the bank with which an individual/a company hold its eligible deposit fails. We maintain cash and other funds in escrow at financial institutions in Hong Kong, which can be subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness, and there can be no assurance that they will remain of high credit quality.

We have evaluated the need for an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, and other information. Nonetheless, there can be no assurance that its customers will not default on their obligations or otherwise expose us to the negative impacts of credit risk.

Restrictions imposed by the outstanding indebtedness and any future indebtedness of AGBA may limit its ability to operate its business and to finance its future operations or capital needs or to engage in acquisitions or other business activities necessary to achieve growth.

The terms of the outstanding indebtedness and any future indebtedness may restrict us from taking certain actions, including, among other things:

- incurring additional indebtedness;

- creating or incurring liens;

- paying dividends and distributions on, or purchase, redeem, defease, or otherwise acquire or retire for value, capital stock;

- making repayments or repurchases of debt that is contractually subordinated with respect to right of payment or security;

- creating negative pledges or restrictions on the payment of dividends or payment of other amounts owed from subsidiaries;

- making acquisitions, investments, loans (including guarantees), advance or capital contributions;

- engaging in consolidations, amalgamations, mergers, liquidations, dissolutions, dispositions and/or selling, transferring, or otherwise disposing of assets, including capital stock of subsidiaries;

- entering into certain sale and leaseback transactions;

- engaging in certain transactions with affiliates; or

- changing material lines of business.

There can be no guarantee that we will be able to maintain compliance with any of its loan covenants or, if we fail to do so, that it will be able to obtain waivers from the lenders and/or amend the covenants. Even if we comply with all of the applicable covenants, the restrictions on the conduct of business could adversely affect us by, among other things, limiting its ability to take advantage of financings, mergers, acquisitions, investments, and other corporate opportunities that may be beneficial to business.

A breach of any of the covenants in existing or future credit agreements could result in an event of default, which, if not cured or waived, could trigger acceleration of indebtedness and an increase in the interest rates applicable to such indebtedness, and may result in the acceleration of or default under any other debt we may incur in the future to which a cross-acceleration or cross-default provision applies. Any such acceleration of indebtedness could have a material adverse effect on the business, results of operations, and financial condition of AGBA. In the event of any default under existing or future credit facilities of AGBA, the applicable lenders could elect to terminate borrowing commitments and declare all borrowings and loans outstanding, together with accrued and unpaid interest and any fees and other obligations, to be due and payable. In addition, if AGBA was to grant a security interest in a significant portion of its assets to secure obligations under a lending agreement, the applicable lenders, during the existence of an event of default, could exercise their rights and remedies thereunder, including by way of initiating foreclosure proceedings against any assets constituting collateral for obligations of AGBA as borrower.

AGBA' performance depends on key management and personnel. Any failure to attract, motivate and retain staff could severely hinder AGBA's ability to maintain and grow AGBA.

Our future success is significantly dependent upon the continued service of a handful of its key personnel. If we lose the services of any member of management or other key personnel, it may not be able to locate suitable or qualified replacements, and it may incur additional expenses to recruit and train new staff, which could severely disrupt its business and growth, therefore materially and adversely affecting our business, financial condition, results of operations, and prospects. If any dispute arises between our current or former personnel, we may have to incur substantial costs and expenses in order to enforce such agreements in Hong Kong or elsewhere (as relevant), and we may not be able to enforce them at all.

The wide range and diversity of the services and solutions that we provide may require the hiring and retention of a wide range of experienced personnel who can adapt to a dynamic, competitive, and challenging business environment. We will need to continue to attract and retain experienced and capable personnel at all levels as it expands its business and operations. Competition for talent in Hong Kong's financial technology industry is particularly intense, and the availability of suitable and qualified candidates is limited.

Substantially all of AGBA's operations are housed in one location. If the facilities are damaged or rendered inoperable by natural or man-made disasters, AGBA's business may be negatively impacted.

The current headquarters adopts an open-office design throughout the entire building to minimize overall expenses, promote collaborative culture, and create a more flexible workspace environment.

As a result, most of our operations currently are housed in one building. Certain of our subsidiaries compensate the Legacy Group for the use of their office space through existing service agreements. See "*Certain Transactions and Related Party Transactions — Certain Transactions of AGBA*". AGBA Tower, and our offices therein, could be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, fires, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, extreme weather conditions, medical epidemics, and other natural or man-made disasters, pandemics, epidemics, or other business interruptions. If due to such disaster a significant portion of our team members must work remotely for an extended period, our business may be negatively impacted.

On January 25, 2022, we purchased an office premise located at Kaiseng Commercial Centre, No 4 & 6, Hankow Road, Kowloon, Hong Kong from the Legacy Group for a consideration of approximately US$8.0 million. The purchase price was offset by the deduction of a previously paid earnest deposit of US$7.2 million and partially settled by cash. Our management used this office premises for rental purpose. On July 20, 2023, we sold this office premise to an independent third party for the purchase price of $6.13 million.

AGBA may not be able to identify or pursue suitable acquisition or expansion opportunities or achieve optimal results in future acquisitions or expansions, and it may encounter difficulties in successfully integrating and developing acquired assets or businesses.

To further grow its businesses and increase its competitiveness and profitability, we intend to continue expanding its services and solutions in both Hong Kong and China. We have been actively looking for acquisition or expansion opportunities that may be beneficial. Over the past few years, Fintech has invested in a number of companies in the fintech space, such as Tandem. We will continue to seek opportunities for acquisition and expansion. However, acquisitions or expansions may not be successfully completed, and we may not be able to find or consummate suitable acquisition or expansion alternatives. Any expansion of AGBA into China may also involve risks related to businesses operating in China. If we successfully complete any acquisition or expansion, it may raise financing, either in the capital markets or in the form of bank financing, to cover all or part of the purchase price, which will lead to changes to our capital structure and may restrict us in other ways. In addition, to the extent that any of these business initiatives are funded through the issuance of equity or convertible debt securities, the ownership interest of our shareholders could be diluted.

We have acquired and may in the future acquire other businesses or companies with advanced financial technologies, leading financial technology products, valuable intellectual property, or other businesses or assets with capabilities and strategies that our management believes are complementary to and are likely to enhance its businesses. However, there can be no assurance that we will be able to identify attractive acquisition targets, negotiate favorable terms, obtain necessary government approvals or permits, complete necessary registrations or filings, or obtain necessary funding to complete these acquisitions on commercially acceptable terms, or at all.

Acquisitions and expansions involve numerous risks, including potential difficulties in retaining and assimilating personnel, risks and difficulties associated with integrating the operations and culture of AGBA, diversions of management attention and other resources, lack of experience and industry and market knowledge of the new businesses, risks and difficulties associated with complying with laws and regulations related to the acquisitions and failure to properly identify problems with acquisition targets through the due diligence process. In addition, acquisitions and expansions may significantly stretch our capital, personnel, and management resources and, as a result, we may fail to manage its growth effectively. Any new acquisition or expansion plans may also result in its inheritance of debts and other liabilities, assumption of potential legal liabilities in respect of the new businesses, and incurrence of impairment charges related to goodwill and other intangible assets, any of which could harm our business, financial condition, and results of operations. In particular, if any new businesses we acquire fail to perform as expected, we may be required to recognize a significant impairment charge, which could materially and adversely affect its business, financial condition, and results of operations. There may also be established players in these sectors and markets that enjoy significant market share, and it may be difficult for us to win market share from them. Furthermore, some of the overseas markets that we may target may have high barriers of entry for foreign players. There can be no assurance that our acquisition or expansion plans will be successful. As a result, there can be no assurance that we will be able to realize the strategy behind an acquisition or expansion plan, reach the desired level of operational integration, or achieve its investment return targets.

AGBA and its directors, management, and employees currently are and may in the future be subject to litigation and regulatory investigations and proceedings, and any adverse findings may have a material adverse effect on AGBA's business, results of operations, financial condition, and prospects and harm its reputation.

Many aspects of our business involve substantial litigation and regulatory risks, and our members and management may be subject to claims and lawsuits in the ordinary course of their business or in connection with the Legacy Group. We are also, from time to time, subject to examinations, informal inquiries and investigations by regulatory and other governmental agencies. In the ordinary course of business, we are also subject to arbitration claims, lawsuits, and litigation, either as plaintiff or defendant.

Actions brought against us may result in settlements, injunctions, fines, penalties, or other results adverse to the directors, management, and employees that could harm its business, financial condition, results of operations, and reputation. Any action against our directors, management, and employees, even those without merit and even if the relevant party is successful in defending itself against them, may cause us to incur significant costs, and could place a strain on its financial resources, divert the attention of management from its core business, and harm its reputation. A significant judgment or regulatory action against our directors, management, and employees or a material disruption in the business of AGBA arising from adverse adjudications in proceedings against its directors, officers or employees would have a material adverse effect on its liquidity, business, financial condition, results of operations, reputation, and prospects.

As a publicly listed company, we are likely to face additional exposure to claims and lawsuits. These claims could divert management's time and attention away from its business and result in significant costs to investigate and defend, regardless of the merits of the claims. In some instances, we may elect or be forced to pay substantial damages if it is unsuccessful in its efforts to defend against these claims, which could harm its reputation, business, financial condition, and results of operations.

We implement policies and conduct regular compliance training designed to deter wrongdoing, promote honest and ethical conduct, and ensure the accuracy of financial statements and public communications as well as compliance with applicable governmental laws, rules, and regulations. However, there can be no assurance that all of our directors, management, and employees will strictly abide by these rules and policies, or that we can effectively and timely deter, detect, and remedy all misconduct. Any gross misconduct by our directors, management, and employees, including, but not limited to those in relation to commercial, labor, employment, financial, operational, accounting, auditing or securities matters, may lead to investigations and/or litigation and have a material adverse impact on our business, financial condition and results of operations, and harm its reputation.

We may not have sufficient insurance coverage to cover our business risks.

We maintain insurance to cover its potential exposure for claims and losses. However, our insurance coverage may be inadequate or unavailable to protect us fully, and we may not be able to acquire any coverage for certain types of risks such as business liability or service disruptions, and our coverage may not be adequate to compensate us for all losses that may occur, particularly with respect to loss of business or operations. Any business disruption, litigation, regulatory action, outbreak of epidemic disease, or natural disaster could also expose us to substantial costs and resource diversion. There can be no assurance that our existing insurance coverage will be sufficient to prevent us from any loss or that we will be able to successfully claim our losses on a timely basis, or at all. If we incur any loss that is not covered by its existing insurance policies, or the amount of compensation that it receives is significantly less than its actual loss, our business, financial condition and results of operations could be materially and adversely affected.

Any failure to protect the intellectual property rights of AGBA or its subsidiaries or to ensure the continuing right to own, use or license all intellectual property required for its or their operations could impair AGBA's ability to protect its proprietary technology and its brand.

Our success and ability to compete depends in part upon its intellectual property. As of the date of this report, our portfolio of intellectual property includes, primarily, domain names and trademarks. We are currently in the process of re-branding its business, and as part of this exercise, we are in the process of obtaining domain names and trademark registrations for its new brands, such as "AGBA", "AGBA Focus", "AGBA Perform" and "OnePlatform." We primarily rely on copyright, trade secret and trademark laws, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our intellectual property rights.

The steps that we take to secure, protect, and enforce its current and future intellectual property rights may be inadequate. We may not be able to obtain any further trademarks (including those for "AGBA" and "OnePlatform") or patents, our current intellectual property could be invalidated, our competitors could design their products around our current technology, or we could lose access to third party intellectual property on which we may rely.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time consuming and distracting to our management and could result in the impairment or loss of its intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Accordingly, we may not be able to prevent third parties from infringing upon or misappropriating its intellectual property. Any failure to secure, protect and enforce its intellectual property rights could substantially harm the value of our technology, products, brand, and business.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, domain names, trade secrets, and other intellectual property as critical to our business. Unauthorized use of our intellectual property by third parties may adversely affect our business and reputation. We rely on a combination of intellectual property laws and contractual arrangements to protect our proprietary rights. It is often difficult to register, maintain, and enforce intellectual property rights in countries or regions with less developed regulatory regimes or inconsistent and unreliable enforcement mechanisms. Sometimes laws and regulations are subject to interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights in other countries are uncertain and may afford little or no effective protection of our proprietary technology, and the risk of intellectual property misappropriation may be higher in these countries. Consequently, we may be unable to prevent its proprietary technology from being infringed or exploited abroad, which could affect its ability to expand into international markets or require costly efforts to protect its technology. We are in the process of obtaining new domain names and trademark registrations in connection with its ongoing re-branding efforts. Failure to promptly obtain such registrations or otherwise fully project such intellectual property may expose us to intellectual property related risks, which may materially and adversely affect its business, financial condition and results of operations.

In addition, our contractual agreements, including IP assignment arrangements in employment contracts, may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect its intellectual property rights or to enforce its contractual rights in Hong Kong, China, or other jurisdictions in which we operate. Detecting and preventing any unauthorized use of our intellectual property is difficult and costly, and the steps has taken may be inadequate to prevent infringement or misappropriation of its intellectual property. If we resort to litigation to enforce or protect its intellectual property rights, such litigation could result in substantial costs and a diversion of its managerial and financial resources. There can be no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, its competitors, and, in that case, we would have no right to prevent others' use of them.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt its business and operations.

There can be no certainty that the operations or any aspects of our business do not or would not infringe upon or otherwise violate patents, copyrights, trademarks, or other intellectual property rights held by third parties. We may be subject to penalties, legal proceedings, and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by our solutions, services, or other aspects of its business. There could also be intellectual property rights that we are not aware of that our solutions or services may inadvertently infringe. To the extent that we seek to register any new intellectual property, there can be no assurance that such applications will be approved, that any issued intellectual property rights would adequately protect our intellectual property, or that such intellectual properties would not be challenged by third parties or found by competent authority to be invalid or unenforceable.

There can be no assurance that holders of patents purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce these patents against us in Hong Kong, China, or any other jurisdictions. Furthermore, the application and interpretation of PRC patent laws and the procedures and standards for granting patents in the PRC are still evolving and are uncertain, and there can be no assurance that PRC courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, it may be subject to liability for its infringement activities or may be prohibited from using such intellectual property, and it may incur licensing fees or be forced to develop alternatives of its own. In addition, we may incur significant expenses, and may be forced to divert management's time and other resources from its business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt its business and operations by restricting or prohibiting its use of the intellectual property in question, which may materially and adversely affect its business, financial condition, and results of operations.

Additionally, registering, managing, and enforcing intellectual property rights in the PRC is often difficult. Statutory laws and regulations may not be applied consistently due to the lack of clear interpretation guidance.

We have registered for certain trademarks in Hong Kong, China, and Taiwan. However, third parties may file applications to register the same or similar trademarks. In addition, third parties may object its registrations, and the relevant trademark authority may not rule in our favor in such disputes. If our trademarks are revoked or otherwise canceled, we may be prohibited from using those trademarks in its business operations, and we may need to change certain of its products logos, which may have an adverse effect on its business and operations.

We are party to a number of related party transactions, which may result in interdependence or potential conflicts of interest.

In the ordinary course of their business, our subsidiaries enter into transactions with related parties. Related parties may be individuals (being members of key management personnel and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group and the Legacy Group. Such interdependence may mean that any material adverse changes in the operations or financial condition of related parties could adversely affect our results of operations. We expect that it will continue to enter into transactions with related parties.

While we employ strong corporate governance provisions and related party transaction policies that require such transaction to be conducted on an arm's length basis, there can be no assurance that relevant government regulators will make the same conclusion with respect to such transactions. Further, there can be no assurance that such related party transactions, if questioned, will not have an adverse effect on our business or results of operations.

We operate in a variety of heavily regulated industries in Hong Kong and globally, which expose its business activities to risks of noncompliance with an increasing body of complex laws and regulations.

Due to the heavily regulated nature of the industries in which we operate, primarily the insurance, Mandatory Provident Fund (MPF), asset management and money lending industries, we are required to comply with a wide array of Hong Kong laws and regulations that regulate, among other things, the manner in which they conduct their businesses, which of our operating entities can provide certain services, and the fees that they may charge. Governmental authorities and various Hong Kong agencies, including, among others, the Insurance Authority, the Mandatory Provident Fund Authority, the Securities and Futures Commission, and the Inland Revenue Department, have broad oversight and supervisory authority over us.

Because of the financial services that we offer and deliver, we engage in the relevant service must be licensed in Hong Kong as well as all relevant jurisdictions that require licensure and must comply with each such jurisdiction's respective laws and regulations, as well as with judicial and administrative decisions applicable to it. Presently, in Hong Kong, we maintain Insurance Broker Licenses, HKSFC Licenses, and Money Lenders Licenses, in addition to their business registrations with the Hong Kong Companies Registry. In addition, these companies are currently subject to a variety of, and may in the future become subject to additional, laws that are continuously evolving and developing, including laws on advertising as well as privacy laws.

These licensing requirements and other regulations directly impact our business and require ongoing compliance, monitoring, and internal and external audits as they continue to evolve and may result in ever-increasing public scrutiny and escalating levels of enforcement and sanctions. Subsequent changes to data protection and privacy laws, for instance, could impact how we process personal information, and therefore limit the effectiveness of its products or services or its ability to operate or expand its business, including limiting strategic partnerships that may involve the sharing of personal information.

Both the scope of the laws and regulations and the intensity of the supervision to which we are subject have increased over time, in response to financial crises as well as other factors such as technological and market changes. Regulatory enforcement and fines have also increased across the financial services sector in Hong Kong and the other markets where we operate. Our management expects that its business will remain subject to extensive regulation and supervision. These regulatory changes could result in an increase in our regulatory compliance burden and associated costs and place restrictions on its operations. Our failure to comply with applicable licensing requirements and relevant laws and regulations could lead to, among other things:

- loss of its licenses and approvals to engage in its businesses;

- damage to its reputation in the industry;

- governmental investigations and enforcement actions;

- administrative fines and penalties and litigation;

- civil and criminal liability, including class action lawsuits;

- increased costs of doing business;

- diminished ability to sell financial products;

- inability to raise capital; and

- inability to execute on its business strategy, including its growth plans.

As applicable licensing requirements and laws evolve, it may be more difficult for our management to identify these developments comprehensively, to interpret changes accurately, and to train our employees effectively with respect to these laws and regulations. These difficulties potentially increase our exposure to the risks of noncompliance with these licensing requirements, laws, and regulations, which could be detrimental to its business. In addition, a failure to adequately vet and supervise our clients, service providers and vendors, to the extent they are covered by such licensing requirements, laws, and regulations, may also have these negative results.

To resolve issues raised in examinations or other governmental actions, we or certain of our subsidiaries may be required to take various corrective actions, including changing certain business practices, making refunds or taking other actions that could be financially or competitively detrimental to it. Our management expects to continue to incur costs to comply with governmental regulations. In addition, certain legislative actions and judicial decisions can give rise to the initiation of lawsuits against us for activities that it has conducted in the past. We have been, and its management expects it to continue to be, subject to regulatory enforcement actions and private causes of action from time to time with respect to its compliance with applicable laws and regulations.

Although we have systems and procedures directed to comply with these legal and regulatory requirements, there can be no assurance that more restrictive laws and regulations will not be adopted in the future, or that governmental bodies or courts will not interpret existing laws or regulations in a more restrictive manner, which could render its current business practices non-compliant or which could make compliance more difficult or expensive. Any of these, or other, changes in laws or regulations could have a detrimental effect on us and its results of operations.

We are subject to evolving regulatory requirements, and failure to comply with these regulations or to adapt to regulatory changes could materially and adversely affect its operations, business, and prospects.

Many of our aspects, including brokerage and technology services to individual investors, banks, and insurance companies, insurance loss adjustment services, online publication services relating to financial product information, facilitating consumer lending products for banks and online small loan companies, managing and distributing various asset management products, and electronic certification services are subject to supervision and regulation by various governmental authorities in Hong Kong or in other jurisdictions where we operate. As we continue to expand its solutions and product offerings, the group may be subject to new and more complex regulatory requirements.

We are also required to comply with applicable laws and regulations in relevant jurisdictions to protect the privacy and security of its customers' information. Legal and regulatory restrictions may delay, or possibly prevent, some of our solutions or services from being offered, which may have a material adverse effect on its business, financial condition, and results of operations. Violation of laws and regulations may also result in severe penalties, confiscation of illegal income, revocation of licenses and, under certain circumstances, criminal prosecution.

For example, the regulatory framework governing financial technology services is unclear and evolving. New laws or regulations may be promulgated, which could impose new requirements or prohibitions that render our current operations or technologies non-compliant. In addition, due to uncertainties and complexities of the regulatory environment, it cannot be assured that regulators will interpret laws and regulations the same way as we do, or that we will always be in full compliance with applicable laws and regulations. To remedy any violations, we may be required to modify its business models, solutions, and technologies in ways that render its solutions less appealing to potential customers. We may also become subject to fines or other penalties, or, if we determine that the requirements to operate in compliance are overly burdensome, it may elect to terminate potentially non-compliant operations. In each such case, our business, financial condition and results of operations may be materially and adversely affected.

We may be adversely affected by the complexity, uncertainties, and changes in regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses, or permits applicable to our business may have a material adverse effect on its business and results of operations.

The Hong Kong government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

The interpretation and application of existing Hong Kong laws, regulations and policies, and possible new laws, regulations, or policies, including those relating to the internet industry, have created substantial uncertainties regarding the legality of existing and future foreign investments in, and our businesses and activities. There can be no assurance that we have obtained all the permits or licenses required for conducting its business or that it will be able to maintain or update its existing licenses or obtain new ones. If a government authority considers that we were operating without the proper approvals, licenses, or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of its business, it may levy fines, confiscate our income, revoke its business licenses, and/or require us to discontinue its relevant business or impose restrictions on the affected portion of its business. Any of these actions may have a material adverse effect on our business and results of operations.

Uncertainties in the interpretation and enforcement of Hong Kong laws and regulations could limit the legal protections available to us and our investors.

Hong Kong laws and regulations concerning the internet-related and financial services industries are developing and evolving. Although we have taken measures to comply with the laws and regulations applicable to its business operations and to avoid conducting any non-compliant activities under these laws and regulations, governmental authorities may promulgate new laws and regulations regulating the internet-related and financial services industries. There can be no assurance that our operations would not be deemed to violate any such new laws or regulations. Moreover, developments in the internet-related industries and financial services industry may lead to changes in existing laws, regulations, and policies in Hong Kong, or in the interpretation and application of existing laws, regulations, and policies, which in turn may limit or restrict us and could materially and adversely affect its business and operations.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of the Company's shares.

The value of the Hong Kong dollar against the U.S. Dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in Hong Kong and China and by Hong Kong and China's foreign exchange policies. Presently, the value of the Hong Kong dollar is pegged to the U.S. Dollar. However, on July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. Dollar, and the Renminbi appreciated more than 20% against the U.S. Dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. Dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. Dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up its Special Drawing Rights, or the SDR, and decided that with effect from October 1, 2016, the Renminbi is considered to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. Dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may announce further changes to its exchange rate system. Given the political uncertainty surrounding Hong Kong, there can be no assurance that the Hong Kong dollar will remain pegged to the U.S. Dollar and that it will not appreciate or depreciate significantly in value against the U.S. Dollar in the future. It is difficult to predict how market forces or Hong Kong, PRC, or U.S. government policies may affect the exchange rate between the Hong Kong dollar and the U.S. Dollar in the future.

Substantially all of our revenue and costs are denominated in Hong Kong dollars. Any significant revaluation of the Hong Kong dollar may have a material and adverse effect on an investment in the Company. For example, to the extent that the Company needed to convert U.S. Dollars received from the Business Combination or other capital markets transactions or borrowings outside Hong Kong into Hong Kong dollars for operations, appreciation of the Hong Kong dollar against the U.S. Dollar would have an adverse effect on the amount the Company would receive from the conversion. Conversely, if the Company decided to convert its Hong Kong dollars into U.S. Dollars for the purpose of making payments for dividends on its ordinary shares or for other business purposes, appreciation of the U.S. Dollar against the Hong Kong dollar would have a negative effect on the U.S. Dollar amount available to the company.

We face risks related to natural disasters, health epidemics, civil and social disruption and other outbreaks, which could significantly disrupt its operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power losses, telecommunications failures, break-ins, wars, riots, terrorist attacks, strikes, civil or social disruption (including protests in Hong Kong in June 2019) or similar events may give rise to server or service interruptions, breakdowns, system failures, technology platform failures, employee issues, or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware, as well as adversely affect our ability to maintain its financial platform and provide its solutions to customers. Our business could also be adversely affected by the effects of COVID-19, Ebola virus disease, Zika virus disease, various forms of influenza, Severe Acute Respiratory Syndrome or SARS, or other epidemics.

Our business, results of operations, financial conditions, and prospects could also be adversely affected to the extent that any natural disasters, health epidemics, civil and social disruption and other outbreaks harm the Hong Kong, Chinese, or global economy in general.

Russia's invasion of Ukraine may present risks to our operations and investments.

Russia's recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia's military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect the value of our investments, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our operations, results of operations, financial condition, liquidity and business outlook.

Risks Related to Our Shares

Our share price has been, and could continue to be, volatile.

There has been significant volatility in the market price and trading volume of equity securities, which may be unrelated to the financial performance of the companies issuing the securities. These broad market fluctuations could negatively affect the market price of our stock. The market price and volume of our ordinary shares could fluctuate, and in the past has fluctuated, more dramatically than the stock market in general. During the 12 months ended December 31, 2023, the market price of our ordinary shares has ranged from a high of $5.25 per share to a low of $0.37 per share. Shareholders may not be able to resell their shares at or above the price they paid for them due to fluctuations in the market price of our stock caused by changes in our operating performance or prospects or other factors. Some factors, in addition to the other risk factors identified above, that could have a significant effect on our stock market price include, but are not limited to, the following:

- actual or anticipated fluctuations in our operating results or future prospects;

- our announcements or our competitors' announcements of new services;

- the public's reaction to our press releases, our other public announcements and our filings with the SEC;

- strategic actions by us or our competitors, such as acquisitions or restructurings;

- new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

- changes in accounting standards, policies, guidance, interpretations, or principles;

- changes in our growth rates or our competitors' growth rates;

- developments regarding our patents or proprietary rights or those of our competitors;

- our inability to raise additional capital as needed;

- concerns or allegations as to the safety or efficacy of our products;

- changes in financial markets or general economic conditions;

- sales of shares by us or members of our management team, our significant shareholders, or certain institutional shareholders; and

- changes in stock market analyst recommendations or earnings estimates regarding our stock, other comparable companies or our industry generally.

Shareholders could experience substantial dilution of their investment as a result of future sales of our equity, subsequent exercises of our outstanding warrants and options, or the future grant of equity by us.

We may choose to raise additional capital from time to time, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional funds through the future sale of equity or convertible securities, the issuance of such securities will result in dilution to our stockholders. The price per share at which we sell additional ordinary shares, or securities convertible or exchangeable into ordinary shares, in future transactions may be higher or lower than the price per ordinary share paid by investors in the offering. Investors purchasing shares or other securities in the future could have rights superior to existing stockholders.

In addition, shareholders could experience substantial dilution of their investment as a result of subsequent exercises of outstanding warrants, or the grant of future equity-based awards. As of December 31, 2023, an aggregate of 1,309,728 ordinary shares were reserved for issuance under our equity incentive plans, and 4,825,000 ordinary shares were subject to warrants at an exercise $11.50 per share. To the extent that outstanding warrants are exercised, our existing shareholders could experience dilution.

We rely on equity awards to motivate current employees and to attract new employees. The grant of future equity awards by us to our employees and other service providers could further dilute our shareholders' interests in the Company.

Because we do not intend to pay cash dividends, our stockholders will benefit from an investment in our ordinary shares only if it appreciates in value.

We intend to retain our future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future. As a result, the success of an investment in our ordinary shares will depend entirely upon any future appreciation. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which our shareholders purchased their shares.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our ordinary shares will depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. There can be no assurance that analysts will cover us or provide favorable coverage. If one or more of the analysts who cover us downgrade our stock or change their opinion of our stock, our share price would likely decline. If one or more of these analysts cease coverage of the Company or fail to regularly publish reports on the Company, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C. Cybersecurity

Risk Management and Strategy

We identify and assess material risks from cybersecurity threats to our information systems and the information residing in our information systems by monitoring and evaluating our threat environment on an ongoing basis using various methods including, for example, using manual and automated tools, subscribing to reports and services that identify cybersecurity threats, analyzing reports of threats and threat actors, conducting scans of the threat environment, and conducting risk assessments.

We manage material risks from cybersecurity threats to our information systems and the information residing in our information systems through various processes and procedures, including, depending on the environment, risk assessments, incident detection and response, vulnerability management, disaster recovery and business continuity plans, internal controls within our accounting and financial reporting functions, encryption of data, network security controls, access controls, physical security, asset management, systems monitoring, and employee training. We engage third-party service providers to provide some of the resources used in our information systems and some third-party service providers have access to information residing in our information systems. With respect to such third parties, we seek to engage reliable, reputable service providers that maintain cybersecurity programs. Depending on the nature and extent of the services provided, the sensitivity and quantity of information processed, and the identity of the service provider, our processes may include conducting due diligence on the cybersecurity practices of such provider and contractually imposing cybersecurity related obligations on the provider.

We are not aware of any risks from cybersecurity threats, including as a result of any cybersecurity incidents, which have materially affected or are reasonably likely to materially affect AGBA, including our business strategy, results of operations, or financial condition. Refer to "Part I, Item 1A—Risk Factors—Risks Factor Relating to AGBA's business—Unexpected network interruptions, security breaches, cyberattack or computer virus attacks, and failures in AGBA's information technology systems, could have a material adverse effect on AGBA's business, financial condition, and results of operations" in this Form 10-K for additional discussion about cybersecurity-related risks.

Cybersecurity Governance

Our Board of Directors holds oversight responsibility over AGBA's risk management and strategy, including material risks related to cybersecurity threats. This oversight is executed directly by our board of directors and through its committees. Our audit committee oversees the management of AGBA's major financial risk exposures, the steps management has taken to monitor and control such exposures, and the process by which risk assessment and management is undertaken and handled, which would include cybersecurity risks, in accordance with its charter. The audit committee holds regular meetings and receives periodic reports from management regarding risk management, including major financial risk exposures from cybersecurity threats or incidents.

Within management, the Group Chief Information Officer of our business units are primarily responsible for assessing and managing our material risks from cybersecurity threats on a day-to-day basis and keep the senior executive officers informed on a regular basis of the identification, assessment, and management of cybersecurity risks and of any cybersecurity incidents. Such management personnel have prior experience and training in managing information systems and cybersecurity matters and participate in ongoing training programs.

As of the date hereof, the Company has not encountered cybersecurity incidents that the Company believes to have been material to the Company taken as a whole.

ITEM 2. PROPERTIES

AGBA's headquarters in Hong Kong is located at AGBA Tower, 68 Johnston Road, Wan Chai, Hong Kong, which cover approximately 40,000 square feet pursuant to an operating lease in a term of 6 years that will expire in 2026.

The lease agreement for the building, between Viewbest Investments Limited (Viewbest), as landlord, and Legacy Group, was executed on June 14, 2019.

While we are not the party to the AGBA Tower lease agreement, we are currently occupying space in the building.

We believe our current facility is suitable and adequate to meet our current needs.

AGBA also owns an office premises located at One Island South, No. 2 Heung Yip Road, Hong Kong for rental purpose.

During the year ended December 31, 2023, we sold our office premise located at Kaiseng Commercial Centre, No 4 & 6, Hankow Road, Kowloon, Hong Kong to an independent third party for a purchase price of $6.13 million.

ITEM 3. LEGAL PROCEEDINGS

From time to time, the Company may be subject to various legal proceedings, investigations, or claims that arise in the ordinary course of our business activities. Except for the proceeding below, the Company is not currently a party to any other legal proceedings the outcome of which, if determined adversely to the Company, would individually or in the aggregate have a material adverse effect on its business, financial condition, and results of operations.

Action Case: HCA702/2018

On March 27, 2018, the writ of summons was issued against the Company and seven related companies of the former shareholder by the Plaintiff. This action alleged the infringement of certain registered trademarks currently registered under the Plaintiff. Subsequent to the year ended December 31, 2023, in February 2023, the Court granted leave for this action be set down for trial of 13 days, which the period has yet to be fixed. Legal counsel of the Company will continue to handle in this matter. At this stage in the proceedings, it is unable to determine the probability of the outcome of the matter or the range of reasonably possible loss, if any.

Action Case: HCA765/2019

On April 30, 2019, the writ of summons was issued against the Company's subsidiary, three related companies and the former directors, shareholders and financial consultant by the Plaintiff. This action alleged the deceit and misrepresentation from an inducement of the fund subscription and claimed for compensatory damage of approximately $2 million (equal to HK$17.1 million). The case is on-going and the parties have yet to attempt mediation. Legal counsel of the Company will continue to handle in this matter. At this stage in the proceedings, it is unable to determine the probability of the outcome of the matter or the range of reasonably possible loss, if any.

Action Case: HCA 2097/2020 and HCA 2098/2020

On December 15, 2020, the writs of summons were issued against the Company and the former consultant by the Plaintiff. This action alleged the misrepresentation and conspiracy causing the loss from the investment in corporate bond and claimed for compensatory damage of approximately $1.67 million (equal to HK$13 million). The Company previously made $0.84 million as contingency loss for the year ended December 31, 2022. The parties participated in a mediation held on March 25, 2022 and negotiated for settlement through without prejudice correspondence, no settlement was reached. The case is on-going and legal counsel of the Company will continue to handle this matter. At this stage in the proceedings, it is unable to determine the probability of the outcome of the matter or any further potential loss, if any.

Action Case: HCA 1957/2023

On December 15, 2023, the Company received an order from the High Court of the Hong Kong Special Administrative Region, demanding the Company to pay and settle the outstanding rent/mesne profit, management fees, air-conditioning charges, additional air-conditioning charges, government rates and interest in an aggregated amount of $1,383,424 (equivalent to HK$10,799,560) to the landlord of the office premises in four instalments scheduled from January 15, 2024 to March 31, 2024, together with legal costs of $6,405 (equivalent to HK$50,000).

ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

We completed the Business Combination with AAL on November 14, 2022. Prior to that date, and before the completion of the Business Combination with AAL, the units, ordinary shares, warrants, and rights of AAL traded on the Nasdaq under the ticker symbols "AGBAU," "AGBA," "AGBAW," and "AGBAR," respectively. After the completion of the Business Combination, the post-combination company has been renamed "AGBA Group Holding Limited" and its ordinary shares and warrants began trading on the Nasdaq Capital Market on November 15, 2022 under the ticker symbols "AGBA" and "AGBAW," respectively.

Holders of Record

As of December 31, 2023, we had 68,661,998 ordinary shares issued and outstanding, and 4,825,000 warrants outstanding. As of March 26, 2024, there were 21 registered holders of record of our ordinary shares and two registered holder of record of our warrants. Such numbers do not include beneficial owners holding our securities through nominee names. The actual number of holders of our ordinary share and warrants may be greater than our record holders.

Dividends

We have not paid any cash dividends on our ordinary shares to date and do not intend to pay cash dividends in the immediate future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to potentially repay any indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board, subject to compliance with covenants in current and future agreements governing our and our subsidiaries' indebtedness, and will depend on our results of operations, financial condition, capital requirements and other factors that our board may deem relevant.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no purchases of equity securities by the issuer or affiliated purchasers, as defined in Rule 10b-18(a) (3) the Securities Exchange Act of 1934, during our fiscal year ended December 31, 2023. On November 7, 2023, we entered into private placement binding term sheets with an institutional investor, our Chief Executive Officer, Mr. Ng Wing Fai, and our management team pursuant to which we will receive gross proceeds of approximately $5,128,960, in consideration of (i) 7,349,200 ordinary shares of our ordinary shares, and (ii) warrants to purchase up to 1,469,840 ordinary shares at a purchase price of $0.70 per ordinary share and associated warrants. As of December 31, 2023, the Company received the proceeds of $1,850,310. The Company has not completed the shares issuance as of the date of this annual report.

On April 18, 2023, our Board of Directors approved the repurchase of 1,000,000 ordinary shares (the "2023 Share Repurchase Program"). Under the 2023 Share Repurchase Program, we are authorized to re-purchase up to 1,000,000 ordinary shares at a maximum price of $10 per share from the open market, for a term of one year, no later than April 18, 2024.

Recent Sale of Unregistered Securities and Use of Proceeds

There have been no other unregistered sales of equity securities during the year ended December 31, 2023, which have not been previously disclosed on a Current Report on Form 8-K.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information as of December 31, 2023 with respect to the shares of the Company's ordinary shares that may be issued under the AGBA Group Holding Limited Share Award Scheme.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,656,270	2.47	1,309,728
Equity compensation plans not approved by security holders	—	—	—
Total	1,656,270	2.47	1,309,728

Performance Graph

We are a "smaller reporting company," as defined by Item 10(f)(1) of Regulation S-K, and therefore are not required to provide the information required by paragraph (e) of Item 201 of Regulation S-K.

ITEM 6. [Reserved]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information which our management believes is relevant to an assessment and understanding of our results of operations and financial condition. The discussion should be read in conjunction with our audited consolidated financial statements included elsewhere in this Annual Report. This discussion contains forward-looking statements based upon our current expectations, estimates and projections, and involves numerous risks and uncertainties. Actual results may differ materially from those contained in any forward-looking statements due to, among other considerations, the matters discussed in the sections titled "Risk Factors" and "Special Note Regarding Forward-Looking Statements."

Overview

We are a leading one-stop financial supermarket based in Hong Kong servicing over 400,000 individual and corporate customers. We offer the broadest set of financial services and healthcare products in the Guangdong-Hong Kong-Macao Greater Bay Area (GBA) through a tech-led ecosystem, enabling clients to unlock the choices that best suit their needs.

We currently operate four major areas of businesses, comprising of:

1. *Distribution Business:* The Group's powerful financial advisor business is the largest in the market, it engages in the personal financial advisory business (including advising and sales of a full range of financial services products including long-term life insurance, savings and mortgages), with additional internal and external channels being developed and added.

2. *Platform Business:* The Group operates as a "financial supermarket" offering over 1,800 financial products to a large universe of retail and corporate customers.

3. *Healthcare Business:* Through the Group's 4% stake in and a strategic partnership with HCMPS, operating as one of the largest healthcare management organizations in the Hong Kong and Macau region, with over 800 doctors in its network. Established in 1979, it is one of the most reputed healthcare brands in Hong Kong.

4. *Fintech Business:* The Group has an ensemble of leading FinTech assets and businesses in Europe and Hong Kong. In addition to financial gains, the Group also derives substantial knowledge transfers from its investee companies, supporting the development and growth of the Group's new business models.

Distribution Business

The Distribution Business comprises a variety of captive financial services distribution channels. We have built a market leading financial advisors distribution channel in Hong Kong. We have also built other distribution channels alongside our market leading financial advisors business.

Our combined captive distribution channels enable us to directly access one of the largest pools of customers accessible to independent financial services providers in Hong Kong.

Channel	Description
Financial Advisors Business ("FA Business")	"Focus" is engaged in the distribution of life insurance, asset management, property-casualty and Mandatory Provident Fund products through its teams of independent financial advisors (brokers).
Alternative Distribution Business	A collection of distribution channels, including salaried financial planners targeting HNWI, development teams pursuing corporate partnerships and incubating financial advisor teams.

Our largest distribution channel is the FA Business, operating under the brand name Focus. With its large salesforce of financial advisors, "Focus" provides a wide range of financial products and independent advisory services to individual and corporate customers, primarily in connection with life insurance products. Our FA Business has been the clear market leader in the insurance brokerage industry in Hong Kong for decades, building up a large and highly productive salesforce. As of December 31, 2023, there were around 1,231 financial advisors at "Focus", organized into 26 sales teams. Each team is led by a "tree head", responsible for managing the financial advisors within their teams.

In addition to the FA Business, we continued to expand our distribution footprint with the establishment and expansion of a number of additional distribution channels, collectively known as our Alternative Distribution Business. These distribution channels are targeted at specific customer segments and/or capturing specific distribution opportunities.

During 2023, we continued to make significant investments into developing and expanding our financial advisors salesforce, broadening and deepening the product range, as well as upgrading the supporting infrastructure. Our infrastructure not only supports the financial consultants in engaging with their customers, it also provides extensive operational support in relation to the processing of transactions, associated payment flows, as well as after-sales services. Building our infrastructure required substantial investments into technological, operational and financial systems, as well as the development of comprehensive operational and support teams (operations support, customer services, payments, etc.). Since many of the financial products offered to our customers are regulated, on top of the various operational requirements, we have built significant internal capabilities in the areas of risk and internal control, as well as legal and compliance to ensure an appropriate level of regulatory compliance and supervision.

As a result of our efforts to expand our distribution capabilities and improve our supporting infrastructure, we have successfully developed these inter-related strategic assets:

- Vast customer base in Hong Kong and growing customer base in Mainland China.

- State-of-the-art supporting infrastructure.

- Relationships with and access to a broad range of leading global financial product providers.

- Deep market knowledge and understanding.

- Highly productive and well-trained salesforce.

We will continue to capitalize on these core strategic assets and match them with the emerging opportunities in our three core industries (life insurance, wealth management and healthcare).

For the year ended December 31, 2023, the Company made $48.9 million from commission in the Distribution Business. The revenue attributed to the Company during 2023 only captured an insignificant portion of the revenues actually generated by the financial advisors currently associated with Focus.

We will continue to widen our distribution footprint and actively explore further opportunities to develop partnerships and generate customer leads on the ground in Mainland China, as well as refining our abilities to service our customer base. We expect sales volumes to return to the levels previously recorded, prior to the pandemic period, especially with the re-opening of the Mainland border and the ongoing integration of Hong Kong into the Greater Bay area.

Platform Business

The Platform business, through OPH and its subsidiaries, is a one-stop financial supermarket with a breadth of products and services that is unrivaled in Hong Kong sourced from leading global product providers.

The Platform Business was set up to take advantage of the decades-long experience we built up in supporting the largest financial advisors salesforce in Hong Kong. We were already servicing a large pool of customers and in the process, built up a wide library of world class financial products and constructed a state-of-the-art technological and operational infrastructure.

The Platform Business now operates this full-service platform under its "OnePlatform" brand and has opened it up to banks, other financial institutions, family offices, brokers, and individual independent financial advisors that are looking for support in advising and serving their retail clients.

Our technology-enabled Platform Business offers a wide range of financial products, covering life insurance, pensions, property-casualty insurance, stock brokerage, mutual funds, money lending and real estate agency.

In addition to its unrivaled product-shelf, the Platform Business offers digital-enabled sales management and support solutions, business operations support, comprehensive customer services, and training support.

Currently, our platform financial services and investment products mainly comprise mutual fund distributions, portfolio management, money lending, insurance and Mandatory Provident Fund (MPF) products, and international real estate referral and brokerage services.

The OnePlatform brand currently covers 90 insurance providers selling 1,152 products, and 53 asset management fund houses with over 1,137 products.

Fintech Business

The Fintech Business has collected an ensemble of valuable fintech assets in its investment portfolio. Fintech Business' management team has strived to establish the business as a leading name in the fintech investment sector.

Core Fintech investments held under the Fintech Business as of December 31, 2023 include:

1. An investment in Tandem Money Limited, a UK digital bank.

2. An investment in CurrencyFair Limited, a B2B and B2C payments company.

3. An investment in Oscar Health Inc., a US direct-to-consumer digital health insurer.

4. An investment in Goxip Inc., a fashion media platform based in Hong Kong.

5. An investment in LC Healthcare Fund I, L.P., a PRC healthcare and healthtech investment fund.

	Carrying amount in US\$ thousands [1]	
	December 31, 2023	December 31, 2022
Tandem Money Limited	16,880	16,031
CurrencyFair Limited	5,827	5,718
Oscar Health Inc.[2]	—	2,443
Goxip Inc.	342	513
LC Healthcare Fund I, L.P.[3]	2,152	11,805

Notes:
(1) Carrying amount represents Fintech's attributable interest in the investment portfolio asset.
(2) During the year ended December 31, 2023, the Company partially sold 993,108 shares of Oscar Health Inc. on Nasdaq Stock Exchange with an average current market price of \$4.01 per share, resulting with a realized gain of \$1.5 million. As of December 31, 2023, the remaining fair value was less than \$1,000.
(3) Subsequent on February 5, 2024, the Company sold all of its equity interest in LC Healthcare Fund I, L.P. to an independent third party for a purchase price of \$2.15 million.

Healthcare Business

We currently hold a 4% equity stake in HCMPS, one of the leading healthcare management organizations in Hong Kong.

Founded in 1979 and currently operating under the Dr. Jones Fok & Associates Medical Scheme Management Limited ("JFA") brand, JFA is one of the most reputed healthcare brands in Hong Kong. It has four self-operated medical centres and a network of over 700 healthcare service providers – providing healthcare schemes for more than 500 corporate clients with over 300,000 scheme members. JFA's clients include blue chip companies from various industry and leading insurers. Apart from Hong Kong, JFA is the largest operator in Macau with around 70 clinics.

JFA operates a city-wide medical network that includes 340 general practitioners ("GP"), 11 laboratories and imaging centers, 273 specialist doctors, 25 physiotherapy centers, 12 Chinese medicine practitioner clinics, all based in Hong Kong, and 69 GP clinics in Macau. Over 380,000 out-patient and in-patient visits are recorded annually through HCMPS's medical network. JFA offers its patients a full range of medical services, including general services, specialist services, physiotherapy, Chinese medicine, dental, vaccination, X-ray, laboratories and imaging services.

We believe that the future of healthcare is in "Smart Health" – technology that offers improved patient-care management and leverages data as the new tool for solving complex healthcare challenges with reduced operating costs. We will focus on technology/digitalization and consumerization of healthcare to create an ecosystem empowering customers to proactively manage their health and well-being and to improve their access to healthcare at a lower cost – with connectivity across the care continuum. We believe that JFA has the captive customer base, infrastructure and product/service offerings to optimize customer experience to further grab market share.

We are currently working to transform JFA into the best medical care institution in Asia by 2025, redefining industry standards in the Greater Bay Area and offering market-leading customer care and best-in-class infrastructure empowered by data analytics.

Key Factors Affecting Our Results of Operations and Future Performance

We believe that our financial performance has been, and in the foreseeable future will continue to be, primarily driven by multiple factors as described below, each of which presents growth opportunities for our business. These factors also pose important challenges that we must successfully address in order to sustain our growth and improve our results of operations. Our ability to successfully address these challenges is subject to various risks and uncertainties, including those described in Part I, Item 1A of this Form 10-K.

Key Components of Results of Operations

Currently, we are operating the below business segments and generating operating revenue streams as follows:

Segments	Operating Revenues from Major Business Activities
Distribution Business	- Facilitating the placement of insurance, investment, real estate and other financial products and services to our customers, through licensed brokers, in exchange for initial and ongoing commissions received from product providers, including insurance companies, fund houses and other product specialists.
Platform Business	- Providing access to financial products and services to licensed brokers.
	- Providing operational support for the submission and processing of product applications.
	- Providing supporting tools for commission calculations, customer engagement, sales team management, customer conversion, etc.
	- Providing training resources and materials.
	- Facilitating the placement of investment products for the fund and/or product provider, in exchange for the fund management services
	- Providing the lending services whereby the Company makes secured and/or unsecured loans to creditworthy customers
	- Solicitation of real estate sales for the developers, in exchange for commissions
Fintech Business	- Managing an ensemble of fintech investments
Healthcare Business	- Managing healthcare investment

All of the Company's revenues were generated in Hong Kong.

Operating Revenue and Other Loss

We have disaggregated our operating revenue from contracts with customers into categories based on the nature of the revenue, as well as other losses from our investment portfolio. The following table presents the revenue streams by segments, with the presentation of revenue categories presented on the consolidated statements of operations for the years indicated:

	Distribution Business		Platform Business		Fintech Business		Healthcare Business		Total	
For the year ended December 31, 2023										
Interest income										
Loans	$	-	$	157,190	$	-	$	-	$	157,190
Non-interest incomes:										
Commissions		48,886,928		1,182,008		-		-		50,068,936
Recurring asset management service fees		-		3,963,061		-		-		3,963,061
		-		-				-		
Total revenues	$	48,886,928	$	5,302,259	$	-	$	-	$	54,189,187
Investment loss, net	$	-	$	-	$	(6,878,869)	$	-	$	(6,878,869)

	Distribution Business		Platform Business		Fintech Business		Healthcare Business		Total	
For the year ended December 31, 2022										
Interest income										
Loans	$	-	$	176,175	$	-	$	-	$	176,175
Non-interest incomes:										
Commissions		24,610,309		1,951,382		-		-		26,561,691
Recurring asset management service fees		-		4,342,361		-		-		4,342,361
		-		-				-		
Total revenues	$	24,610,309	$	6,469,918	$	-	$	-	$	31,080,227
Investment loss, net	$	-	$	-	$	(8,937,431)	$	-	$	(8,937,431)

Operating Costs

Commission Expense

Commission expense represents the portion of premiums from insurance or investment products retained by financial consultants, pursuant to the terms of their respective contracts. Commission rates vary by market due to local practice, competition and regulations. Commissions fluctuate directly in relation to sales volume.

Sales and Marketing Expense

Sales and Marketing Expense primarily consists of personnel-related costs attributable to our sales and marketing personnel, marketing expense for brand promotion and spending on marketing programs to launch the insurance and investments products distributed by consultants.

Technology Expense

Technology expense primarily includes personnel-related costs attributable to our IT team, technology contractors, server facilities expenses, telecommunications expenses, software and hardware expenses to support and maintain the Platform Business infrastructure.

Personnel and Benefit Expense

Personnel and benefit expense primarily consists of personnel-related costs and benefits, stock-based compensation costs for employees in our executive, accounting and finance, project management, corporate development, office administration, legal and human resources functions.

Legal and Professional Fees

Legal and Professional fees primarily consist of certain professional consulting services in legal, audit, accounting and taxation, and others.

Other General and Administrative Expenses

Other general and administrative expenses primarily consist of rent and facilities expenses allocated based upon total direct costs, as well as, general corporate costs and allocated overhead expenses.

We expect that our general and administrative expenses will continue to increase in future periods, primarily due to increased headcount to support anticipated growth in our Distribution and Platform Businesses, and due to incremental costs associated with operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a securities exchange and costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC and stock exchange listing standards, public relations, insurance and professional services.

Results of Operations

Comparison of the Years Ended December 31, 2023 and 2022:

The following tables set forth our results of operations for the years presented in U.S. dollars (in thousands):

| | Years ended December 31, | | Variance | |
| | 2023 | 2022 | | |
	(US$ in thousands)		$	%
Revenues:				
Interest income:				
Loans	$ 157	$ 176	(19)	(10.80)
Total interest income	157	176	(19)	(10.80)
Non-interest income:				
Commissions	50,069	26,562	23,507	88.50
Recurring asset management service fees	2,993	3,372	(379)	(11.24)
Recurring asset management service fees, related party	970	970	—	—
Total non-interest income	54,032	30,904	23,128	74.84
Total revenues	54,189	31,080	23,109	74.35
Operating expenses:				
Interest expense	(784)	(141)	643	456.03
Commission expense	(37,288)	(18,823)	18,465	98.10
Sales and marketing expense	(3,709)	(11,142)	(7,433)	(66.71)
Technology expense	(4,557)	(1,209)	3,348	276.92
Personnel and benefit expense	(27,218)	(21,928)	5,290	24.12
Legal and professional fees	(13,601)	(1,266)	12,335	974.33
Legal and professional fees, related party	(333)	—	333	N/A
Allowance for expected credit losses on financial instruments	(1,077)	(16)	1,061	6,631.25
Other general and administrative expenses	(9,467)	(4,906)	4,561	92.97
Total operating expenses	(98,034)	(59,431)	38,603	64.95
Loss from operations	(43,845)	(28,351)	15,494	54.65
Other income (expense):				
Interest income	384	99	285	287.88
Foreign exchange gain (loss), net	909	(2,643)	3,552	134.39
Investment loss, net	(6,879)	(8,937)	(2,058)	(23.03)
Change in fair value of warrant liabilities	5	9	(4)	(44.44)
Change in fair value of forward share purchase liability	(82)	(5,393)	(5,311)	(98.48)
Loss on settlement of forward share purchase liability	(379)	—	(379)	N/A
Gain on disposal of property and equipment	665	—	665	N/A
Rental income	239	315	(76)	(24.13)
Sundry income	64	505	(441)	(87.33)
Total other expense, net	(5,074)	(16,045)	(10,971)	(68.38)
Loss before income taxes	(48,919)	(44,396)	4,523	10.19
Income tax expense	(287)	(125)	162	129.60
NET LOSS	$ (49,206)	$ (44,521)	4,685	10.52

Revenue

The following table summarizes the major operating revenues from the year ended December 31, 2023, as compared to the corresponding year ended December 31, 2022:

| | | Years ended December 31, | | | Variance | |
| | 2023 | | 2022 | | | |
	(US$ in thousands)				$	%
Business segment						
Distribution Business	$	48,887	$	24,610	*24,277*	*98.65*
Platform Business		5,302		6,470	*(1,168)*	*(18.05)*
Fintech Business		—		—	*—*	*—*
Healthcare Business		—		—	*—*	*—*
TOTAL	$	**54,189**	$	**31,080**	*23,109*	*74.35*

Distribution Business

The Distribution Business contributed 90.22% and 79.18% of the total revenue for the years ended December 31, 2023 and 2022, respectively. Income from the Distribution Business mainly related to commissions earned, which significantly increased by US$24.3 million, or 98.65%, from US$24.6 million in 2022 to US$48.9 million in 2023. The largest segment of the Distribution Business is our FA Business, operated under the "Focus" brand name.

Summarized revenue breakdown by product and type of contracts:

| | | Years ended December 31, | | | Variance | |
| | 2023 | | 2022 | | | |
	(US$ in thousands)				$	%
By product:						
Life insurance	$	46,174	$	23,849	*22,325*	*93.61*
Property-casualty insurance		1,796		205	*1,591*	*776.10*
Mandatory provident fund and related revenues		917		556	*361*	*64.93*
	$	48,887	$	24,610	*24,277*	*98.65*
By the type of contracts:						
– New and or current year	$	48,661	$	23,597	*25,064*	*106.22*
– Recurring		226		1,013	*(787)*	*(77.69)*
	$	48,887	$	24,610	*24,277*	*98.65*

Platform Business

The Platform Business contributed 9.78% and 20.82% of the total revenue for the years ended December 31, 2023 and 2022, respectively.

| | | Years ended December 31, | | | Variance | |
| | 2023 | | 2022 | | | |
	(US$ in thousands)				$	%
Commissions	$	1,182	$	1,951	*(769)*	*(39.42)*
Recurring asset management service fees		3,963		4,343	*(380)*	*(8.75)*
Loans		157		176	*(19)*	*(10.80)*
TOTAL	$	5,302	$	6,470	*(1,168)*	*(18.05)*

Operating Expenses

Interest Expense

Interest expense increased by US$0.6 million for the year ended December 31, 2023, as compared to the year ended December 31, 2022. The increase was mainly attributed to the increase in short-term borrowings during the year.

Commission Expense

	Years ended December 31,			Variance	
	2023	2022			
	(US$ in thousands)			$	%
Distribution Business	$ 35,885	$ 16,840		19,045	113.09
Platform Business	1,403	1,983		(580)	(29.25)
Fintech Business	—	—		—	—
Healthcare Business	—	—		—	—
TOTAL	$ 37,288	$ 18,823		18,465	98.10

The Distribution Business contributed 96.24% and 89.47% of the total commission expense for the years ended December 31, 2023 and 2022, respectively. Commission expense for the Distribution Business increased by US$19.0 million, or 113.09%, from US$16.8 million in 2022 to US$35.9 million in 2023. As a result of the increase in revenue associated with the Distribution Business, commission expense significantly increased.

Sales and Marketing Expense

Sales and marketing expense decreased by US$7.4 million for the year ended December 31, 2023, as compared to the year ended December 31, 2022. The decrease in sales and marketing expense is mainly attributed to lower spending associated with "AGBA" corporate branding and associated product campaigns for celebrating the successful listing in last year.

Technology Expense

Technology expense increased by US$3.3 million for the year ended December 31, 2023, as compared to the year ended December 31, 2022. The increase was primarily due to increased headcount to support anticipated growth in the business and platform expansion and the purchase of software system.

Personnel and Benefit Expense

	Years ended December 31,			Variance	
	2023	2022			
	(US$ in thousands)			$	%
Personnel and benefit	$ 23,926	$ 19,839		4,087	20.60
Compensation to employees (share-based related)	3,292	2,089		1,203	57.59
TOTAL	$ 27,218	$ 21,928		5,290	24.12

Personnel and benefit cost increased by US$4.1 million for the year ended December 31, 2023, as compared to the year ended December 31, 2022. The increase was primarily due to the increased headcount to support the continuing growth of the Platform Business and Distribution Business.

Share-based compensation for employees increased by US$1.2 million for the year ended December 31, 2023, as compared to the year ended December 31, 2022. The increase was primarily due to the settlement of accrued salaries to certain directors and employees of the Company and the amortization of the fair value of the restricted share units. The fair value of the restricted share units is recognized over the period based on the derived service period (usually the vesting period), on a straight-line basis.

Legal and Professional Fees

	Years ended December 31,		Variance	
	2023	**2022**	*$*	*%*
	(US$ in thousands)			
Legal and other professional fees	$ 5,090	$ 1,266	*3,824*	*302.05*
Consulting fees (share-based related)	8,511	—	*8,511*	*N/A*
TOTAL	$ 13,601	$ 1,266	*12,335*	*974.33*

Legal and professional fees increased by US$12.3 million, or 974.33%, for the year ended December 31, 2023, as compared to the year ended December 31, 2022. The increase was primarily attributed to the increase in the US legal counsel fees and the consulting fees incurred during the year.

Consulting fees under share-based compensation for the year ended December 31, 2023 was mainly related to the corporate strategic consultancy and business marketing service rendered by certain third party consultants, equal to 4,900,000 ordinary shares at the market price ranging from US$0.417 to US$2.158 per share.

Legal and Professional Fees, Related Party

Legal and professional fees, related party increased by US$0.3 million for the year ended December 31, 2023, as compared to the year ended December 31, 2022. The increase was primarily from the advisory services rendered by a related company which owned by the Chairman of the Company.

Allowance For Expected Credit Losses on Financial Instruments

In accordance with Accounting Standards Codification ("ASC") Topic 326 *"Credit Losses – Measurement of Credit Losses on Financial Instruments"* (ASC Topic 326), the Company utilizes the current expected credit losses ("CECL") model to determine an allowance that reflects its best estimate of the expected credit losses on accounts receivable, loans receivable, notes receivable, and deposits, prepayments and others receivable which is recorded as a liability to offset the receivables. For the years ended December 31, 2023 and 2022, the aggregated allowance for expected credit losses on accounts receivable, loans receivable, notes receivable, and other receivables was US$1.1 million and US$0.02 million, respectively.

Other General and Administrative Expense

	Years ended December 31,		Variance	
	2023	**2022**	*$*	*%*
	(US$ in thousands)			
Depreciation	$ 1,307	$ 393	*914*	*232.57*
Financial data subscription expense	499	532	*(33)*	*(6.20)*
Office rental and operating fees	6,330	3,190	*3,140*	*98.43*
Other operating expenses	1,331	791	*540*	*68.27*
TOTAL	$ 9,467	$ 4,906	*4,561*	*92.97*

Total other general and administrative expenses increased by US$4.6 million, or 92.97%, for the year ended December 31, 2023, as compared to the year ended December 31, 2022. The net increase was mainly due to the increase in depreciation of US$0.9 million, and office rental and operating fees of US$3.1 million. Upon the consummation of Business Combination, the post-combination entity has expensed more as a listed company, with a significant increase in the office rental and operating fees increased were primarily attributed to the office and administrative expenses pay to the holding company for the use of office premises in Trust Tower and Hopewell Centre, including building management fees, government rates and rent, office rent, lease-related interest, and depreciation actually incurred by the holding company, with the increased occupancy from business expansion.

Loss from Operations

Loss from operations increased by US$15.5 million, or 54.65%, for the year ended December 31, 2023, as compared to the year ended December 31, 2022. The increase was mainly attributable to the increase in operating expenses of US$38.6 million.

Other Income (Expense), net

Interest Income

Interest income increased by US$0.3 million for the year ended December 31, 2023.

Foreign Exchange Gain (Loss), net

Foreign exchange gain (loss), net mainly represented the unrealized net foreign exchange gain (loss) from the translation of long-term investments which are mostly denominated in Sterling. The net foreign exchange gain increased by US$3.6 million or 134.39% for the year ended December 31, 2023, as compared to the net foreign exchange loss for the year ended December 31, 2022, due to the stronger Sterling exchange rate.

Investment (Loss) Income, Net

	Years ended December 31,		Variance	
	2023	**2022**	**$**	**%**
	(US$ in thousands)			
Unrealized loss in marketable equity securities	$ —	$ (5,331)	(5,331)	(100.00)
Realized gain from sale of marketable equity securities	1,544	—	1,544	N/A
Unrealized gain in non-marketable equity securities	—	2,137	(2,137)	(100.00)
Unrealized loss in non-marketable equity securities	(10,093)	(6,898)	(3,195)	(46.32)
Dividend income	1,670	1,155	515	44.59
TOTAL	$ (6,879)	$ (8,937)	(2,058)	(23.03)

Investment loss decreased by US$2.1 million, or 23.03%, for the year ended December 31, 2023, as compared to the year ended December 31, 2022, mainly as a result of the increase in realized gain from sale of marketable equity securities of $1.5 million, increase in dividend income of US$0.5 million, decrease in unrealized loss in marketable equity securities of US$5.3 million, decrease in unrealized gain in non-marketable equity securities of US$2.1 million, offset by increase in unrealized loss in non-marketable equity securities of US$3.2 million for the year ended December 31, 2023.

Loss on settlement of forward share purchase liability

Loss on settlement of forward share purchase agreement was resulted from the early termination of the Meteora Backstop Agreement on June 29, 2023. For the year ended December 31, 2023, the loss on settlement of forward share purchase agreement was $0.4 million recognized in the consolidated statements of operations and comprehensive loss.

Gain on disposal of property and equipment

Gain on disposal of property and equipment was resulted from the sale of office premises to an independent third party on July 20, 2023. For the year ended December 31, 2023, the gain on disposal of property and equipment was $0.7 million recognized in the consolidated statements of operations and comprehensive loss.

Rental Income

Rental income was earned from the leasing of our owned office premises. For the year ended December 31, 2023, the rental income decreased by US$0.08 million, or 24.13%, as compared to the year ended December 31, 2022 was resulted from the sale of one of the office premises during the year.

Income Tax Expense

Income tax expense increased by US$0.2 million, or 129.60%, for the year ended December 31, 2023, as compared to the year ended December 31, 2022, primarily attributable to the provision of income tax for the year.

Net Loss

Net loss increased by US$4.7 million, or 10.52% for the year ended December 31, 2023, as compared to December 31, 2022, primarily due to the increase in operating expenses of US$38.6 million, offset by the increase in revenues of US$23.1 million and decrease in other expense, net of US$11.0 million.

Liquidity and Capital Resources

Sources of Liquidity

We have a history of operating losses and negative cash flow. For the year ended December 31, 2023, we reported a net loss of US$49.2 million and reported a negative operating cash flow of US$42.1 million. As of December 31, 2023, our cash balance was US$1.9 million for working capital use. Our management estimates that currently available cash will not be able to provide sufficient funds to meet the planned obligations for the next 12 months.

Our ability to continue as a going concern is dependent on our ability to successfully implement our plans. Our management believes that it will be able to continue to grow our revenue base and control expenditures. In parallel, AGBA continually monitors its capital structure and operating plans and evaluates various potential funding alternatives that may be needed in order to finance our business development activities, general and administrative expenses, and growth strategy. These alternatives include external borrowings, raising funds through public equity, or tapping debt markets. Although there is no assurance that, if needed, we will be able to pursue these fundraising initiatives and have access to the capital markets going forward. The consolidated financial statements attached to this Form 10-K do not include any adjustments that might result from the outcome of these uncertainties.

Future Liquidity

On a recurring basis, the primary future cash needs of the Company will be focused on operating activities, working capital, capital expenditures, investment, regulatory and compliance costs. The ability of the Company to fund these needs will depend, in part, on its ability to generate or raise cash in the future, which is subject to general economic, financial, competitive, regulatory, and other factors that are beyond its control.

Following the completion of Business Combination, we will independently manage the capital structure of the Company and our sources of liquidity. The ability to fund our operating needs will depend on its future ability to continue to generate positive cash flow from operations and raise capital in the capital markets. Our management believe that we will meet known or reasonably likely future cash requirements through the combination of cash flows from operating activities, available cash balances, and external borrowings and fund raising. Our management expects that the primary cash requirements in 2024 will be to fund capital expenditures for (i) expansion of the Distribution Business and (ii) Platform Business.

If our sources of liquidity need to be augmented, additional cash requirements would likely need to be financed through the issuance of debt or equity securities; however, there can be no assurances that we will be able to obtain additional debt or equity financing on acceptable terms, or at all, in the future.

We expect that operating losses could continue into the foreseeable future as we continue to invest in growing our businesses. Based upon our current operating plans, our management believes that cash and equivalents will not be able to provide sufficient funds to its operations for at least the next 12 months from the date of its consolidated financial statements provided with this Form 10-K. However, these forecasts involve risks and uncertainties, and actual results could vary materially. Our management has based this estimate on assumptions that may prove to be wrong, and we could deplete our capital resources sooner than we expect. See "— *Liquidity and Going Concern*" below.

Our future capital requirements may vary materially from those currently planned and will depend on many factors, including our rate of revenues growth, the timing and extent of spending on sales and marketing, the expansion of sales and marketing activities, the timing of new product introductions, market acceptance of our brand, and overall economic conditions. We may also seek additional capital to fund our operations, including through the sale of equity or debt financings. To the extent that we raise additional capital through the future sale of equity, the ownership interest of our stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our existing shareholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations.

Cash Flows

As of December 31, 2023, we had cash and cash equivalents totaling $1.9 million, and $16.8 million in restricted cash.

As of December 31, 2022, we had cash and cash equivalents totaling $6.4 million, and $44.8 million in restricted cash.

Comparison of the year ended December 31, 2023 and 2022

The following table summarizes our cash flows for the years presented:

	Year ended December 31,	
	2023	**2022**
	(US$ in thousands)	
Net cash used in operating activities	(42,282)	(19,304)
Net cash provided by (used in) investing activities	10,792	(14,189)
Net cash (used in) provided by financing activities	(1,040)	12,135
Effect on exchange rate change on cash and cash equivalents	(86)	(429)
Net change in cash, cash equivalents and restricted cash	(32,616)	(21,787)
Cash, cash equivalents and restricted cash, at the beginning	51,294	73,081
Cash, cash equivalents and restricted cash, at the end	**18,678**	**51,294**
Representing as:-		
Cash and cash equivalents	1,861	6,450
Restricted cash – forward share purchase agreement	—	15,356
Restricted cash – fund held in escrow	16,817	29,488
	18,678	**51,294**

The following table sets forth a summary of our working capital:

	Years ended December 31,		Variance	
	2023	**2022**	**$**	**%**
	(US$ in thousands)			
Total Current Assets	$ 25,619	$ 55,756	(30,137)	(54.05)
Total Current Liabilities	47,840	74,021	(26,181)	(35.37)
Working Deficit	(22,221)	(18,265)	3,956	21.66

Working Deficit

The working deficit as of December 31, 2023 amounted to approximately US$22.22 million, as compared to approximately US$18.27 million at December 31, 2022, an increase of US$3.96 million or 21.66%.

Cash Flows from Operating Activities

Net cash used in operating activities was US$42.28 million for the year ended December 31, 2023, as compared to net cash used in operating activities of US$19.30 million for the year ended December 31, 2022.

Net cash used in operating activities for the year ended December 31, 2023 was primarily the result of the net loss of US$49.21 million, an increase in accounts receivable of US$1.19 million, increase in deposits, prepayments, and others receivable of US$2.50 million, decrease in escrow liabilities of US$12.67 million, and decrease in lease liabilities of US$1.13 million. These amounts were partially offset by the increase in accounts payable and accrued liabilities of US$6.89 million, increase in income tax payable of US$0.54 million, and non-cash adjustments consisting of share-based compensation expense of US$11.24 million, non-cash lease expense of US$1.50 million, depreciation of property and equipment of US$0.26 million, interest income on notes receivable of US$0.03 million, interest expense on borrowings of US$0.78 million, net foreign exchange gain of US$0.91 million, net investment loss of US$6.88 million, allowance for expected credit losses on financial instruments of US$1.08 million, gain on disposal of property and equipment of US$0.66 million, loss on settlement of forward share purchase agreement of US$0.38 million, and reversal of over-accruals in prior year of US$3.60 million.

Net cash used in operating activities for the year ended December 31, 2022 was primarily the result of a net loss of US$44.52 million, a decrease in loans receivable of US$2.32 million, and an increase in accounts payable and accrued liabilities of US$10.88 million. These amounts were partially offset by the increase in accounts receivable of US$1.95 million, deposits, prepayments, and other receivable of US$0.20 million, decrease in escrow liabilities of US$5.00 million, income tax payable of US$0.28 million, unrealized investment loss of US$8.94 million, net foreign exchange loss of US$2.64 million, share based compensation of US$2.09 million, change in fair value of forward share purchase liability of US$5.39 million and depreciation of property and equipment of US$0.39 million.

Cash Flows from Investing Activities

Net cash provided by investing activities for the year ended December 31, 2023 of US$10.79 million was primarily due to proceeds from sale of investments of US$3.98 million, dividend received from long-term investments of US$1.67 million, proceeds from sale of property and equipment of US$6.13 million, offset by the purchase of notes receivable of US$0.59 million, purchase of long-term investments of US$0.29 million, and purchase of property and equipment of US$0.10 million.

Net cash used in investing activities for the year ended December 31, 2022 of US$14.19 million was primarily due to proceeds from sale of investments of US$1.85 million, and dividend received from long-term investments of $1.15 million, offset by the addition in long-term investments of US$16.23 million, and the purchase of property and equipment of US$0.97 million.

Cash Flows from Financing Activities

Net cash used in financing activities for the year ended December 31, 2023 of US$1.04 million was primarily due to advances from the holding company of US$9.34 million, proceeds from borrowings of US$7.75 million, proceeds from private placement of US$1.85 million, offset by the settlement of forward share purchase agreement of US$13.95 million, and repayments of borrowings of US$6.03 million.

Net cash provided by financing activities for the year ended December 31, 2022 of US$12.14 million was primarily due to advances from the shareholder of US$9.75 million, proceeds from borrowings of US$4.46 million, cash proceeds from reverse recapitalization of US$15.36 million, offset by the dividend distribution of US$17.44 million to the shareholder that occurred in early 2022.

Liquidity and Going Concern

Our consolidated financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business. The management of the Company estimates that currently available cash will not be able to provide sufficient funds to meet the Company's planned obligations for the next 12 months from the date that these consolidated financial statements were made available to be issued.

For the year ended December 31, 2023, we reported a net loss of approximately US$49.21 million. With a significant increase in our operating costs, described in the paragraph below, we had an accumulated deficit of approximately US$65.60 million as of December 31, 2023.

However, coupled with its business expansion, we reported significant sales growth with annual revenue of approximately US$54.19 million during 2023 (2022: US$31.08 million), and resulting with an operating loss of approximately US$43.85 million (2022: US$28.35 million). We expect to continue our business growth, while closely monitoring our future spending.

Our ability to continue as a going concern is dependent on the management's ability to successfully implement its plans. Our management team believes that we will be able to continue to grow our revenue base and control our expenditures. In parallel, our management team will continually monitor our capital structure and operating plans and search for potential funding alternatives in order to finance our business development activities and operating expenses. These alternatives may include borrowings, raising funds through public equity or debt markets. However, we cannot predict the exact amount or timing of the alternatives, or guarantee those alternatives will be favorable to our shareholders. Any failure to obtain financing when required will have a material adverse impact on our business, operation and financial result.

Certain funding alternatives have been carried by us, as follows:

1. On September 7, 2023, we entered into an equity purchase agreement with Williamsburg, an independent third party to agree to invest up to $50 million over a 36-month period.

2. On November 7, 2023, we entered into private placement binding term sheets with an institutional investor, our Chief Executive Officer, Mr. Ng Wing Fai, and our management team pursuant to which we will receive gross proceeds of approximately $5,128,960, in consideration of (i) 7,349,200 ordinary shares of our ordinary shares, and (ii) warrants to purchase up to 1,469,840 ordinary shares at a purchase price of $0.70 per ordinary share and associated warrants. As of December 31, 2023, the Company received the proceeds of $1,850,310.

With these funding initiatives, our management believes that we would be able to strengthen our financial position, improve our liquidity, and enhance our ability to navigate the challenging market conditions.

Material Cash Requirements

We reported a net loss during the year ended December 31, 2023. However, we expect to generate profitable operating results within the foreseeable future, after a full recovery from the anti-pandemic policy in Hong Kong and getting access to the collective sales capabilities force of the sale channels associated with our distribution business. Our management expects sales volumes to return to levels previously recorded at the predecessor company prior to the pandemic, especially with the re-opening of the Mainland border and the ongoing integration of Hong Kong into the Greater Bay area**.** As a result, management expects our net cash position to expand in 2024 and to be in excess of 2022. As of December 31, 2023, we had an accumulated deficit of US$65.60 million. Our material cash requirements are highly dependent upon additional financial support associated with our its business operations for the next 12 – 18 months.

Capital commitments

Notes Receivable Agreement — Pursuant to the Agreements, subject to demand, the Company is committed to subscribe the notes of Investment A with an aggregate amount of $1,673,525, in batches, which are payable on or before January 31, 2024. As of December 31, 2023, the remaining committed subscription amount was $1,084,439.

Sale and Purchase Agreement — Pursuant to the Agreement entered with Sony Life Singapore Pte. Ltd. ("SLS"), the Company is committed to purchase 100% equity interest in Sony Life Financial Advisers Pte. Ltd. for a cash consideration of SGD2,500,000 (equivalent to $1,882,000). On December 28,2023, the Company and SLS entered a second supplementary agreement to extend the closing date of the transaction from December 31, 2023 to March 31, 2024.

Nasdaq Compliance — On September 20, 2023, the Company received written notice (the "Notice") from the Listing Qualifications Department of The Nasdaq Stock Market ("Nasdaq") notifying the Company that, based on the closing bid price of the Company's ordinary shares, par value $0.001 per share (the "Ordinary Shares"), for the last 30 consecutive trading days, the Company no longer complies with the minimum bid price requirement for continued listing on The Nasdaq Capital Market. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share (the "Minimum Bid Price Requirement"), and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the Minimum Bid Price Requirement exists if the deficiency continues for a period of 30 consecutive trading days. On March 20, 2024, the Company was granted by Nasdaq an additional 180 calendar days period or until September 16, 2024, to regain the compliance.

Off-Balance Sheet Arrangements

We are not party to any off-balance sheet transactions. We have no guarantees or obligations other than those which arise out of normal business operations.

We have not engaged in any off-balance sheet financial arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, net revenue or expenses, results of operations, liquidity, capital expenditures, or capital resources.

Stock Repurchase Program

On April 18, 2023, our Board of Directors approved the repurchase of 1,000,000 ordinary shares (the "2023 Share Repurchase Program"). Under the 2023 Share Repurchase Program, we are authorized to re-purchase up to 1,000,000 ordinary shares at a maximum price of $10 per share from the open market, for a term of one year, no later than April 18, 2024.

Critical Accounting Policies, Judgements and Estimates

Our audited consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, the reported amounts of revenues and expenses during the reporting periods and the related disclosures in the audited consolidated financial statements and accompanying footnotes. Out of our significant accounting policies, which are described in "Note 3—Summary of significant accounting policies" of our audited consolidated financial statements included under Item 8 of Part II in this Annual Report, certain accounting policies are deemed "critical," as they require our management's highest degree of judgment, estimates and assumptions. While our management believes our judgments, estimates and assumptions are reasonable, they are based on information presently available and actual results may differ significantly from those estimates under different assumptions and conditions.

- Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the years presented. Significant accounting estimates reflected in the Company's consolidated financial statements include the useful lives of property and equipment, impairment of long-lived assets, allowance for expected credit losses, notes receivable, share-based compensation, warrant liabilities, forward share purchase liability, provision for contingent liabilities, revenue recognition, leases, income tax provision, deferred taxes and uncertain tax position, and allocation of expenses from the holding company.

The inputs into the management's judgments and estimates consider the economic implications of COVID-19 on the Company's critical and significant accounting estimates. Actual results could differ from these estimates.

- Long-Term Investments, net

The Company invests in equity securities with readily determinable fair values and equity securities that do not have readily determinable fair values.

Equity securities with readily determinable fair values are carried at fair value with any unrealized gains or losses reported in earnings.

Equity securities that do not have readily determinable fair values mainly consist of investments in privately-held companies. They are accounted for, at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer.

At each reporting period, the Company makes a qualitative assessment considering impairment indicators to evaluate whether the investment is impaired.

- Warrant Liabilities

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant's specific terms and applicable authoritative guidance in ASC Topic 480, *Distinguishing Liabilities from Equity* ("ASC 480") and ASC Topic 815, *Derivatives and Hedging* ("ASC 815"). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company's own ordinary shares and whether the warrant holders could potentially require "net cash settlement" in a circumstance outside of the Company's control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the consolidated statements of operations. The Company accounts for its Public Warrants as equity and the Private Warrants as liabilities.

● Revenue Recognition

The Company earns and receives most of its non-interest income from contracts with customers, which are accounted for in accordance with Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* ("ASC 606").

ASC Topic 606 provided the following overview of how revenue is recognized from the Company's contracts with customers: The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

Certain portion of the Company's income is derived from contracts with customers, and as such, the revenue recognized depicts the transfer of promised goods or services to its customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The Company's revenue recognition policies are in compliance with ASC 606, as follows:

Commissions

The Company earns commissions from the sale of investment products to customers. The Company enters into commission agreements with customers which specify the key terms and conditions of the arrangement. Commissions are separately negotiated for each transaction and generally do not include rights of return, credits or discounts, rebates, price protection or other similar privileges, and typically paid on or shortly after the transaction is completed. Upon the purchase of an investment product, the Company earns commission from customers, calculated as a fixed percentage of the investment products acquired by its customers. The Company defines the "purchase of an investment product" for its revenue recognition purpose as the time when the customers referred by the Company has entered into a subscription contract with the relevant product provider and, if required, the customer has transferred a deposit to an escrow account designated by the Company to complete the purchase of the investment products. After the contract is established, there are no significant judgments made when determining the commission price. Therefore, commissions are recorded at point in time when the investment product is purchased.

The Company also facilitates the arrangement between insurance providers and individuals or businesses by providing insurance placement services to the insured and is compensated in the form of commission from the respective insurance providers. The Company primarily facilitates the placement of life, general and MPF insurance products. The Company determines that insurance providers are the customers.

The Company primarily earns commission income arising from the facilitation of the placement of an effective insurance policy, which is recognized at a point in time when the performance obligation has been satisfied upon execution of the insurance policy as the Company has no future or ongoing obligation with respect to such policies. The commission fee rate, which is paid by the insurance providers, based on the terms specified in the service contract which are agreed between the Company and insurance providers for each insurance product being facilitated through the Company. The commission earned is equal to a percentage of the premium paid to the insurance provider. Commission from renewed policies is variable consideration and is recognized in subsequent periods when the uncertainty around variable consideration is subsequently resolved (e.g., when customer renews the policy).

In accordance with ASC 606, *Revenue Recognition: Principal Agent Considerations*, the Company evaluates the terms in the agreements with its channels and independent contractors to determine whether or not the Company acts as the principal or as an agent in the arrangement with each party respectively. The determination of whether to record the revenue in a gross or net basis depends upon whether the Company has control over the services prior to transferring it. Control is demonstrated by the Company which is primarily responsible for fulfilling the provision of placement services through the Company's licensed insurance brokers to provide agency services. The commissions from insurance providers are recorded on a gross basis and commission paid to independent contractors or channel costs are recorded as commission expense in the statements of operations.

The Company also offers the sale solicitation of real estate property to the final customers and is compensated in the form of commissions from the corresponding property developers pursuant to the service contracts. Commission income is recognized at a point of time upon the sale contracts of real estate property is signed and executed.

Recurring Asset Management Service Fees

The Company provides asset management services to investment funds or investment product providers in exchange for recurring asset management service fees. Recurring asset management service fees are determined based on the types of investment products the Company distributes and are calculated as a fixed percentage of the fair value of the total investment of the investment products, calculated daily. These customer contracts require the Company to provide investment management services, which represents a performance obligation that the Company satisfies over time. After the contract is established, there are no significant judgments made when determining the transaction price. As the Company provides these services throughout the contract term, for the method of calculating recurring asset management service fees, revenue is calculated on a daily basis over the contract term, quarterly billed and recognized. Recurring service agreements do not include rights of return, credits or discounts, rebates, price protection, performance component or other similar privileges and the circumstances under which the fixed percentage fees, before determined, could be not subject to clawback. Payment of recurring asset management service fees are normally on a regular basis (typically monthly or quarterly).

Interest Income

The Company offers money lending services from loan origination in form of mortgage and personal loans. Interest income is recognized monthly in accordance with their contractual terms and recorded as interest income in the consolidated statement of operations. The Company does not charge prepayment penalties from its customers. Interest income on mortgage and personal loans is recognized as it accrued using the effective interest method. Accrual of interest income on mortgage loans is suspended at the earlier of the time at which collection of an account becomes doubtful or the account becomes 180 days delinquent.

● Share-Based Compensation

The Company accounts for share-based compensation in accordance with the fair value recognition provision of ASC Topic 718, *Stock Compensation*. The Company grants share awards, including ordinary shares and restricted share units, to eligible participants. Share-based compensation expense for share awards is measured at fair value on the grant date. The fair value of restricted stock with either solely a service requirement or with the combination of service and performance requirements is based on the closing fair market value of the ordinary shares on the date of grant. Share-based compensation expense is recognized over the awards requisite service period. For awards with graded vesting that are subject only to a service condition, the expense is recognized on a straight-line basis over the service period for the entire award.

- Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, *Fair Value Measurements and Disclosures* ("ASC 820-10"), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

- *Level 1* : Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

- *Level 2* : Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

- Level 3 : Inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of the Company's financial instruments: cash and cash equivalents, restricted cash, accounts receivable, consideration receivable, deposits, prepayments and other receivables, accounts payable and accrued liabilities, escrow liabilities, borrowings approximate at their fair values because of the short-term nature of these financial instruments.

Management believes, based on the current market prices or interest rates for similar debt instruments, the fair value of loans receivable approximates the carrying amount. The Company accounts for loans receivable at cost, subject to impairment testing.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

- Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board ("FASB") or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

Recently adopted accounting standards

In June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2016 - 13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASU 2016 - 13"). ASU 2016 - 13 added a new impairment model (known as the CECL model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses. The CECL model applies to most debt instruments, accounts receivables, notes receivables, loans receivable, financial guarantee contracts, and other loan commitments. The CECL model does not have a minimum threshold for recognition of impairment losses and entities will need to measure expected credit losses on assets that have a low risk of loss. As an emerging growth company, the Company was permitted to adopt the new standard for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company has adopted the new standard effective January 1, 2023, which didn't have a material impact on the consolidated financial statements.

New accounting standards not yet adopted

In November 2023, the FASB issued Accounting Standards Update ("ASU") No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. The purpose of the update was to improve financial reporting by requiring disclosures of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted and requires retrospective application to all periods presented in the consolidated financial statements. Management is evaluating the impact on the Company's consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company's management does not believe the adoption of ASU 2023-09 will have a material impact on its consolidated financial statements and disclosures.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated balance sheets, statements of operations and cash flows.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a smaller reporting company, we are not required to make disclosures under this Item.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our financial statements and the notes thereto begin on page F-1 of this Annual Report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Principal Executive Officer and our Principal Financial Officer, evaluated, as of the end of the period covered by this Annual Report on Form 10-K, the effectiveness of our disclosure controls and procedures. Based on this evaluation of our disclosure controls and procedures as of December 31, 2023, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of such date are effective at the reasonable assurance level. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Management's Report on Internal Controls Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting includes policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles.

As of December 31, 2023, our management assessed the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on this assessment, our management concluded that our internal controls over financial reporting was effective as of December 31, 2023.

Additionally, our independent registered public accounting firm will not be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404 until we are no longer an "emerging growth company" as defined in the JOBS Act.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The following table sets forth information about our directors and executive officers as of the date of this annual report.

Name	Age	Title
Mr. Robert E. Diamond, Jr.	72	Chairman of the Board
Mr. Ng Wing Fai	56	Group Chief Executive Officer and Executive Director
Mr. Shu Pei Huang, Desmond	50	Acting Group Chief Financial Officer
Ms. Wong Suet Fai, Almond	53	Group Chief Operating Officer
Mr. Jeroen Nieuwkoop	52	Group Chief Strategy Officer
Mr. Richard Kong	55	Deputy Group Chief Financial Officer/Company Secretary
Mr. Brian Chan	57	Independent Director (1)(2)(3)
Mr. Thomas Ng	68	Independent Director (1)(2)(3)
Mr. Felix Yun Pun Wong	58	Independent Director (1)(2)(3)

Note:
(1) Member of the remuneration committee
(2) Member of the nomination committee.
(3) Member of the audit committee.

Biographical Information

Mr. Robert E. Diamond is Founding Partner and Chief Executive Officer of Atlas Merchant Capital and has been since its inception in 2013. Until 2012, Mr. Diamond was Chief Executive of Barclays, having previously held the position of President of Barclays and was responsible for Barclays Capital and Barclays Global Investors ("BGI"). He became an executive director of Barclays in 2005 and was a member of the Barclays Executive Committee. Prior to Barclays, Mr. Diamond held senior executive positions at Credit Suisse First Boston and Morgan Stanley in the United States, Europe and Asia. Mr. Diamond worked at Credit Suisse First Boston from 1992 to 1996, where his roles included Vice Chairman and Head of Global Fixed Income and Foreign Exchange in New York, as well as Chairman, President and CEO of Credit Suisse First Boston Pacific. Mr. Diamond worked at Morgan Stanley from 1979 to 1992, including as the Head of European and Asian Fixed Income Trading.

Mr. Ng Wing Fai Mr. Ng has been served as Group Chief Executive Officer, the Chairman of the board of AGBA and as an executive director of the board of AGBA, since November 2022. Prior to joining AGBA, Mr. Ng was the Managing Partner and Founding Partner of Primus Pacific Partners, an Asian private equity fund with a focus on financial services. He was also previously the Managing Director of Fubon Financial Holding, the largest financial conglomerate in Taiwan, where he oversaw its overall strategy, capital markets, merger and acquisition activities and major change programs. He has previously served as the Managing Director and Head of the Asia-Pacific Financial Institutions Group at Salomon Smith Barney. Mr. Ng graduated from the University of Cambridge and obtained a master's degree in business administration from Harvard University in 1994.

Mr. Shu Pei Huang, Desmond Mr. Shu Pei Huang, Desmond currently serves as the Acting Group Chief Financial Officer (Principal Financial Officer) since November 2022. Mr. Shu also presently serves as a director of both B2B and Fintech. He was also a director of OnePlatform Holdings Limited prior to the OnePlatform Holdings Limited merger. Prior to joining AGBA, Mr. Shu was the Vice President of Primus Holdings (H.K.) Ltd, an Asia investment holding company with a focus on the financial services industry. Prior to that, he was the corporate development manager of DRB-HICOM Berhad, one of the largest diverse conglomerates in Malaysia with business across banking, insurance, automobile, and services. Mr. Shu has over 20 years of experience in the investment banking and financial services industry and has gained all-round experience through working with MIMB Investment Bank, SIBB Investment Bank, and KPMG Corporate Services. Mr. Shu graduated from University of Kentucky with a Bachelor of Business Administration in Finance and Bachelor of Science in Accounting; Master of Science in Finance from Golden Gate University, USA.

Ms. Wong Suet Fai, Almond Ms. Wong has served as an executive director of the board of AGBA since November 2022. She has over the past 20 years of related experience, encompassing organizational and talent development, compensations and benefits management, staff training and engagement, organizational efficiency. Prior to joining AGBA, Ms. Wong held different positions in AXA, Sun Life Financial, Hutchison Ports, CSL Telecommunications and Wyeth. Ms. Wong graduated with a Bachelor of Business Administration from Hong Kong Baptist University in 1995 and obtained a Master of Business Administration from University of Leicester in 2003. She completed the Advanced Management Program offered by Harvard Business School in 2018.

Mr. Jeroen Nieuwkoop Mr. Jeroen Nieuwkoop currently serves as the Group Chief Strategy Officer of the Company, since November 2022. Mr. Nieuwkoop previously worked at Fubon Financial and Primus Pacific Partners and has over 20 years' experience in private equity, funds set-up, investments and divestments, mergers and acquisitions, as well as general corporate finance across the financial services industry in Asia. Mr. Nieuwkoop started his career as an investment banker in the Financial Institutions Group at Salomon Smith Barney (now known as Citigroup) in New York. Mr. Nieuwkoop obtained his Master of Science (MSc) in Business Administration and Management, General from Erasmus University Rotterdam.

Mr. Richard Kong Mr. Richard Kong is the Company's Deputy Group Chief Financial Officer and Company Secretary, since November 2022. Mr. Kong has over 25 years of experience in the finance and accounting fields. Prior to joining AGBA, he was the Chief Financial Officer and Company Secretary of a company listed in Hong Kong for over 14 years where he gained extensive experience in corporate exercises, corporate governance, and compliance-related matters. Previously, he was a manager at Ernst & Young Hong Kong. Mr. Kong holds a Bachelor of Business Administration (BBA) in Accounting from Hong Kong Baptist University and Master of Business Administration (MBA) from University of South Australia. He is also a fellow member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants.

Brian Chan Mr. Chan has served as a member of the board of directors of AGBA as an independent director since November 2022. Mr. Chan has over 23 years of experience handling litigations for civil claims, intellectual property rights protection and enforcement. Since September 2007 to present, Mr. Chan has been a Senior Partner at Chan, Tang & Kwok Solicitors, a member of the International Trademark Attorneys Association. From September 1995 to August 2007 he was an Associate at Baker & McKenzie, Associate at Stephenson Harwood & Lo, Partner at Stevenson, Wong & Co., Solicitors and Consultant at Benny Kong & Peter Tang. Additionally, Mr. Chan has acted as a Counsel to various Hong Kong and cross-border mergers and acquisitions and commercial matters since August 1999. Mr. Chan is also a frequent speaker on legal issues for intellectual property rights for the Hong Kong Productivity council. Mr. Chan graduated with a Bachelor of Laws Degree and passed the Solicitors' Finals of the Law Society of England and Wales in 1993.

Thomas Ng Mr. Ng has served as a member of the board of directors of AGBA as an independent director since November 2022. Thomas Ng has 30 years of broad experience engaging in the fields of Education, Media, Retailing Marketing and Finance. He is a pioneer of IT in education and he was the author of "Digital English Lab," one of the first series of digital books in Hong Kong. Since September 2018, he has been the Chief Executive Officer of e-chat, an IPFS block chain social media focused company. From March 2017 to April 2018, Mr. Ng was the Chief Financial Officer of Duofu Holdings Group Co. Limited. In February 2016, Mr. Ng founded Shang Finance Limited and was the Chief Executive Officer until February 2017. From March 2015 to November 2015, Mr. Ng was the Chief Financial Officer of World Unionpay Group Shares Limited. In August 2003, Mr. Ng established Fuji (Hong Kong) Co. Ltd. and was the Chief Executive Officer until December 2014. Mr. Ng obtained a Certificate of Education majoring in English from the University of Hong Kong in 2000.

Felix Yun Pun Wong Mr. Wong has served as a member of the board of directors of AGBA as an independent director since November 2022. Mr. Wong currently acts as the Chief Financial Officer of Inception Growth Acquisition Limited, a publicly listed special purpose acquisition corporation (NASDAQ: IGTA). He has acted in this capacity since April 9, 2021. He has years of executive experience with multiple leadership positions and a track record in helping private companies enter the public market. He has been the principal of Ascent Partners Advisory Service Limited, a finance advisory firm, since March 2020. From November 2017 to December 2020, Mr. Wong held the position of Chief Financial Officer at Tottenham Acquisition I Limited, a publicly listed special purpose acquisition corporation, which merged with Clene Nanomedicine Inc. (NASDAQ: CLNN) in December 2020. From August 2015 to September 2017, he served as Chief Financial Officer at Raytron Technologies Limited, a leading Chinese national high-tech enterprise. His main responsibilities in these rules have included overseeing the financial functions of the firms, assisting in establishing corporate ventures for investment, and working on deal origination of new businesses in the corporate groups. Prior to these efforts, he was Chief Financial Officer and Executive Director of Tsing Capital from January 2012 to July 2015, where he managed four funds with a total investment amount of US$600 million and focused on environmental and clean technology investments. Mr. Wong also served as senior director and chief financial officer of Spring Capital, a US$250 million fund, from October 2008 until June 2011. Additionally, Mr. Wong was the chief financial officer of Natixis Private Equity Asia from November 2006 till October 2008 and an associate director of JAFCO Asia from March 2002 to October 2006. Mr. Wong was a finance manager for Icon Medialab from July 2000 to December 2001, a senior finance manager of Nielsen from August 1998 to July 2000, Planning-Free Shopper from April 1992 to August 1998, and an auditor at PricewaterhouseCoopers from August 1989 until March 2000. Mr. Wong earned his Masters of Business degree in 2003 from Curtin University in Australia and a Professional Diploma in Company Secretaryship and Administration from the Hong Kong Polytechnic University in 1989.

Board Committees of the Company

Audit Committee

The Audit Committee has been established in accordance with Section 3(a)(58)(A) of the Exchange Act. The principal functions of the Audit Committee of the Company will include, among other things:

- appointing, compensating, retaining, replacing, and overseeing the work of the independent registered public accounting firm engaged by the Company;

- pre-approving all audit and permitted non-audit services to be provided by the independent registered public accounting firm engaged by the Company, and establishing pre-approval policies and procedures;

- reviewing and discussing with the independent auditors regarding all relationships the auditors have with the Company in order to evaluate their continued independence;

- setting clear hiring policies for employees or former employees of the independent registered public accounting firm, including but not limited to, as required by applicable laws and regulations;

- setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

- obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (i) the independent registered public accounting firm's internal quality-control procedures, (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues, and (iii) all relationships between the independent registered public accounting firm and the Company to assess the independent registered public accounting firm's independence;

- reviewing and approving any related party transaction required to be disclosed pursuant to SEC regulations prior to the Company entering into such transaction; and

- reviewing with management, the independent registered public accounting firm, and the Company's legal advisors, as appropriate, of any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding the financial statements or accounting policies of the Company and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC, or other regulatory authorities.

The Audit Committee consists of Mr. Brian Chan, Mr. Thomas Ng, and Mr. Felix Yun Pun Wong, each of whom qualifies as an independent director according to the rules and regulations of the SEC and Nasdaq with respect to Audit Committee membership. We have also determined that Mr. Felix Yun Pun Wong qualifies as an "audit committee financial expert." The chair of our Audit Committee is Mr. Felix Yun Pun Wong.

In addition, all of the Audit Committee members meet the requirements for financial literacy under applicable SEC and Nasdaq rules. The board of directors of AGBA has adopted a new written charter for the Audit Committee, which is available on the Company's website after adoption. The reference to AGBA's website address in this annual report does not include or incorporate by reference the information on the AGBA's website into this annual report.

Remuneration Committee

The principal functions of the Remuneration Committee of the Company include, among other things:

- reviewing and approving on an annual basis the corporate goals and objectives relevant to the compensation of our executive officers, evaluating their performance in light of such goals and objectives and determining, and approving the remuneration of our executive officers based on such evaluation;

- reviewing, evaluating, and recommending changes, if appropriate, to the remuneration of our non-employee directors;

- administering the Company's equity compensation plans and agreements with the Company executive officers and directors;

- reviewing and approving policies and procedures relating to perquisites and expense accounts of the executive officers of the Company;

- assisting management in complying with registration statement and annual report disclosure requirements;

- if required, producing a report on executive compensation to be included in the Company's annual proxy statement; and

- reviewing and approving the Company's overall compensation philosophy.

Our Remuneration Committee consists of Mr. Brian Chan, Mr. Thomas Ng, and Mr. Felix Yun Pun Wong. The board of directors has adopted a new written charter for the Remuneration Committee, which will be available on the Company's website after adoption. The reference to the AGBA website address in this annual report does not include or incorporate by reference the information on the Company's website into this annual report.

Nomination Committee

The principal functions of the Nomination Committee of AGBA include, among other things:

- considering qualified candidates for positions on the board of directors of the Company;

- creating and maintaining an evaluation process to ensure that all directors to be nominated to the board of directors during the annual shareholders' meeting are appropriately qualified in accordance with the company's organizational documents and applicable law and regulations;

- making recommendations to the board of directors regarding candidates to fill vacancies on the board;

- making recommendations to the board, regarding the size and composition of the board; and

- reviewing the membership of the various committees of the board of directors and making recommendations for future appointments.

AGBA's Nomination Committee consists of Mr. Brian Chan, Mr. Thomas Ng, and Mr. Felix Yun Pun Wong. AGBA's board of directors has adopted a new written charter for the Nomination Committee, which is available on the Company's website after adoption. The reference to the AGBA's website address in this annual report does not include or incorporate by reference the information on AGBA's website into this annual report.

Limitations on Liability and Indemnification of Directors and Officers

The Fifth Amended and Restated Memorandum and Articles of Association, has been effective upon consummation of the Business Combination, limits the Company's directors' liability in accordance with BVI law.

Subject to BVI law, the Fifth Amended and Restated Memorandum and Articles of Association, which has been effective on November 14, 2022, provide that the Company will, in certain situations, indemnify every director, secretary, or other officer of the Company (but not including the company's auditors) and the personal representatives of the same against all actions, proceedings, costs, charges, expenses, losses, damages, or liabilities incurred or sustained by such indemnified person, including legal fees, other than by reason of such person's own dishonesty or fraud, as determined by a court of competent jurisdiction, in or about the conduct of the company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of their duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such person in defending (whether successfully or otherwise) any proceedings concerning the company or its affairs in any court whether in the British Virgin Islands or elsewhere.

The Company plans to maintain a directors' and officers' insurance policy pursuant to which the Company's directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe that these provisions in the Fifth Amended and Restated Memorandum and Articles of Association, which has been effective on November 14, 2022, and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Family Relationships

No family relationships exist among any of our directors or executive officers.

Code of Ethics

The Company's board of directors has adopted a Code of Ethics applicable to its directors, executive officers, and team members that complies with the rules and regulations of Nasdaq and the SEC. The Code of Ethics is available on AGBA's website. In addition, AGBA intends to post on the Corporate Governance section of AGBA's website all disclosures that are required by law or Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the Code of Ethics. The reference to AGBA's website address in this annual report does not include or incorporate by reference the information on the Company's website into this annual report.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, requires our executive officers, directors and persons who beneficially own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our shares of ordinary share and other equity securities. These executive officers, directors, and greater than 10% beneficial owners are required by SEC regulation to furnish us with copies of all Section 16(a) forms filed by such reporting persons.

Based solely on our review of such forms furnished to us and written representations from certain reporting persons, we believe that, during 2023, our directors, executive officers, and ten percent stockholders complied with all Section 16(a) filing requirements.

ITEM 11. EXECUTIVE COMPENSATION

This section provides an overview of our executive compensation programs.

We are considered an "emerging growth company" within the meaning of the Securities Act for purposes of the SEC's executive compensation disclosure rules. Accordingly, our reporting obligations with respect to our "named executive officers" extend only to the individuals who serve as the principal executive officer and the next two most highly compensated executive officers as of the end of the prior fiscal year, as well as up to two additional individuals for whom disclosure would have been provided based on their compensation levels but for the fact that the individual was not serving as an executive officer at the end of the prior fiscal year.

The Named Executive Officers for 2023 fiscal year are Mr. Ng Wing Fai (Group Chief Executive Officer), Mr. Shu Pei Huang Desmond (Acting Group Chief Financial Officer), Ms. Wong Suet Fai Almond (Group Chief Operating Officer), Mr. Jeroen Nieuwkoop (Group Chief Strategy Officer), Mr. Richard Kong (Deputy Group Chief Financial Officer and Company Secretary).

Summary Compensation Table

The following table summarizes information concerning the compensation awarded to, earned by and paid to the named executive officers and directors for services rendered to us for the years ended December 31, 2023 and 2022.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Equity Awards ($)[2]	All Other Compensation ($)	Total ($)
Robert E. Diamond, Jr.	2023	286,110	-	-	-	286,110
Chairman of the Board	2022	-	-	-	-	-
NG Wing Fai	2023	1,367,305	-	268,323	-	1,635,628
Group Chief Executive Officer and Executive Director	2022	1,316,076	-	988,000		2,304,076
SHU Pei Huang, Desmond	2023	351,455	-	139,734	-	491,189
Acting Group Chief Financial Officer	2022	338,477	-	382,000		720,477
WONG Suet Fai, Almond	2023	479,624	-	139,734	321	619,679
Group Chief Operating Officer	2022	462,137	-	382,000	-	844,137
Jeroen Nieuwkoop	2023	457,433	-	139,734	-	597,167
Group Chief Strategy Officer	2022	440,755	-	-	-	440,755
Richard Kong	2023	309,949	-	27,218	641	337,808
Deputy Group Chief Financial Officer and Company Secretary	2022	294,352	-	17,190	-	311,542
Brian Chan[3]	2023	46,154	-	-	-	46,154
Independent Director	2022	5,897	-	-	-	5,897
Thomas Ng[3]	2023	46,154	-	-	-	46,154
Independent Director	2022	5,897	-	-	-	5,897
Felix Yun Pun Wong[3]	2023	46,154	-	-	-	46,154
Independent Director	2022	5,897	-	-	-	5,897

(1) Represents all amounts earned as salary during the applicable fiscal year. For fiscal year 2023, the salary amounts have been converted to U.S. Dollars (USD) from Hong Kong Dollars (HKD) using the exchange rate of USD1 to HKD7.8 as of December 31, 2023.

(2) For the fiscal year of 2023, these share awards were granted in December 2022 and vested in December 2023.

(3) Directors began receiving cash fees under our director compensation program following the Closing.

Executive Compensation

Following the Closing of the Business Combination, we have deployed an executive compensation program that is consistent with our existing compensation policies and philosophies, which are designed to align compensation with business objectives and the creation of shareholder value, while enabling us to attract, motivate, and retain individuals who contribute to long-term success. We also note that decisions on the executive compensation program will be made by the Remuneration Committee. The following discussion is based on the present expectations as to the executive compensation program to be adopted by the Remuneration Committee. The executive compensation program actually adopted will depend on the judgment of the members of the Remuneration Committee and may differ from that set forth in the following discussion. We anticipate, however, that compensation for the Named Executive Officers will reflect their current compensation in both form and amount.

Employment Agreements

Pursuant to the Business Combination Agreement, we entered into employment agreements with each of the Named Executive Officers and directors.

The Named Executive Officers' base salaries is set pursuant to the employment agreements. We anticipate that the salaries of the Named Executive Officers will be reviewed annually by the Remuneration Committee based upon advice and counsel of its advisors.

Equity-Based Awards

We have granted the equity-based awards to reward past or long-term performance of the Named Executive Officers and other high-performing employees. We believe that providing a meaningful portion of the total compensation package in the form of equity-based awards will align the incentives of our executive officers with the interests of our shareholders and serve to motivate and retain the individual executives. By extending the same incentives to all of our employees, we believe that we will be able to reward exceptional employees for their contributions to AGBA and promote continued loyalty. Equity-based awards will be awarded under the Share Award Scheme.

Other Compensation

We continue to maintain various employee benefit plans, including health and retirement plans, comparable to those already in place in which the Named Executive Officers will participate.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth certain information with respect to the beneficial ownership of our voting securities by (i) each person who is known by us to be the beneficial owner of more than 5% of our issued and outstanding ordinary shares, (ii) each of our officers and directors, and (iii) all of our officers and directors as a group as of December 31, 2023.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them. The following table does not reflect record of beneficial ownership of any ordinary shares issuable upon exercise of the warrants or conversion of rights, as the warrants are not exercisable within 60 days of December 31, 2023 and the rights are not convertible within 60 days of December 31, 2023.

Subject to the paragraph above, the percentage ownership of issued shares is based on 70,385,742 shares of the Company's ordinary shares issued and outstanding as of February 29, 2024. The business address for each of the following entities or individuals is AGBA Tower, 68 Johnston Road Wan Chai, Hong Kong SAR.

Name and Address of Beneficial Owner	Number of Shares	%
Five Percent Beneficial Owners of AGBA		
TAG Holdings Limited[1]	55,500,000	78.9%
Directors and Named Executive Officers of AGBA		
Robert E. Diamond, Jr.	—	—
Ng Wing Fai	857,606	1.22%
Shu Pei Huang, Desmond	313,780	*
Jeroen Nieuwkoop	140,080	—
Richard Kong	97,857	*
Wong Suet Fai, Almond	345,680	*
Brian Chan	18,000	*
Thomas Ng	18,000	*
Felix Wong	—	—
All Directors and Named Executive Officers of the Company as a group (8 individuals)	845,600	*

* Less than 1%.

(1) TAG has undertaken not to make any such distribution to its ultimate beneficial shareholders. Nothing in this undertaking, however, shall prevent TAG, subject to compliance with applicable law, from pledging or encumbering its AGBA shares or selling or otherwise disposing of any or all of the AGBA shares to any other person or persons for value consideration.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Related Party Transaction Policy

On November 10, 2022, our Board adopted a written policy regarding the review and approval or disapproval by our Audit Committee of transactions between us, or any of our subsidiaries, and any related person (defined to include our executive officers, directors or director nominees, any stockholder beneficially owning in excess of 5% of our ordinary shares or securities exchangeable for our ordinary share, and any immediate family member of any of the foregoing persons) (the "Related Person Transaction Policy"). In reviewing related person transactions, our Audit Committee considers all relevant facts and circumstances, including the extent of the related person's direct or indirect interest in the transaction. Any member of the Audit Committee who is a related person with respect to a transaction under review will not be permitted to participate in the deliberations or to vote on the transaction.

Certain related person transactions described below were consummated prior to our adoption of the formal, written policy described above, and, accordingly, the foregoing policies and procedures were not followed with respect to these transactions. However, we believe that the terms obtained and consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or amounts that would be paid or received, as applicable, in arm's-length transactions at such time.

Administrative Services Agreements

TAG Financial Holdings Service Agreements

On June 24, 2021, each of OnePlatform Wealth Management Limited ("OWM"), OnePlatform International Property Limited ("OIP"), OnePlatform Asset Management Limited ("OAM"), and Hong Kong Credit Corporation Limited ("HKCC") entered into separate, but substantially similar, Service Agreements with TAG Financial Holdings Limited ("TAG Financial Holdings"), a member of the Legacy Group. As the members of the Legacy Group presently share office space in the AGBA Tower (see "*Information about AGBA — Property*" for additional information about the office space used by AGBA), TAG Financial Holdings, pursuant to these four agreements, agreed to provide certain premises and administrative services to each of OWM, OIP, OAM, and HKCC. With respect to premises services, TAG Financial Holdings agreed to pay for, among other things, building management fees, government rates and rent, office rent, and lease-related interest and depreciation for OWM, OIP, OAM, and HKCC, subject to reimbursement. With respect to administrative services, TAG Financial Holdings agreed to pay for, among other things, office consumables, cleaning fees, A/C, electricity, and water for OWM, OIP, OAM, and HKCC, subject to reimbursement. The service fees are charged in accordance with a standard formula included in each of the contracts, corresponding to their office space occupancy and employee headcount respectively.

Pursuant to these service agreements and their predecessor arrangements, AGBA, collectively, paid TAG Financial Holdings US$6,039,520 and US$3,190,064 for the years ended December 31, 2023 and 2022, respectively, for premises and administrative expenses.

The management of AGBA anticipates that these Service Agreements will continue after the Business Combination and until either party thereto provides one month written notice of termination, to ensure continued smooth operation on a stand-alone basis.

OnePlatform Asset Management Limited

Fund Asset Management Service

JFA Capital is a closed-ended investment vehicle incorporated in the Cayman Islands and a member of the Legacy Group. Upon its incorporation JFA Capital engaged a third-party fund manager who, in turn, engaged OnePlatform Asset Management ("OAM") as a sub-manager. On May 7, 2018, JFA Capital and OAM agreed for JFA Capital to terminate its existing management arrangement and appoint OAM as its sole manager. OAM is licensed by the Hong Kong Securities and Futures Commission under type 1 (Dealing in securities), type 4 (Advising on securities), and type 9 (asset management). OAM is also a "professional investor" as defined under the Securities and Futures Ordinance of Hong Kong.

OAM, accordingly, provides management of JFA Capital's portfolio assets for a management fee and a performance fee, as dictated by the management agreement. For the years ended December 31, 2023 and 2022, JFA Capital paid OAM US$900,993 and US$900,778, respectively. The arrangement is non-exclusive, and OAM is permitted to invest in or advise other investment funds. OAM is also permitted to delegate its functions, powers, and duties to any person, subject to remaining liable for the actions of its delegate. The term of this management arrangement is indefinite, subject to 90 days' notice by either party, and the management of AGBA anticipates that OAM will continue to provide fund management services to JFA Capital following the Business Combination.

In addition to JFA Capital, OAM also provides management services for other funds, including NSD Capital, a third-party Cayman-incorporated fund. For the years ended December 31, 2023 and 2022, NSD Capital paid OAM US$69,150 and US$69,134, respectively, for management services. The management of AGBA anticipate that OAM will continue to provide fund management services to NSD Capital following the Business Combination.

Indemnification

Effective immediately upon the consummation of the Business Combination, the Company will enter into customary indemnification arrangements with each of the newly elected directors and newly appointed executive officers of the Company. Pursuant to these indemnification agreements the Company will indemnify such directors and executive officers under the circumstances and to the extent provided for therein, from and against all losses, claims, etc., to the fullest extent permitted under BVI law and the Fifth Amended and Restated Memorandum and Articles of Association.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Mr. Brian Chan, Mr. Thomas Ng, and Mr. Felix Yun Pun Wong are all non-employee directors, all of whom our Board has determined to be independent pursuant to Nasdaq rules. All of the members of our Audit Committee, Nomination Committee and Remuneration Committee are independent pursuant to Nasdaq rules.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Public Accounting Fees

The following table sets forth fees billed by our auditors during the last two fiscal years for services rendered for the audit of our annual financial statements and the review of our quarterly financial statements, services by our auditors that are reasonably related to the performance of the audit or review of our financial statements and that are not reported as audit fees, services rendered in connection with tax compliance, tax advice and tax planning, and all other fees for services rendered.

The following table shows the aggregate fees from our current principal accounting firm, WWC., P.C. and the former principal accounting firm, Friedman LLP for the fiscal years as shown.

(US Dollars)	Years Ended December 31,			
Category		2023		2022*
WWC, P.C.:				
Audit Fees	$	630,000	$	460,000
Audit Related Fees		—		—
Tax Fees		—		—
All Other Fees		6,000		—
	$	636,000	$	460,000
Marcum LLP (Formerly Friedman LLP):				
Audit Fees	$	—	$	114,450
Audit Related Fees		—		—
Tax Fees		—		—
All Other Fees		—		—
	$	—	$	114,450

Audit fees for the fiscal years ended December 31, 2023 and 2022 rendered by WWC., P.C. relate to professional services rendered for the audit of our consolidated financial statements, quarterly reviews, and issuance of consents.

Audit fees for the fiscal year ended December 31, 2022 rendered by Marcum LLP (formerly Friedman LLP) relate to professional services rendered for the audits of our predecessor's financial statements, quarterly reviews, issuance of consents, the Business Combination and review of documents filed with the SEC.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Financial Statements:

    (1) The financial statements required to be included in this Annual Report on Form 10-K are included in Item 8 herein.

    (2) All supplemental schedules have been omitted since the information is either included in the financial statements or the notes thereto or they are not required or are not applicable.

    (3) See attached Exhibit Index of this Annual Report on Form 10-K

(b) Exhibits

The following documents are filed as exhibits to this annual report, including those exhibits incorporated herein by reference to one of our prior filings under the Securities Act or the Exchange Act.

Exhibit No.	Description
2.1	Business Combination Agreement, dated November 3, 2021, by and among AGBA Acquisition Limited, AGBA Merger Sub I Limited, AGBA Merger Sub II Limited, TAG International Limited, TAG Asset Partners Limited, OnePlatform International Limited, OnePlatform Holdings Limited, TAG Asia Capital Holdings Limited, and TAG Holdings Limited (incorporated by reference to Exhibit 2.1 to AGBA's 8-K filed with the SEC on November 18, 2022)
2.2	Amendment No. 1 to the Business Combination Agreement, dated November 18, 2021 (incorporated by reference to Exhibit 2.2 to AGBA's 8-K filed with the SEC on November 18, 2022)
2.3	Amendment No. 2 to the Business Combination Agreement, dated January 4, 2022 (incorporated by reference to Exhibit 2.3 to AGBA's 8-K filed with the SEC on November 18, 2022)
2.4	Amendment No. 3 to the Business Combination Agreement, dated May 4, 2022 (incorporated by reference to Exhibit 2.4 to AGBA's 8-K filed with the SEC on November 18, 2022)
2.5	Business Combination Agreement Waiver and Amendment, dated October 21, 2022 (incorporated by reference to Exhibit 2.5 to AGBA's 8-K filed with the SEC on November 18, 2022)
3.1	Fifth Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to AGBA's 8-K filed with the SEC on November 18, 2022)
3.2	Amendment to the Fifth Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to AGBA's 8-K filed with the SEC on January 3, 2024)
4.1	Form of Ordinary Share certificate (incorporated by reference to Exhibit 4.1 to AGBA's 8-K filed with the SEC on November 18, 2022)
4.2	Form of Warrant (incorporated by reference to Exhibit 4.2 to AGBA's 8-K filed with the SEC on November 18, 2022)
4.3	Description of Registrant's Securities (incorporated by reference to AGBA's 10-K filed with the SEC on April 3, 2023)
4.4	Warrant Agreement dated May 14, 2019, by and between Continental Stock Transfer & Trust Company and the Registrant (incorporated by reference to Exhibit 4.5 to AGBA's 8-K filed with the SEC on May 17, 2019)
10.2	Share Award Scheme (incorporated by reference to Exhibit 10.2 to AGBA's 8-K filed with the SEC on November 18, 2022)
10.3	Letter of Appointment and Transfer (Ng Wing Fai) (incorporated by reference to Exhibit 10.3 to AGBA's 8-K filed with the SEC on November 18, 2022)
10.4	Letter of Appointment and Transfer (Wong Suet Fai Almond) (incorporated by reference to Exhibit 10.4 to AGBA's 8-K filed with the SEC on November 18, 2022)
21.1	Subsidiaries of the Registrant
23.1	Consent of WWC, P.C.
26	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
31.1	Certification of Chief Executive Officer Pursuant to Securities Exchange Act Rule 13a-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer Pursuant to Securities Exchange Act Rule 13a-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Clawback Policy
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

<table>
<tr><td></td><td colspan="2">AGBA GROUP HOLDING LIMITED</td></tr>
<tr><td>Dated: March 28, 2024</td><td>By:</td><td>/s/ Wing Fai NG</td></tr>
<tr><td></td><td>Name:</td><td>Wing Fai NG</td></tr>
<tr><td></td><td>Title:</td><td>Group Chief Executive Officer (Principal Executive Officer)</td></tr>
<tr><td></td><td colspan="2">AGBA GROUP HOLDING LIMITED</td></tr>
<tr><td>Dated: March 28, 2024</td><td>By:</td><td>/s/ Shu Pei Huang, Desmond</td></tr>
<tr><td></td><td>Name:</td><td>Shu Pei Huang, Desmond</td></tr>
<tr><td></td><td>Title:</td><td>Acting Group Chief Financial Officer (Principal Accounting and Financial Officer)</td></tr>
</table>

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Position	Date
/s/ Robert E. Diamond, Jr. Robert E. Diamond, Jr.	Chairman of the Board	March 28, 2024
/s/ Wing Fai NG Wing Fai NG	Group Chief Executive Officer (Principal executive officer) and Executive Director	March 28, 2024
/s/ Brian Chan Brian Chan	Independent Director	March 28, 2024
/s/ Thomas Ng Thomas Ng	Independent Director	March 28, 2024
/s/ Felix Yun Pun Wong Felix Yun Pun Wong	Independent Director	March 28, 2024

AGBA GROUP HOLDING LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



WWC, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholders of
AGBA Group Holding Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of AGBA Group Holding Limited and subsidiaries (collectively the “Company”) as of December 31, 2023, and 2022, and the related consolidated statements of operations and comprehensive loss, cash flows, shareholders’ equity, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and 2022, and the results of its operations and its cash flows in each of the years for the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the consolidated financial statements, the Company incurred substantial losses during the year ended December 31, 2023. As of December 31, 2023, the Company had a working capital deficit and net cash outflows from operating activities. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Restatement of Previously Issued Consolidated Financial Statements

As discussed in Note 2 to the consolidated financial statements, the Company has restated its consolidated financial statements as of December 31, 2022 to correct certain misstatements.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.
Certified Public Accountants
PCAOB ID No. 1171

We have served as the Company’s auditor since 2022.

San Mateo, California

March 28, 2024

2010 PIONEER COURT, SAN MATEO, CA 94403 TEL.: (650) 638-0808 FAX.: (650) 638-0878
EMAIL: INFO@WWCCPA.COM WEBSITE: WWW.WWCCPA.COM

AGBA GROUP HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS
(Currency expressed in United States Dollars ("US$"))

		As of December 31,		
		2023		**2022**
				(restated)
ASSETS				
Current assets:				
Cash and cash equivalents	$	1,861,223	$	6,449,876
Restricted cash		16,816,842		44,844,196
Accounts receivable, net		2,970,636		2,822,162
Accounts receivable, net, related parties		1,094,225		272,546
Loans receivable, net		549,461		517,479
Notes receivable, net		557,003		—
Income tax recoverable		—		260,120
Deposit, prepayments, and other receivables, net		1,769,582		589,786
Total current assets		25,618,972		55,756,165
Non-current assets:				
Rental deposit, net		961,253		—
Loans receivable, net		1,054,841		1,072,392
Property and equipment, net		1,721,284		7,359,416
Right-of-use asset, net		11,508,153		—
Long-term investments, net		25,201,933		36,510,803
Long-term investments, net, related party		522,531		522,557
Total non-current assets		40,969,995		45,465,168
TOTAL ASSETS	$	66,588,967	$	101,221,333
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Accounts payable and accrued liabilities	$	19,754,041	$	20,274,429
Escrow liabilities		16,816,842		29,487,616
Borrowings		1,804,950		4,477,254
Borrowings, related party		5,000,000		—
Amounts due to the holding company		2,906,261		6,289,743
Income tax payable		328,720		—
Lease liabilities		1,229,329		—
Forward share purchase liability		—		13,491,606
Total current liabilities		47,840,143		74,020,648
Long-term liabilities:				
Lease liabilities		10,646,053		—
Warrant liabilities		—		4,548
Deferred tax liabilities		—		45,858
Total long-term liabilities		10,646,053		50,406
TOTAL LIABILITIES		58,486,196		74,071,054
Commitments and contingencies (Note 24)				
Shareholders' equity:				
Ordinary shares, $0.001 par value; 200,000,000 shares authorized, 68,661,998 and 58,376,985 shares issued and outstanding as of December 31, 2023 and 2022, respectively		68,662		58,377
Ordinary shares to be issued		4,854		1,665
Additional paid-in capital		74,103,494		43,870,308
Accumulated other comprehensive loss		(473,087)		(384,938)
Accumulated deficit		(65,601,152)		(16,395,133)
Total shareholders' equity		8,102,771		27,150,279
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	66,588,967	$	101,221,333

See accompanying notes to the consolidated financial statements.

AGBA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE LOSS
(Currency expressed in United States Dollars ("US$"))

	For the years ended December 31,	
	2023	2022
Revenues:		
Interest income:		
Loans	$ 157,190	$ 176,175
Total interest income	157,190	176,175
Non-interest income:		
Commissions	50,068,936	26,561,691
Recurring asset management service fees	2,992,918	3,372,449
Recurring asset management service fees, related party	970,143	969,912
Total non-interest income	54,031,997	30,904,052
Total revenues from others	54,189,187	31,080,227
Operating expenses:		
Interest expense	(784,479)	(140,644)
Commission expense	(37,287,519)	(18,823,458)
Sales and marketing expense	(3,708,557)	(11,141,672)
Research and development expense	(4,557,196)	(1,209,035)
Personal and benefit expense	(27,217,822)	(21,928,504)
Legal and professional fees	(13,601,274)	(1,265,866)
Legal and professional fees, related party	(333,332)	—
Allowance for expected credit losses on financial instruments	(1,077,184)	(16,509)
Other general and administrative expenses	(9,467,146)	(4,905,636)
Total operating expenses	(98,034,509)	(59,431,324)
Loss from operations	(43,845,322)	(28,351,097)
Other income (expense):		
Interest income	383,720	99,132
Foreign exchange gain (loss), net	909,227	(2,643,261)
Investment loss, net	(6,878,869)	(8,937,431)
Change in fair value of warrant liabilities	4,548	8,952
Change in fair value of forward share purchase liability	(82,182)	(5,392,293)
Loss on settlement of forward share purchase agreement	(378,895)	—
Gain on disposal of property and equipment	664,816	—
Rental income	239,239	315,233
Sundry income	64,237	504,735
Total other expense, net	(5,074,159)	(16,044,933)
Loss before income taxes	(48,919,481)	(44,396,030)
Income tax expense	(286,538)	(124,605)
NET LOSS	$ (49,206,019)	$ (44,520,635)
Other comprehensive loss:		
Foreign currency translation adjustment	(88,149)	(205,477)
COMPREHENSIVE LOSS	$ (49,294,168)	$ (44,726,112)
Weighted average number of ordinary shares outstanding		
Basic and diluted	65,265,397	56,084,858
Net loss per ordinary share		
Basic and diluted	$ (0.75)	$ (0.79)

See accompanying notes to the consolidated financial statements.

AGBA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Currency expressed in United States Dollars (“US$”), except for number of shares)
For the years ended December 31, 2023 and 2022

		Ordinary shares		Ordinary shares to be issued						
	Note	**No. of share**	**Amount**	**No. of share**	**Amount**	**Additional paid-in capital**	**Receivable from the holding company**	**Accumulated other comprehensive (loss) income**	**(Accumulated deficit) retained earnings**	**Total shareholders’ equity**
Balance as of January 1, 2022		53,835,000	$ 53,835	1,665,000	$ 1,665	$38,706,226	$(29,562,195)	$ (179,461)	$ 52,125,502	$ 61,145,572
Restatement	(2)	—	—	—	—	—	—	—	23,000,000	23,000,000
Balance as of January 1, 2022 (restated)	(17) (i)	53,835,000	$ 53,835	1,665,000	$ 1,665	$38,706,226	$(29,562,195)	$ (179,461)	$ 75,125,502	$ 84,145,572
Automatic conversion of public and private rights into ordinary shares	(17)(i)	482,500	483	—	—	(483)	—	—	—	—
Issuance of ordinary shares to settle payables	(17)(i)	792,334	792	—	—	7,202,278	—	—	—	7,203,070
Issuance of ordinary shares to settle finder fee	(17)(i)	555,000	555	—	—	(555)	—	—	—	—
Transaction costs in related to Business Combination		—	—	—	—	(8,308,754)	—	—	—	(8,308,754)
Shares and warrants from reverse recapitalization with AGBA Acquisition Limited, net of redemption		2,712,151	2,712	—	—	6,282,184	—	—	—	6,284,896
Special dividend to the holding company		—	—	—	—	—	29,562,195	—	(47,000,000)	(17,437,805)
Share-based compensation		—	—	—	—	2,088,725	—	—	—	2,088,725
Initial measurement of forward share purchase liability		—	—	—	—	(8,099,313)	—	—	—	(8,099,313)
Forgiveness of amounts due to the holding company		—	—	—	—	6,000,000	—	—	—	6,000,000
Net loss for the year		—	—	—	—	—	—	—	(44,520,635)	(44,520,635)
Foreign currency translation adjustment		—	—	—	—	—	—	(205,477)	—	(205,477)
Balance as of December 31, 2022 (restated)		58,376,985	58,377	1,665,000	1,665	43,870,308	—	(384,938)	(16,395,133)	27,150,279
Issuance of ordinary shares to settle finder fee	(17)(ii)	2,173,913	2,174	—	—	3,997,826	—	—	—	4,000,000
Issuance of holdback shares	(17)(iv)	1,665,000	1,665	(1,665,000)	(1,665)	—	—	—	—	—
Issuance of ordinary shares for private placement	(17)(vii)	—	—	2,643,300	2,643	1,847,667	—	—	—	1,850,310
Issuance of ordinary shares	(17)(v)	600,000	600	—	—	275,400	—	—	—	276,000

for commitment fee										
Share-based compensation	(17)(iii),(vi),(viii)	5,846,100	5,846	2,210,984	2,211	11,518,909	—	—	—	11,526,966
Forgiveness of amounts due to the holding company		—	—	—	—	12,593,384	—	—	—	12,593,384
Foreign currency translation adjustment		—	—	—	—	—	—	(88,149)	—	(88,149)
Net loss for the year		—	—	—	—	—	—	—	(49,206,019)	(49,206,019)
Balance as of December 31, 2023		68,661,998	$ 68,662	4,854,284	$ 4,854	$74,103,494	$ —	$ (473,087)	$ (65,601,152)	$ 8,102,771

See accompanying notes to the consolidated financial statements.

AGBA GROUP HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Currency expressed in United States Dollars ("US$"))

	For the years ended December 31,	
	2023	**2022**
Cash flows from operating activities:		
Net loss	$ (49,206,019)	$ (44,520,635)
Adjustments to reconcile net loss to net cash used in operating activities		
Share-based compensation expense	11,235,026	2,088,725
Non-cash lease expense	1,496,286	—
Depreciation of property and equipment	261,323	392,873
Interest income on notes receivable	(34,665)	—
Interest expense on borrowings	784,479	—
Foreign exchange (gain) loss, net	(909,227)	2,643,261
Investment loss, net	6,878,869	8,937,431
Allowance for expected credit losses on financial instruments	1,077,184	—
Change in fair value of warrant liabilities	(4,548)	(8,952)
Change in fair value of forward share purchase liability	82,182	5,392,293
Gain on disposal of property and equipment	(664,816)	—
Loss on settlement of forward share purchase agreement	378,895	—
Reversal of over-accruals staff bonus	(3,595,028)	—
Change in operating assets and liabilities:		
Accounts receivable	(1,187,628)	(1,947,089)
Loans receivable	(15,656)	2,319,054
Deposits, prepayments, and other receivables	(2,495,082)	(198,512)
Accounts payable and accrued liabilities	6,894,066	10,877,792
Escrow liabilities	(12,670,774)	(4,998,181)
Lease liabilities	(1,130,008)	—
Income tax payable	542,982	(282,459)
Net cash used in operating activities	(42,282,159)	(19,304,399)
Cash flows from investing activities:		
Proceeds from sale of investments	3,976,657	1,853,473
Purchase of notes receivable	(589,086)	—
Purchase of long-term investments	(288,581)	—
Addition in long-term investments, related party	—	(16,228,690)
Dividend received from long-term investments	1,670,045	1,154,749
Proceeds from sale of property and equipment	6,127,576	—
Purchase of property and equipment	(104,846)	(968,367)
Net cash provided by (used in) investing activities	10,791,765	(14,188,835)
Cash flows from financing activities:		
Advances from the holding company	9,342,972	9,752,275
Settlement of forward share purchase agreement	(13,952,683)	—
Proceeds from borrowings	7,746,414	4,464,391
Repayments of borrowings	(6,026,937)	—
Proceeds from private placement	1,850,310	—
Dividend paid to the holding company	—	(17,437,805)
Cash proceeds from reverse recapitalization, net of redemption	—	15,356,580
Net cash (used in) provided by financing activities	(1,039,924)	12,135,441
Effect on exchange rate change on cash, cash equivalents and restricted cash	(85,689)	(429,542)
Net change in cash, cash equivalent and restricted cash	(32,616,007)	(21,787,335)
BEGINNING OF YEAR	51,294,072	73,081,407
END OF YEAR	$ 18,678,065	$ 51,294,072
SUPPLEMENTAL CASH FLOW INFORMATION:		
Cash received from income tax refund	$ 427,363	$ 125,353
Cash paid for income taxes	$ 172,334	$ 531,592
Cash received from interest	$ 349,055	$ 99,132
Cash paid for interest	$ 784,479	$ 140,644
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES		
Initial recognition of operating lease liabilities related to right-of-use asset	$ 12,512,585	$ —
Forgiveness of amounts due to the holding company	$ 12,593,384	$ 6,000,000
Issuance of ordinary shares to settle finder fee	$ 4,000,000	$ —
Issuance of ordinary shares to settle payables	$ —	$ 7,203,070
Purchase of property and equipment, through earnest deposit	$ —	$ 7,182,131
Special dividend to the holding company offset with amount due from the holding company	$ —	$ 29,562,195
Transaction costs in related to Business Combination		

	$	—	$	8,308,754
Liability assumed related to forward share purchase agreement	$	—	$	13,491,606

	As of December 31,	
	2023	2022
Reconciliation to amounts on consolidated balance sheets:		
Cash and cash equivalents	$ 1,861,223	$ 6,449,876
Restricted cash	16,816,842	44,844,196
Total cash, cash equivalents and restricted cash	$ 18,678,065	$ 51,294,072

See accompanying notes to the consolidated financial statements.

NOTE 1 — NATURE OF BUSINESS AND BASIS OF PRESENTATION

AGBA Group Holding Limited ("AGBA" or the "Company") was incorporated on October 8, 2018 in British Virgin Islands.

The Company, through its subsidiaries, is operating a wealth and health platform, offering a wide range of financial service and products, covering life insurance, pensions, property-casualty insurance, stock brokerage, mutual funds, lending, and real estate in overseas. AGBA is also engaged in financial technology business and financial investments, managing an ensemble of fintech investments and healthcare investment and operating a health and wealth management platform with a broad spectrum of services and value-added information in health, insurance, investments and social sharing.

On November 14, 2022 ("Closing Date"), AGBA, AGBA Merger Sub I Limited, AGBA Merger Sub II Limited, TAG International Limited, TAG Asset Partners Limited, OnePlatform International Limited, OnePlatform Holdings Limited, TAG Asia Capital Holdings Limited, and TAG Holdings Limited ("TAG") completed the business combination transaction and AGBA became the 100% beneficial owner of all of the issued and outstanding shares and other equity interest of TAG International Limited and TAG Asia Capital Holdings Limited. The transaction was accounted for as a "reverse recapitalization" and AGBA was treated as the "acquired" company for accounting purposes (see Note 5).

The accompanying consolidated financial statements are presented in United States dollars ("US$" or "$") and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and pursuant to the accounting and disclosure rules and regulations of the U.S. Securities and Exchange Commission (the "SEC").

Certain prior period amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations.

The accompanying consolidated financial statements reflect the activities of AGBA and each of the subsidiaries as of December 31, 2023 and 2022:

Name	Background	Ownership
TAG International Limited ("TIL")	- British Virgin Islands company - Incorporated on October 25, 2021 - Issued and outstanding 1 ordinary share at $1 par value - Investment holding	100% owned by AGBA
TAG Asset Partners Limited ("TAP")	- British Virgin Islands company - Incorporated on October 25, 2021 - Issued and outstanding 1 ordinary share at $1 par value - Investment holding	100% owned by TIL
OnePlatform International Limited ("OIL")	- Hong Kong company - Incorporated on November 2, 2021 - Issued and outstanding 100 ordinary shares for HK$100 ($13) - Investment holding	100% owned by TAP
TAG Asia Capital Holdings Limited ("TAC")	- British Virgin Islands company - Incorporated on October 26, 2015 - Issued and outstanding 50,000 ordinary shares at $1 par value - Investment holding	100% owned by AGBA

OnePlatform Wealth Management Limited ("OWM")	- Hong Kong company - Incorporated on February 5, 2003 - Issued and outstanding 240,764,705 ordinary shares for HK$120,851,790 ($15,493,819) - Provision of insurance and mandatory provident fund schemes brokerage services	99.89% owned by OIL
OnePlatform International Property Limited ("OIP")	- Hong Kong company - Incorporated on May 21, 2014 - Issued and outstanding 30,001,200 ordinary shares for HK$30,001,200 ($3,846,308) - Provision of overseas real estate brokerage services	100% owned by OIL
OnePlatform Asset Management Limited ("OAM")	- Hong Kong company - Incorporated on November 24, 1999 - Issued and outstanding 264,160,000 ordinary shares for HK$272,000,000 ($34,871,795) - Licensed by the Securities and Futures Commission of Hong Kong - Provision of investment advisory, funds dealing, introducing broker, and asset management services	100% owned by OIL
Kerberos (Nominee) Limited ("KNL")	- Hong Kong company - Incorporated on April 20, 2007 - Issued and outstanding 1 ordinary share for HK$1 - Provision of escrow services	100% owned by OAM
Maxthree Limited ("Maxthree")	- British Virgin Islands company - Incorporated on April 12, 2006 - Issued and outstanding 1 ordinary share at $1 par value - Investment holding	100% owned by OIL
OnePlatform Credit Limited ("OCL")	- Hong Kong company - Incorporated on August 6, 1982 - Issued and outstanding 169,107,379 ordinary shares for HK$169,107,379 ($21,680,433) - Registered under the Hong Kong Money Lenders Ordinance - Provision of money lending services	100% owned by Maxthree
Hong Kong Credit Corporation Limited ("HKCC")	- Hong Kong company - Incorporated on March 16, 1982 - Issued and outstanding 139,007,381 ordinary shares for HK$139,007,381 ($17,821,459) - Registered under the Hong Kong Money Lenders Ordinance - Provision of money lending services	100% owned by OCL

Trendy Reach Holdings Limited ("TRHL")	- British Virgin Islands company - Incorporated on October 5, 2015 - Issued and outstanding 1 ordinary share at HK$1 - Investment holding	100% owned by Maxthree
Profit Vision Limited ("PVL")	- Hong Kong company - Incorporated on October 9, 2015 - Issued and outstanding 1 ordinary share for HK$1 - Property investment holding	100% owned by TRHL
TAG Technologies Limited ("TAGTL")	- British Virgin Islands company - Incorporated on October 23, 2015 - Issued and outstanding 1 ordinary share at $1 par value - Investment in financial technology business	100% owned by TAC
AGBA Group Limited ("AGL")	- Hong Kong company - Incorporated on November 28, 2019 - Issued and outstanding 10,000 ordinary shares for HK$10,000 ($1,282) - Operating as cost center for the Company	100% owned by TAGTL
Tandem Fintech Limited ("TFL")	- Hong Kong company - Incorporated on October 6, 2017 - Issued and outstanding 9,000,000 ordinary shares for HK$9,000,000 ($1,153,846) Operating an online insurance comparison platform	100% owned by TAC
AGBA Innovation Limited ("AGBA Innovation")	- Hong Kong company - Incorporated on February 26, 2016 - Issued and outstanding 1 ordinary share for HK$1 - No operations since inception	100% owned by OIL
FinLiving Limited ("FLL")	- Hong Kong company - Incorporated on September 14, 2021 - Issued and outstanding 100 ordinary shares for HK$100 ($13) - No operations since inception	100% owned by AGBA Innovation

AGBA and its subsidiaries are hereinafter referred to as the "Company".

NOTE 2 — RESTATEMENT OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS

The Company has restated the accompanying consolidated financial statements and related disclosure for the year ended December 31, 2022 that were previously included in the Form 10-K filed with the SEC on April 3, 2023.

Restatement Background

In June 2021, the Company received the offer from JP Morgan Chase Holdings LLC to purchase all its equity interest in Nutmeg Saving and Investment Limited ("Nutmeg"). Nutmeg is incorporated in the United Kingdom and engaged in the provision of online discretionary investment management services. The cash consideration was approximately $187 million (equivalent to approximately GBP 135 million) and fully received in September 2021, resulting in a realized gain of approximately $139 million (equivalent to approximately GBP 101 million). As of December 31, 2021, the Company recorded an income tax payable of $23 million based on the Hong Kong profit tax rate of 16.5%.

The Company corrected its previous conclusion of provision of income tax liabilities of $23 million related to the disposal of Nutmeg. The Company had previously believed that the gain from the sale of Nutmeg should have been taxed at the 16.5% profit tax rate in Hong Kong during the year of disposal, resulting in a recorded income tax liability of $23 million. After reassessing whether income tax should be provided, the Company reviewed that there was an error resulting from the improper application of US tax law and Hong Kong tax law due to the mistaken omission of the consideration of Hong Kong tax law, and came to the conclusion that there should be no income tax applied when selling a long-term investment in Hong Kong.

The impact of restatement

The impact of the accounting errors was a cumulative reduction in the income tax provision of $23 million and a cumulative decrease in the accumulated deficit of $23 million, and it had no impact on the consolidated statements of operations and comprehensive loss and the consolidated statements of cash flows for the year ended December 31, 2022.

The following table summarized the effect of the restatement on each financial statement line items as of and for the year ended December 31, 2022, as indicated:

Summary of restatement – consolidated balance sheet

	As of December 31, 2022		
	As Previously Reported	Adjustment	As Restated
Income tax payable	$ 23,000,000	$ (23,000,000)	$ —
Total current liabilities	$ 97,020,648	$ (23,000,000)	$ 74,020,648
Total liabilities	$ 97,071,054	$ (23,000,000)	$ 74,071,054
Accumulated deficit	$ (39,395,133)	$ 23,000,000	$ (16,395,133)
Total shareholders' equity	$ 4,150,279	$ 23,000,000	$ 27,150,279

Summary of restatement – consolidated statement of changes in shareholders' equity

	For the year December 31, 2022		
	As Previously Reported	Adjustment	As Restated
Balance as of January 1, 2022			
Accumulated (deficit) retained earnings	$ 52,125,502	$ 23,000,000	$ 75,125,502
Balance as of December 31, 2022			
Accumulated (deficit) retained earnings	$ (39,395,133)	$ 23,000,000	$ (16,395,133)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

●   Principles of Consolidation

The accompanying consolidated financial statements include the financial statements of AGBA and its subsidiaries. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All intercompany transactions and balances between AGBA and its subsidiaries are eliminated upon consolidation.

●   Emerging Growth Company

The Company is an "emerging growth company," as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company's consolidated financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

●   Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the years presented. Significant accounting estimates reflected in the Company's consolidated financial statements include the useful lives of property and equipment, impairment of long-lived assets, allowance for expected credit losses, notes receivable, share-based compensation, warrant liabilities, forward share purchase liability, provision for contingent liabilities, revenue recognition, leases, income tax provision, deferred taxes and uncertain tax position, and allocation of expenses from the holding company.

The inputs into the management's judgments and estimates consider the geopolitical tension, inflationary and high interest rate environment and other macroeconomic factors on the Company's critical and significant accounting estimates. Actual results could differ from these estimates.

●   Foreign Currency Translation and Transaction

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the statements of operations and comprehensive loss.

The reporting currency of the Company is US$ and the accompanying consolidated financial statements have been expressed in US$. In addition, the Company and subsidiaries are operating in Hong Kong maintain their books and record in their local currency, Hong Kong dollars ("HK$"), which is a functional currency as being the primary currency of the economic environment in which their operations are conducted. In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 830-30, Translation of Financial Statement, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the year. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive loss within the statements of changes in shareholders' equity.

Translation of amounts from HK$ into US$ has been made at the following exchange rates for the years ended December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Year-end HK$:US$ exchange rate	0.1281	0.1281
Annual average HK$:US$ exchange rate	0.1277	0.1277

- Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. They consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments. The Company maintains most of its bank accounts in Hong Kong and Hong Kong is not protected by Federal Deposit Insurance Corporation ("FDIC") insurance. However, management does not believe there is a significant risk of loss.

- Restricted Cash

Restricted cash consist of funds held in escrow accounts reflecting (i) the restricted cash and cash equivalents maintained in certain bank accounts that are held for the exclusive interest of the Company's customers and (ii) the full obligation to an investor in connection with the Meteora Backstop Agreement (see Note 5 for the details of the Meteora Backstop Agreement).

The Company restricts the use of the assets underlying the funds held in escrow to meet with regulatory or contractual requirements and classifies the assets as current based on their purpose and availability to fulfill its direct obligation under current liabilities.

- Accounts Receivable, net

Accounts receivable, net include trade accounts due from customers in insurance brokerage and asset management businesses, less the allowance for expected credit losses.

Accounts receivable, net are recorded at the invoiced amount and do not bear interest, which are due within contractual payment terms. The normal settlement terms of accounts receivable from insurance companies in the provision of brokerage agency services are within 30 days upon the execution of the insurance policies. Credit terms with the products providers of investment, unit and mutual funds and asset portfolio are mainly 90 days or a credit period mutually agreed between the contracting parties. The Company seeks to maintain strict control over its outstanding receivables to minimize credit risk. Overdue balances are reviewed regularly by senior management. Management reviews its receivables on a regular basis to determine if the allowance for expected credit losses is adequate and provides allowance when necessary.

The Company does not hold any collateral or other credit enhancements over its accounts receivable balances.

●   Loans Receivable, net

Loans receivable, net are related to residential mortgage loans that are carried at unpaid principal and interest balances, less the allowance for expected credit losses on loans receivable and charge-offs.

Loans are placed on nonaccrual status when they are past due 180 days or more as to contractual obligations or when other circumstances indicate that collection is not probable. When a loan is placed on nonaccrual status, any interest accrued but not received is reversed against interest income. Payments received on a nonaccrual loan are either applied to protective advances, the outstanding principal balance or recorded as interest income, depending on an assessment of the ability to collect the loan. A nonaccrual loan may be restored to accrual status when principal and interest payments have been brought current and the loan has performed in accordance with its contractual terms for a reasonable period (generally six months).

If the Company determines that a loan is impaired, the Company next determines the amount of the impairment. The amount of impairment on collateral dependent loans is charged off within the given fiscal quarter. Generally the amount of the loan and negative escrow in excess of the appraised value less estimated selling costs, for the fair value of collateral valuation method, is charged off. For all other loans, impairment is measured as described below in "Allowance for Expected Credit Losses on Financial Instruments".

●   Allowance for Expected Credit Losses on Financial Instruments

In accordance with ASC Topic 326 "Credit Losses – Measurement of Credit Losses on Financial Instruments" (ASC Topic 326), the Company utilizes the current expected credit losses ("CECL") model to determine an allowance that reflects its best estimate of the expected credit losses on accounts receivable, loans receivable, notes receivable, and deposits, prepayments and others receivable which is recorded as a liability to offset the receivables. The CECL model is prepared after considering historical experience, current conditions, and reasonable and supportable economic forecasts to estimate expected credit losses. Accounts receivable, loans receivable, notes receivable, and deposits, prepayments, and others receivable are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded as a reduction of bad debt expense.

For the years ended December 31, 2023 and 2022, the aggregated allowance for expected credit losses on accounts receivable, loans receivable, notes receivable, and other receivables was $1,077,184 and $16,509, respectively.

●   Deposit, prepayments, and other receivables, net

Deposit, prepayments, and other receivables, net represented the deposit paid for technology systems and services, prepayments for various consultancy services and other operating expenses such as insurance premium less the allowance for expected credit losses. It is presented under the current assets of the consolidated balance sheets based on the expected collection date.

●   Rental deposit, net

Rental deposit, net represented the deposit paid for the long-term office leases, less the allowance for expected credit losses. It is presented under the non-current assets of the consolidated balance sheet based on the expected collection date.

For the years ended December 31, 2023 and 2022, the Company has evaluated the probable losses on the rental deposits and made an allowance for expected credit losses of $14,833 and nil, respectively.

●   Long-Term Investments, net

The Company invests in equity securities with readily determinable fair values and equity securities that do not have readily determinable fair values.

Equity securities with readily determinable fair values are carried at fair value with any unrealized gains or losses reported in earnings.

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Equity securities that do not have readily determinable fair values mainly consist of investments in privately-held companies. They are accounted for, at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer.

At each reporting period, the Company makes a qualitative assessment considering impairment indicators to evaluate whether the investment is impaired.

- Property and Equipment, net

Property and equipment, net are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values, if any:

	Expected useful life
Land and building	Shorter of 50 years or lease term
Furniture, fixtures and equipment	5 years
Computer equipment	3 years
Motor vehicle	3 years

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

- Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as property and equipment owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment losses were recognized for the years ended December 31, 2023 and 2022.

- Accounts Payable

Accounts payable represent commission payable to the Company's financial advisors for the sale of investment funds, investment products, or insurance products. The carrying amount approximates fair value because of the short-term maturity.

- Borrowings

Borrowings are recognized at fair value and repayable in the next twelve months. Interest expense is recognized on a fixed interest rate on the consolidated statements of operations.

- Warrants Liabilities

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant's specific terms and applicable authoritative guidance in ASC Topic 480, Distinguishing Liabilities from Equity ("ASC 480") and ASC Topic 815, Derivatives and Hedging ("ASC 815"). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company's own ordinary shares and whether the warrant holders could potentially require "net cash settlement" in a circumstance outside of the Company's control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the consolidated statements of operations. The Company accounts for its Public Warrants as equity and the Private Warrants as liabilities.

- Revenue Recognition

The Company earns and receives most of its non-interest income from contracts with customers, which are accounted for in accordance with Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASC Topic 606").

ASC Topic 606 provided the following overview of how revenue is recognized from the Company's contracts with customers: The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

Certain portion of the Company's income is derived from contracts with customers, and as such, the revenue recognized depicts the transfer of promised goods or services to its customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The Company's revenue recognition policies are in compliance with ASC Topic 606, as follows:

Commissions

The Company earns commissions from the sale of investment products to customers, who are insurance companies and fund houses. The Company enters into commission agreements with customers which specify the key terms and conditions of the arrangement. Commissions are separately negotiated for each transaction and generally do not include rights of return, credits or discounts, rebates, price protection or other similar privileges, and typically paid on or shortly after the transaction is completed. Upon the purchase of an investment product by customer, the Company earns a commission from customers, calculated as a fixed percentage of the investment products acquired by its customers. The Company defines the "purchase of an investment product" for its revenue recognition purpose as the time when the customers referred by the Company has entered into a subscription contract with the relevant product provider and, if required, the customer has transferred a deposit to an escrow account designated by the Company to complete the purchase of the investment products. After the contract is established, there are no significant judgments made when determining the commission price. Therefore, commissions are recorded at point in time when the investment product is purchased.

The Company also facilitates the arrangement between insurance providers and individuals or businesses by providing insurance placement services to the insured and is compensated in the form of commission from the respective insurance providers. The Company primarily facilitates the placement of life, general and MPF insurance products. The Company determines that insurance providers are the customers.

The Company primarily earns commission income arising from the facilitation of the placement of an effective insurance policy, which is recognized at a point in time when the performance obligation has been satisfied upon execution of the insurance policy as the Company has no future or ongoing obligation with respect to such policies. The commission fee rate, which is paid by the insurance providers, based on the terms specified in the service contract which are agreed between the Company and insurance providers for each insurance product being facilitated through the Company. The commission earned is equal to a percentage of the premium paid to the insurance provider. Commission from renewed policies is variable consideration and is recognized in subsequent periods when the uncertainty around variable consideration is subsequently resolved (e.g., when customer renews the policy).

In accordance with ASC Topic 606, Revenue Recognition: Principal Agent Considerations, the Company evaluates the terms in the agreements with its channels and independent contractors to determine whether or not the Company acts as the principal or as an agent in the arrangement with each party respectively. The determination of whether to record the revenue in a gross or net basis depends upon whether the Company has control over the services prior to transferring it. Control is demonstrated by the Company which is primarily responsible for fulfilling the provision of placement services through the Company's licensed insurance brokers to provide agency services. The commissions from insurance providers are recorded on a gross basis and commission paid to independent contractors or channel costs are recorded as commission expense in the consolidated statements of operations and comprehensive loss.

The Company also offers the sale solicitation of real estate property to the final customers and is compensated in the form of commissions from the corresponding property developers pursuant to the service contracts. Commission income is recognized at a point of time upon the sale contracts of real estate property is signed and executed.

Recurring Asset Management Service Fees

The Company provides asset management services to investment funds or investment product providers in exchange for recurring asset management service fees. Recurring asset management service fees are determined based on the types of investment products the Company distributes and are calculated as a fixed percentage of the fair value of the total investment of the investment products, calculated daily. These customer contracts require the Company to provide investment management services, which represents a performance obligation that the Company satisfies over time. After the contract is established, there are no significant judgments made when determining the transaction price. As the Company provides these services throughout the contract term, for the method of calculating recurring asset management service fees, revenue is calculated on a daily basis over the contract term, quarterly billed and recognized. Recurring service agreements do not include rights of return, credits or discounts, rebates, price protection, performance component or other similar privileges and the circumstances under which the fixed percentage fees, before determined, could be not subject to clawback. Payment of recurring asset management service fees are normally on a regular basis (typically monthly or quarterly).

Interest Income

The Company offers money lending services from loan origination in form of mortgage and personal loans. Interest income is recognized monthly in accordance with their contractual terms and recorded as interest income in the consolidated statement of operations. The Company does not charge prepayment penalties from its customers. Interest income on mortgage and personal loans is recognized as it accrued using the effective interest method. Accrual of interest income on mortgage loans is suspended at the earlier of the time at which collection of an account becomes doubtful or the account becomes 180 days delinquent.

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Disaggregation of Revenue

The Company has disaggregated its revenue from contracts with customers into categories based on the nature of the revenue. The following table presents the revenue streams by segments, with the presentation of revenue categories presented on the consolidated statements of operations and comprehensive loss for the years indicated:

| | For the year ended December 31, 2023 | | | | |
| | Distribution Business | Platform Business | | | |
	Insurance brokerage service	Asset management service	Money lending service	Real estate agency service	Total
Interest income:					
Loans	$ —	$ —	$ 157,190	$ —	$ 157,190
Non-interest income:					
Commissions	48,886,928	1,138,432	—	43,576	50,068,936
Recurring asset management service fees	—	3,963,061	—	—	3,963,061
	$ 48,886,928	$ 5,101,493	$ 157,190	$ 43,576	$ 54,189,187

| | For the year ended December 31, 2022 | | | | |
| | Distribution Business | Platform Business | | | |
	Insurance brokerage service	Asset management service	Money lending service	Real estate agency service	Total
Interest income:					
Loans	$ —	$ —	$ 176,175	$ —	$ 176,175
Non-interest income:					
Commissions	24,610,309	1,764,310	—	187,072	26,561,691
Recurring asset management service fees	—	4,342,361	—	—	4,342,361
	$ 24,610,309	$ 6,106,671	$ 176,175	$ 187,072	$ 31,080,227

- Rental Income

Rental income represents monthly rental received from the Company's tenants. The Company recognizes rental income on a straight-line basis over the lease term in accordance with the lease agreement.

- Cost Allocation

Cost allocation includes allocation of certain general and administrative, sales and marketing expenses and other operating costs paid by the holding company. General and administrative expenses consist primarily of payroll and related expenses of senior management and the Company's employees, shared management expenses, including accounting, consulting, legal support services, rent, and other expenses to provide operating support to the related businesses. Allocated sales and marketing expense was mainly marketing expenses. These allocations are made using a proportional cost allocation method by considering the proportion of revenues, headcounts as well as estimates of time spent on the provision of services attributable to the Company.

- Sales and Marketing

Sales and marketing expenses include the costs of advertising, promotions, seminars, and other programs. In accordance with ASC Topic 720-35, Advertising Costs, advertising costs are expensed as incurred.

- Research and Development

Research and development expenses include the costs of developing software for business purpose and costs to improve the business operation flow. All research and development costs are expensed as incurred.

● Comprehensive Loss

ASC Topic 220, Comprehensive Income, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive (loss) income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive (loss) income, as presented in the accompanying consolidated statements of changes in shareholders' equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive (loss) income is not included in the computation of income tax expense or benefit.

● Employee Benefits

Full time employees of the Hong Kong subsidiaries participate in a defined contribution Mandatory Provident Fund retirement benefit scheme under the Hong Kong Mandatory Provident Fund Schemes Ordinance. Contributions are made by both the employer and the employee at the rate of 5% on the employee's relevant salary, subject to a salary cap of $3,846 (HK$30,000).

● Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes ("ASC Topic 740"). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC Topic 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC Topic 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

For the years ended December 31, 2023 and 2022, the Company did not have any interest and penalties associated with tax positions. As of December 31, 2023 and 2022, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local and foreign jurisdiction. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

● Share-Based Compensation

The Company accounts for share-based compensation in accordance with the fair value recognition provision of ASC Topic 718, Stock Compensation. The Company grants share awards, including ordinary shares and restricted share units, to eligible participants. Share-based compensation expense for share awards is measured at fair value on the grant date. The fair value of restricted stock with either solely a service requirement or with the combination of service and performance requirements is based on the closing fair market value of the ordinary shares on the date of grant. Share-based compensation expense is recognized over the awards requisite service period. For awards with graded vesting that are subject only to a service condition, the expense is recognized on a straight-line basis over the service period for the entire award.

● Net Loss Per Share

The Company computes earnings per share ("EPS") in accordance with ASC Topic 260, Earnings per Share ("ASC Topic 260"). ASC Topic 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net loss divided by the weighted average ordinary share outstanding for the year. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2023 and 2022, there were no dilution impact.

● Segment Reporting

ASC Topic 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company's internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company's business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company's chief operating decision maker ("CODM") for making decisions, allocating resources and assessing performance. The Company's CODM has been identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. Based on management's assessment, the Company determined that it has the following operating segments:

Segments	Scope of Service	Business Activities
Distribution Business	Insurance Brokerage Service	Facilitating the placement of insurance, investment, real estate and other financial products and services to our customers, through licensed brokers, in exchange for initial and ongoing commissions received from product providers, including insurance companies, fund houses and other product specialists.
Platform Business	- Asset Management Service	- Providing access to financial products and services to licensed brokers.
		- Providing operational support for the submission and processing of product applications.
		- Providing supporting tools for commission calculations, customer engagement, sales team management, customer conversion, etc.
		- Providing training resources and materials.
		- Facilitating the placement of investment products for the fund and/or product provider, in exchange for the fund management services
	- Money Lending Service	Providing the lending services whereby the Company makes secured and/or unsecured loans to creditworthy customers
	- Real Estate Agency Service	Solicitation of real estate sales for the developers, in exchange for commissions
Fintech Business	Investment Holding	Managing an ensemble of fintech investments
Healthcare Business	Investment Holding	Managing an ensemble of healthcare-related investments

All of the Company's revenues were generated in Hong Kong for the years ended December 31, 2023 and 2022 and all of the Company's non-current assets were located in Hong Kong as of December 31, 2023 and 2022.

● Leases

The Company follows ASC Topic 842, Leases ("ASC Topic 842"), utilizing the modified retrospective transition method with no adjustments to comparative periods presented. On February 25, 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (ASC Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing transactions. ASC Topic 842 requires that lessees recognize right-of-use asset and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than twelve months. It requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. ASC Topic 842 distinguishes leases as either a finance lease or an operating lease that affects how the leases are measured and presented in the consolidated statements of operations and comprehensive loss and statements of cash flows. ASC Topic 842 supersedes nearly all existing lease accounting guidance under GAAP issued by the FASB including ASC Topic 840, Leases.

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company's leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2021 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs. The Company has not entered any lease agreements with lease terms of 12 months or less during the years ended December 31, 2023 and 2022. The Company elected not to separate non-lease components from lease components; therefore, it will account for lease component and the non-lease components as a single lease component when there is only one vendor in the lease contract for the office leases. Lease payments are fixed.

The accounting update also requires that for operating leases, a lessee recognize interest expense on the lease liability and the amortization of the right-of-use asset as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements.

● Related Parties

The Company follows the ASC Topic 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20, the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The consolidated financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which statements of operations are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the consolidated financial statements; c) the dollar amounts of transactions for each of the periods for which statements of operations are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

● Commitments and Contingencies

The Company follows the ASC Topic 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company's financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company's business, financial position, and results of operations or cash flows.

● Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurements and Disclosures ("ASC Topic 820-10"), with respect to financial assets and liabilities that are measured at fair value. ASC Topic 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

● *Level 1 :* Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

● *Level 2 :* Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

● *Level 3 :* Inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of the Company's financial instruments: cash and cash equivalents, restricted cash, accounts receivable, loans and notes receivable, deposits, prepayments and other receivables, accounts payable and accrued liabilities, escrow liabilities, borrowings and amounts due to the holding company approximate at their fair values because of the short-term nature of these financial instruments.

Management believes, based on the current market prices or interest rates for similar debt instruments, the fair value of loans receivable approximates the carrying amount. The Company accounts for loans receivable at cost, subject to expected credit losses assessment.

The following table presents information about the Company's financial assets and liabilities that were measured at fair value on a recurring basis as of December 31, 2023 and 2022 and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

Description	As of December 31, 2023	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:				
Marketable equity securities	$ 595	$ 595	$ —	$ —

Description	As of December 31, 2022	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:				
Marketable equity securities	$ 2,443,593	$ 2,443,593	$ —	$ —
Liabilities:				
Forward share purchase liability	$ 13,491,606	$ —	$ —	$ 13,491,606
Warrant liabilities	4,548	—	—	4,548
Total	$ 13,496,154	$ —	$ —	$ 13,496,154

Fair value estimates are made at a specific point in time based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

● Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

Recently adopted accounting standards

In June 2016, the FASB issued Accounting Standards Update No. 2016 - 13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASU 2016 - 13"). ASU 2016 - 13 added a new impairment model (known as the CECL model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses. The CECL model applies to most debt instruments, accounts receivables, notes receivables, loans receivable, financial guarantee contracts, and other loan commitments. The CECL model does not have a minimum threshold for recognition of impairment losses and entities will need to measure expected credit losses on assets that have a low risk of loss. As an emerging growth company, the Company was permitted to adopt the new standard for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company has adopted the new standard effective January 1, 2023, which didn't have a material impact on the consolidated financial statements.

New accounting standards not yet adopted

In November 2023, the FASB issued Accounting Standards Update ("ASU") No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. The purpose of the update was to improve financial reporting by requiring disclosures of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted and requires retrospective application to all periods presented in the consolidated financial statements. Management is evaluating the impact on the Company's consolidated financial statements.

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company's management does not believe the adoption of ASU 2023-09 will have a material impact on its consolidated financial statements and disclosures.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated balance sheets, statements of operations and comprehensive loss and cash flows.

NOTE 4 — LIQUIDITY AND GOING CONCERN CONSIDERATION

The accompanying consolidated financial statements were prepared assuming the Company will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business. They do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

For the year ended December 31, 2023, the Company reported net loss of $49,206,019 and net cash outflows from operating activities of $42,282,159. As of December 31, 2023, the Company had a working capital deficit of $22,221,171, an accumulated deficit of $65,601,152 and cash and cash equivalents of $1,861,223.

The Company has determined that the prevailing conditions and ongoing liquidity risks encountered by the Company raise substantial doubt about the ability to continue as a going concern for at least one year following the date these consolidated financial statements are issued. The ability to continue as a going concern is dependent on the Company's ability to successfully implement its current operating plan and fund-raising exercises. The Company believes that it will be able to grow its revenue base and control expenditures. In parallel, the Company will monitor its capital structure and operating plans and search for potential funding alternatives in order to finance the development activities and operating expenses. These alternatives may include borrowings, raising funds through public equity or debt markets. However, the Company cannot predict the exact amount or timing of the alternatives, or guarantee those alternatives will be favorable to its shareholders. Any failure to obtain financing when required will have a material adverse impact on the Company's business, operation and financial result.

Certain funding alternatives have been carried by the Company, as follows:

1. On September 7, 2023, the Company entered into an equity purchase agreement with Williamsburg Venture Holdings, LLC ("Williamsburg"), an independent third party to agree to invest up to $50 million over a 36-month period (see Note 17).

2. On November 7, 2023, the Company entered into private placement binding term sheets with an institutional investor, the Company's Chief Executive Officer, Mr. Ng Wing Fai, and the Company's management team pursuant to which the Company will receive gross proceeds of approximately $5,128,960, in consideration of (i) 7,349,200 ordinary shares of the Company, and (ii) warrants to purchase up to 1,469,840 Ordinary Shares at a purchase price of $0.70 per ordinary share and associated warrants. As of December 31, 2023, the Company received the proceeds of $1,850,310 (see Note 17).

The above funding alternatives were not enforceable and were subject to being exercised the rights by the counterparties. With these funding initiatives, the Company believes that it would be able to strengthen its financial position, improve its liquidity, and enhance its ability to navigate the challenging market conditions.

NOTE 5 — REVERSE RECAPITALIZATION WITH AGBA ACQUISITION LIMITED

On the Closing Date, pursuant to the Business Combination Agreement, the following share transactions were completed:

- 4,825,000 public and private rights were automatically converted to 482,500 ordinary shares of AGBA.

- 792,334 ordinary shares of AGBA were issued to settle the outstanding payables.

- 555,000 ordinary shares of AGBA were issued to Apex Twinkle Limited as the finder fee in connection with the Business Combination.

- 53,835,000 ordinary shares of AGBA were issued to TAG as consideration for the Business Combination and 1,665,000 ordinary shares, representing as 3% holdback shares for indemnification purpose were reserved. All the holdback shares will be released to TAG in six months following the Closing.

Immediately after giving effect to the Business Combination, AGBA has 58,376,985 ordinary shares issued and outstanding, and 4,825,000 warrants outstanding. TAG became a major shareholder of the Company.

Preceding to the Closing, on November 9, 2022, AGBA entered into the Forward Share Purchase Agreement (the "Meteora Backstop Agreement") with Meteora Special Opportunity Fund I, L.P., a Delaware limited partnership, Meteora Select Trading Opportunities Master, L.P., a Cayman Islands limited partnership, and Meteora Capital Partners, L.P., a Delaware limited partnership (collectively "Meteora"). Pursuant to the Meteora Backstop Agreement, Meteora has agreed to purchase up to 2,500,000 AGBA ordinary shares in the open market at prices no higher than the redemption price, including from other AGBA shareholders that elected to redeem and subsequently revoked their prior elections to redeem their shares, following the expiration of AGBA's redemption offer. AGBA has agreed to purchase those shares from Meteora on a forward basis, up to the lessor of (i) that number of AGBA shares then held by Meteora, and (ii) the difference of (x) the number of shares held by Meteora at Closing (which shall be no more than 2,500,000 Ordinary Shares in the aggregate) minus (y) that number of shares equal to (I) the product of (A) $0.12, multiplied by (B) the number of shares held by the Meteora at Closing (such product, the "Commitment Share Value"), divided by (II) the value weighted average price for the preceding 30 trading days ending on the day that is 30 days following the Closing (the number of shares derived in (y), the "Commitment Shares", and the lesser of (1) and (2), the "Puttable Shares"), unless otherwise agreed to in writing by all parties, at a price per Share equal to the sum of (i) the redemption price as contemplated by the Definitive Proxy Statement (the "Redemption Price"), plus (ii) $0.45 (the sum of (i) and (ii), the "Base Price"), plus (iii) the result of (X) the Base Price, multiplied by (Y) the number of Commitment Shares, divided by (Z) the number of Puttable Shares (such sum of (i), (ii) and (iii), the "Shares Purchase Price"); provided that the Shares Purchase Price will be reduced by $0.15 for the first full calendar quarter after 90 days following the Closing sooner than the Put Date that the Put occurs if the Put does so occur, plus an additional reduction of $0.10 if the Put occurs before 90 days following the Closing. The purchase price payable by AGBA will be escrowed in the amount of the redemption price per share. At the election of AGBA, $0.45 of the Shares Purchase Price can be paid using Ordinary Shares rather than cash. The Meteora Backstop Agreement matures nine months after the closing of the Business Combination.

The transaction was accounted for as a "reverse recapitalization" in accordance with U.S. GAAP because the primary assets of AGBA would be nominal following the close of the Business Combination. Under this method of accounting, AGBA was treated as the "acquired" company for financial reporting purposes and both of TIL and TAC were determined to be the accounting acquirer based on the terms of the Business Combination and other factors including: (i) TIL and TAC's shareholders have a majority of the voting power of the combined company, (ii) TIL and TAC comprises a majority of the governing body of the combined company, and TIL and TAC's senior management comprises all of the senior management of the combined company, and (iii) TIL and TAC comprises all of the ongoing operations of the combined entity. Accordingly, for accounting purposes, this transaction was treated as the equivalent of the Company issuing shares for the net assets of AGBA, accompanied by a recapitalization. The shares and net loss per ordinary share, prior to the Reverse Recapitalization, have been retroactively restated. The net assets of AGBA were recorded at historical carrying amount, with no goodwill or other intangible assets recorded. Operations prior to the Reverse Recapitalization are those of TIL and TAC.

NOTE 6 — RESTRICTED CASH

Pursuant to the Meteora Backstop Agreement dated November 9, 2022, the fund held in the escrow account for the forward share purchase is restricted to the Company for the nine months following the consummation of the Business Combination in November 2022, unless the investors ("Meteora") sell the shares in the market or redeems the shares. Notwithstanding the sale of shares by Meteora, the restricted cash will be used to settle any of the Company's repurchase obligations.

On June 29, 2023, the Company and Meteora entered into an agreement to early terminate the Meteora Backstop Agreement. Prior to the termination, Meteora sold 1,191,016 shares in the open market at a price ranging from $1.51 to $1.61 per share.

Pursuant to the early termination clauses of Meteora Backstop Agreement, the Company released $14.0 million from restricted cash to settle the obligation to Meteora.

Pursuant to the termination agreement, the Company is not obligated to purchase the remaining 124,949 shares (the "Shares") from Meteora and they shall have no obligation to sell the Shares to the Company. In addition, they may dispose the Shares at its discretion in the open market not less than $2 per share before September 29, 2023 and no conditions or restrictions thereafter. As a result, the Company released the remaining $1.5 million from restricted cash to settle the obligation to Meteora.

With the early termination and sale of shares by Meteora, the forward share purchase liability ("FSP liability") was fully settled and a loss on settlement of $378,895 was recorded in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2023.

As of December 31, 2023, restricted cash included the funds held on behalf of the customers, the Company is acted as a custodian to manage the assets and investment portfolio on behalf of its customers under the terms of certain contractual agreements, which the Company does not have the right to use for any purposes, other than managing the portfolio. Upon receiving escrow funds, the Company records a corresponding escrow liability.

NOTE 7 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,	
	2023	**2022**
Accounts receivable	$ 3,283,118	$ 2,916,609
Accounts receivable – related parties	1,094,225	272,546
Less: allowance for expected credit losses	(312,482)	(94,447)
Accounts receivable, net	$ 4,064,861	$ 3,094,708

The accounts receivable due from related parties represented the management service rendered to the portfolio assets of related companies, which are controlled by the holding company, for a compensation of asset management service fee income at the predetermined rate based on the respective portfolio of asset values invested by the final customers. The amount is unsecured, interest-free and with a credit term mutually agreed.

The following table presents the activity in the allowance for expected credit losses:

	As of December 31,			
	2023		**2022**	
Balance at beginning of year	$	94,447	$	94,576
Allowance for expected credit losses		217,475		—
Foreign translation adjustment		560		(129)
Balance at end of year	$	312,482	$	94,447

The Company generally conducts its business with creditworthy third parties. The Company determines, on a quarterly basis, the probable losses and an allowance for expected credit losses determined in accordance with the CECL model, based on historical losses, current economic conditions, forecasted future economic and market considerations, and in some cases, evaluating specific customer accounts for risk of loss. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

For the years ended December 31, 2023 and 2022, the Company has assessed the probable loss and made an allowance for expected credit losses of $217,475 and nil on accounts receivable, respectively.

NOTE 8 — LOANS RECEIVABLE, NET

The Company's loans receivable, net was as follows:

	As of December 31,			
	2023		**2022**	
Residential mortgage loans	$	1,605,531	$	1,589,871
Less: allowance for expected credit losses		(1,229)		—
Loans receivable, net	$	1,604,302	$	1,589,871
Classifying as:				
Current portion	$	549,461	$	517,479
Non-current portion		1,054,841		1,072,392
Loans receivable, net	$	1,604,302	$	1,589,871

The interest rates on loans issued ranged between 9.00% and 10.50% (2022: 9.00% to 10.00%) per annum for the year ended December 31, 2023. Mortgage loans are secured by collateral in the pledge of the underlying residential properties owned by the borrowers. As of December 31, 2023, the net carrying amount of the loans receivable was $1,604,302, which included an interest receivable of $40,100.

Mortgage loans are made to either business or individual customers in Hong Kong for a period of 1 to 25 years, which are fully collateralized and closely monitored for counterparty creditworthiness, with such collateral having a fair value in excess of the carrying amount of the loans as of December 31, 2023 and 2022.

The following table presents the activity in the allowance for expected credit losses:

	As of December 31,	
	2023	2022
Balance at beginning of year	$ —	$ 76,799
Allowance for expected credit losses	1,225	—
Written-off	—	(76,799)
Foreign translation adjustment	4	—
Balance at end of year	$ 1,229	$ —

Estimated allowance for expected credit losses is determined on quarterly basis, in accordance with the CECL model, for general credit risk of the overall portfolio, which is relied on an assessment of specific evidence indicating doubtful collection, historical loss experience, loan balance aging and prevailing economic conditions. If there is an unexpected deterioration of a customer's financial condition or an unexpected change in economic conditions, including macroeconomic events, the Company will assess the need to adjust the allowance for expected credit losses. Any such resulting adjustments would affect earnings in the period that adjustments are made.

For the years ended December 31, 2023 and 2022, the Company has assessed the probable loss and made an allowance for expected credit losses of $1,225 and nil on loans receivable, respectively.

NOTE 9 — NOTES RECEIVABLE, NET

On February 24, 2023, the Company entered into a subscription agreement and a convertible loan note instrument (collectively the "Agreements") with Investment A. Pursuant to the Agreements, the Company agrees to subscribe an aggregate amount of $1,673,525 notes, in batches, which are payable on or before January 31, 2024 and bears a fixed interest rate of 8% per annum. The maturity date of the notes receivable is April 30, 2024. As of December 31, 2023, the Company subscribed $589,086 notes.

As of December 31, 2023, the net carrying amount of the notes receivable was $557,003, which including an interest receivable of $34,665.

The following table presents the activity in the allowance for expected credit losses:

	As of December 31, 2023
Balance at beginning of year	$ —
Allowance for expected credit losse3	69,581
Foreign translation adjustment	180
Balance at end of year	$ 69,761

In accordance with ASC Topic 326, the Company accounts for its allowance for expected credit losses on notes receivable using the CECL model. Periodic changes to the allowance for expected credit losses are recognized in the consolidated statements of operations and comprehensive loss. For the year ended December 31, 2023, the Company has evaluated the probable losses on the notes receivable and made an allowance for expected credit losses of $69,581.

NOTE 10 — DEPOSIT, PREPAYMENTS AND OTHER RECEIVABLES , NET

Deposit, prepayment and other receivables, net consisted of the following:

	As of December 31,	
	2023	2022
Deposits	$ 710,702	$ 364,490
Prepayments	1,026,767	104,262
Other receivables	850,361	163,207
	2,587,830	631,959
Less: allowance for expected credit losses	(818,248)	(42,173)
Deposit, prepayment and other receivables, net	$ 1,769,582	$ 589,786

The following table presents the activity in the allowance for expected credit losses:

	As of December 31,	
	2023	2022
Balance at beginning of year	$ 42,173	$ 25,650
Allowance for expected credit losses	774,070	16,509
Foreign translation adjustment	2,005	14
Balance at end of year	$ 818,248	$ 42,173

In accordance with ASC Topic 326, the Company accounts for its allowance for expected credit losses on deposit and other receivables using the CECL model. Periodic changes to the allowance for expected credit losses are recognized in the consolidated statements of operations and comprehensive loss. For the years ended December 31, 2023 and 2022, the Company has evaluated the probable losses on the deposit and other receivables and made an allowance for expected credit losses of $774,070 and $16,509.

NOTE 11 — LONG-TERM INVESTMENTS, NET

Long-term investments, net consisted of the following:

	Ownership interest	2023	Ownership interest	2022
			As of December 31,	
Marketable equity securities:				
Investment C	0.00%*	$ 595	0.46%	$ 2,443,593
Non-marketable equity securities:				
Investment A	8.37%	5,826,703	8.37%	5,717,678
Investment B	3.63%	342,000	3.63%	513,000
Investment D	4.47%#	16,880,384	4.92%	16,030,943
Investment E, related party	4.00%	522,531	4.00%	522,557
Investment F	4.00%	2,152,251	4.00%	11,805,589
Total		25,723,869		34,589,767
Net carrying value		$ 25,724,464		$ 37,033,360

*   Less than 0.001%
\#   Decrease in percentage due to share dilution

Investments in Marketable Equity Securities

Investments in marketable equity securities are accounted for at their current market value with changes in fair value recognized in net loss. Investment C was listed and publicly traded on Nasdaq Stock Exchange.

During the year ended December 31, 2023, the Company sold 993,108 shares of Investment C at the average market price of $4.01 per share, resulting with a realized gain of $1,543,543.

As of December 31, 2023 and 2022, Investment C was recorded at fair value of $595 and $2,443,593, which were traded at a closing price of $9.15 and $2.46 per share, respectively.

Investments in Non-Marketable Equity Securities

Investments in non-marketable equity securities consist of investments in limited liability companies in which the Company's interests are deemed minor and long-term, strategic investments in companies that are in various stages of development, and investments in a close-ended partnership funds which concentrated in the healthcare sector. These investments do not have readily determinable fair values and, therefore, are reported at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer.

Management assesses each of these investments on an individual basis, subject to a periodic impairment review and considers qualitative and quantitative factors including the investee's financial condition, the business outlook for its products and technology, its projected results and cash flow, financing transactions subsequent to the acquisition of the investment, the likelihood of obtaining subsequent rounds of financing and cash usage. The Company is not required to determine the fair value of these investments unless impairment indicators existed. When an impairment exists, the investment will be written down to its fair value by recording the corresponding charge as a component of other income (expense), net. Fair value is estimated using the best information available, which may include cash flow projections or other available market data.

Subsequently on February 5, 2024, the Company entered into a purchase and sale agreement with an independent third party to sell all of its equity interest in Investment F for a purchase price of $2.15 million and the transaction was completed on February 19, 2024.

The following table presents the movement of non-marketable equity securities as of December 31, 2023 and 2022:

	As of December 31,	
	2023	**2022**
Balance at beginning of year	$ 34,589,767	$ 25,496,534
Additions	288,581	16,228,690
Adjustments:		
Upward adjustments	—	2,137,021
Downward adjustments (note)	(10,092,729)	(6,898,549)
Foreign exchange adjustment	938,250	(2,373,929)
Balance at end of year	$ 25,723,869	$ 34,589,767

Cumulative unrealized gains and losses, included in the carrying value of the Company's non-marketable equity securities:

	As of December 31,	
	2023	**2022**
Downward adjustments (including impairment)	$ (37,347,329)	$ (27,254,600)
Upward adjustments	6,209,357	6,209,357
Total	$ (31,137,972)	$ (21,045,243)

Investment loss, net is recorded as other expense in the Company's consolidated statements of operations and comprehensive loss, and consisted of the following:

	For the years ended December 31,	
	2023	**2022**
Marketable equity securities:		
Unrealized gain (loss) from the changes in fair value – Investment C	$ 272	$ (5,330,652)
Realized gain from sale of Investment C	1,543,543	—
Non-marketable equity securities:		
Unrealized (loss)/gains (including impairment) – Investment F	(9,922,184)	2,137,021
Unrealized (loss) (including impairment) – Investment B	(170,545)	(756,478)
Unrealized (loss) (including impairment) – Investment A	—	(6,142,071)
Dividend income	1,670,045	1,154,749
Investment loss, net	$ (6,878,869)	$ (8,937,431)

Note:

Downward adjustments represent unrealized loss (including impairment) of Investment B and F of $170,545 and $9,922,184 for the year ended December 31, 2023, respectively (2022: unrealized loss (including impairment) of Investment A and B of $6,142,071, and $756,478 respectively).

NOTE 12 — PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

| | As of December 31, | |
	2023	2022
As cost:		
Land and building	$ 1,885,786	$ 7,881,202
Furniture, fixtures and equipment	39,743	13,412
Computer equipment	243,314	164,536
Motor vehicles	108,989	108,994
	2,277,832	8,168,144
Less: accumulated depreciation	(556,548)	(808,728)
Property and equipment, net	$ 1,721,284	$ 7,359,416

Depreciation expense for the years ended December 31, 2023 and 2022 were $261,323 and $392,873, respectively.

For the year ended December 31, 2023, the Company sold one of its office premises to an independent third party for a consideration of $6.13 million and a gain on disposal of $664,816 was recognized. The office premise was pledged for a mortgage loan (see Note 13).

NOTE 13 — BORROWINGS

| | As of December 31, | |
	2023	2022
Mortgage borrowings	$ 1,804,950	$ 4,477,254
Short-term borrowings, related party	5,000,000	—
Total	$ 6,804,950	$ 4,477,254

Mortgage Borrowings

In September 2022, the Company obtained a mortgage loan of $4,457,104 (equivalent to HK$34,800,000) from a finance company in Hong Kong, which bears interest at a fixed rate of 10.85% per annum, was repayable in October 2023. The loan was pledged by a fixed charge on an office premises owned by the Company. In October 2023, the loan was fully settled with the completion of the sale of the office premises (see Note 12).

In February 2023, the Company obtained a mortgage loan of $1,793,001 (equivalent to HK$14,000,000) from a finance company in Hong Kong, which bears an average interest rate at 13.75% per annum and becomes repayable in February 2024. The loan was pledged by a fixed charge on an office premises owned by the Company.

Short-term Borrowings

In September 2023, the Company obtained a short-term borrowing of $5,000,000 from the Company's major shareholder's ultimate holding company, which bears interest at a fixed rate of 12.00% per annum, repayable in October 2023. The borrowing is secured by a lien on the partial equity interest in Investment D owned by the Company. In October 2023, November 2023, December 2023 and February 2024, the Company entered into certain supplementary agreements to renew and extend the maturity to November 2023, December 2023, January 2024 and March 2024, respectively.

NOTE 14 — FORWARD SHARE PURCHASE LIABILITY ("FSP Liability")

During the year ended December 31, 2023, pursuant to the sale of shares by investors and early termination of the Meteora Backshop Agreement (see Note 5), FSP liability was fully settled with a loss of $378,895 recorded in the consolidated statements of operations and comprehensive loss.

The FSP liability as of December 31, 2022 under the Meteora Backstop Agreement is valued by an independent valuer using a Black-Scholes model, which is considered to be Level 3 fair value measurement. The following table present the quantitative information regarding Level 3 fair value measurement of the FSP liability:

	As of December 31, 2022
Input	
Share price	$ 1.54
Risk-free interest rate	4.16%
Volatility	52.19%
Exercise price	$ 12.34
Term	0.61 years

For the year ended December 31, 2023, the change in fair value of FSP liability of $82,182 was charged to the consolidated statements of operations and comprehensive loss.

NOTE 15 — LEASE

Operating lease right-of-use ("ROU") asset and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. ROU asset represents the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Generally, the implicit rate of interest ("discount rate") in arrangements is not readily determinable and the Company utilizes its incremental borrowing rate in determining the present value of lease payments. The Company's incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The operating lease ROU asset includes any lease payments made and excludes lease incentives.

During the year ended December 31, 2023, the Company has entered into a commercial operating lease with an independent third party for the use of an office in Hong Kong. The lease has an original term exceeding 1 year, but not more than 3 years with an option to renew a further term of 3 years. At lease inception, after consideration, the Company was certain that the renewal option would be exercised, after the original term. The operating lease is included in "Right-of-use asset, net" on the consolidated balance sheets and represents the Company's right to use the underlying asset during the lease term. The Company's obligation to make lease payments are included in "Lease liabilities" on the consolidated balance sheets.

Supplemental balance sheet information related to the operating lease was as follows:

	As of December 31, 2023
Operating lease:	
Right-of-use asset	12,512,585
Less: accumulated depreciation	(1,004,432)
Right-of-use asset, net	$ 11,508,153
Lease liabilities:	
Current lease liabilities	1,229,329
Non-current lease liabilities	10,646,053
Total lease liabilities	$ 11,875,382

Operating lease expense for the years ended December 31, 2023 and 2022 was $1,496,286 and nil, respectively, is included in other general and administrative expenses in the consolidated statements of operations and comprehensive loss.

Other supplemental information about the Company's operating lease as of December 31, 2023 are as follow:

Weighted average discount rate	6.58%
Weighted average remaining lease term (years)	5.42

Maturities of operating lease liabilities as of December 31, 2023 were as follows:

For the year ended December 31,	Operating lease	
2024	$	1,942,181
2025		1,942,181
2026		2,676,638
2027		3,201,250
2028		3,201,250
Thereafter		1,333,854
Total minimum lease payments		14,297,354
Less: imputed interest		(2,421,972)
Total operating lease liabilities	$	11,875,382

NOTE 16 — WARRANT LIABILITIES

Private warrants

The private warrants are accounted for as liabilities in accordance with ASC 480 and are presented as liabilities on the consolidated balance sheets. As of December 31, 2023 and 2022, there were 225,000 private warrants outstanding.

The fair value of the private warrants is valued by an independent valuer using a Binominal pricing model. The warrants were classified as Level 3 due to the use of unobservable inputs.

The key inputs into the Binominal pricing model were as follows at their measurement dates:

	As of December 31,			
	2023		2022	
Input				
Share price	$	0.49	$	1.54
Risk-free interest rate		4.04%		4.16%
Volatility		48.66%		52.19%
Exercise price	$	11.50	$	11.50
Warrant remaining life		3.9 years		4.9 years

As of December 31, 2023 and 2022, the aggregate value of the private warrants was nil and $4,548, respectively. The changes in fair value for the years ended December 31, 2023 and 2022 were $4,548 and $8,952, respectively.

Warrants – Class A

In December 2023, the Company consummated the private placement and received cash proceeds in exchange of 2,643,300 ordinary shares and 528,660 warrants to be issued. These warrants have an exercise price of $1.00 per share and shall be exercised with more than $500,000 per tranche (see Note 17).

NOTE 17 — SHAREHOLDERS' EQUITY

Ordinary Shares

As of December 31, 2023 and 2022, the Company has authorized shares of 200,000,000 ordinary shares with a par value $0.001.

Ordinary Shares transactions for the year ended December 31, 2022

(i)   On November 14, 2022, pursuant to the Business Combination (as described in Note 5), the following share transactions were completed:

- 4,825,000 public and private rights were automatically converted to 482,500 ordinary shares of AGBA.

- 792,334 ordinary shares of AGBA were issued to settle the outstanding payables.

- 555,000 ordinary shares of AGBA were issued to Apex Twinkle Limited as the finder fee in connection with the Business Combination.

- 53,835,000 ordinary shares of AGBA were issued to TAG as consideration for the Business Combination and 1,665,000 ordinary shares, representing as 3% holdback shares were reserved.

Ordinary Shares transactions for the year ended December 31, 2023

(ii)   On March 21, 2023, the Company issued 2,173,913 ordinary shares to Apex Twinkle Limited to partially settle the finder fee payable.

(iii) On May 22, 2023, the Company issued 946,100 ordinary shares to the directors and officers of the Company under the Share Award Scheme (the "Scheme") for compensating the contributions of prior services and performance. These shares were approved and granted previously in December 2022.

(iv) On June 6, 2023, the holdback shares of 1,665,000 ordinary shares were fully released and issued.

(v) On December 5, 2023, the Company issued 600,000 ordinary shares to Williamsburg, an independent third party, as a commitment fee under the equity purchase agreement dated September 7, 2023.

(vi) During the year ended December 31, 2023, the Company issued 4,900,000 ordinary shares to certain consultants to compensate their services rendered.

As of December 31, 2023 and 2022, there were 68,661,998 and 58,376,985 ordinary shares issued and outstanding, respectively.

Ordinary Shares To Be Issued

(vii) On November 7, 2023, the Company entered into certain term sheets among an institutional investor, the Company's Chief Executive Officer, Mr. Ng Wing Fai, and the Company's management team for the private placement with an offering price at $0.70 per ordinary share.

In December 2023, the Company consummated the private placement with an independent institutional investor and received gross proceeds of $1,850,310 in exchange of (i) 2,643,300 ordinary shares, and (ii) warrants purchase up to 528,660 ordinary shares at a purchase price of $0.70 per ordinary share. The warrants have an exercise price of $1.00 per share and shall be exercised with more than $500,000 per tranche.

(viii) In December 2023, the Company settled the accrued salary of $1.43 million with an aggregate of 2,210,984 ordinary shares to the directors and officers of the Company at the current market price ranging from $0.442 to $0.70 per share.

Subsequently in February 2024, the Company issued 435,484 shares for the settlement of the accrued salary.

Public Warrants

Each public warrant entitles the holder thereof to purchase one-half (1/2) of one ordinary share at a price of $11.50 per full share, subject to adjustment as discussed herein. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares. This means that only an even number of warrants may be exercised at any given time by a warrant holder.

Once the warrants become exercisable, the Company may call the outstanding warrants (including any outstanding warrants issued upon exercise of the unit purchase option issued to Maxim Group LLC) for redemption:

- in whole and not in part;

- at a price of $0.01 per warrant;

- upon a minimum of 30 days' prior written notice of redemption,

- if, and only if, the last sales price of the ordinary shares equals or exceeds $16.50 per share for any 20 trading days within a 30 trading day period ending three business days before the Company send the notice of redemption, and

- if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the Company calls the warrants for redemption as described above, the management of the Company will have the option to require all holders that wish to exercise warrants to do so on a "cashless basis." In such event, each holder would pay the exercise price by surrendering the whole warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the "fair market value" (defined below) by (y) the fair market value. The "fair market value" shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. Whether the Company will exercise our option to require all holders to exercise their warrants on a "cashless basis" will depend on a variety of factors including the price of our ordinary shares at the time the warrants are called for redemption, the Company's cash needs at such time and concerns regarding dilutive share issuances.

Private Warrants

The private warrants are identical to the public warrants, except that the private warrants and the ordinary shares issuable upon the exercise of the private warrants were not transferable, assignable or salable until after the completion of the Business Combination, subject to certain limited exceptions. Additionally, the private warrants will be exercisable on a cashless basis and will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the private warrants are held by someone other than the initial purchasers or their permitted transferees, the private warrants will be redeemable by the Company and exercisable by such holders on the same basis as the public warrants.

The private warrants are accounted as liabilities and remeasured to fair value on a recurring basis, with changes in fair value recorded in the consolidated statements of operations (see Note 16).

As of December 31, 2023 and 2022, there were 4,600,000 public warrants and 225,000 private warrants outstanding.

Warrant - Class A

Each warrant entitles the holder to purchase one-fifth (1/5) of one ordinary share at a price of $0.70 per full share. The warrants will be exercisable six months after the issuance date for a period of five years after the exercise date. The warrants have an exercise price of $1.00 per share and shall be exercised with more than $500,000 per tranche.

As of December 31, 2023, 528,660 warrants are to be issued under Warrant - Class A, in connection with the private placement.

Forgiveness of Amounts Due to the Holding Company

During the years ended December 31, 2023 and 2022, the holding company of the Company agreed to forgive a debt of $12,593,384 and $6,000,000, in aggregate, respectively, representing certain amounts due to it and treat as additional paid-in capital.

Share Award Scheme

Immediately following the consummation of Business Combination, the Company's shareholders approved the Scheme, which became effective on September 14, 2022. Subsequently, on February 24, 2023, the Company registered 11,675,397 ordinary shares to be issued under the Scheme.

The fair value of the ordinary shares granted under the scheme is measured based on the closing price of the Company's ordinary shares as reported by Nasdaq Exchange on the date of grant. For those ordinary shares vested immediately on the date of grant, the fair value is recognized as share-based compensation expense in the consolidated statements of operations and comprehensive loss.

Share-based compensation

On May 22, 2023, the Company issued 946,100 ordinary shares to compensate the contributions of prior services and performance of the eligible employees, directors and officers, which was approved and granted previously in December 2022.

Restricted Share Units ("RSUs")

In December 2022, the Company approved and granted 5,000,000 ordinary shares as RSUs to employees and consultants as additional compensation under the Scheme. These RSUs typically will be vested over one to four years period from 2023 to 2026.

For the RSUs, the fair value is recognized over the period based on the derived service period (usually the vesting period), on a straight-line basis. The valuations assume no dividends will be paid. The Company has assumed 10% forfeitures.

During the year ended December 31, 2023, the Company recorded $1,856,732 share-based compensation expense, which is included in the personal and benefit expenses in the consolidated statements of operations and comprehensive loss.

As of December 31, 2023, total unrecognized compensation remaining to be recognized in future periods for RSUs totaled $1.9 million. They are expected to be recognized over the weighted average period of 1.67 years.

A summary of the activities for the Company's RSUs as of December 31, 2023 and 2022 is as follow:

	As of December 31,			
	2023		**2022**	
	Number of RSUs	**Weighted Average Grant Price**	**Number of RSUs**	**Weighted Average Grant Price**
Outstanding, beginning of year	5,000,000	$ 2.47	—	$ —
Granted	—	$ —	5,000,000	$ 2.47
Vested	(346,542)	$ 2.47	—	$ —
Forfeited	(3,343,730)	$ (2.47)	—	$ —
Outstanding, end of year	1,309,728	$ 2.47	5,000,000	$ 2.47

NOTE 18 — OPERATING EXPENSES

Commission Expense

Pursuant to the terms of respective contracts, commission expense represents certain premiums from insurance or investment products paid to agents. Commission rates vary by market due to local practice, competition, and regulations. The Company charged commission expense on a systematic basis that is consistent with the revenue recognition.

During the years ended December 31, 2023 and 2022, the Company recorded $37,287,519 and $18,823,458 commission expenses, respectively.

Personnel and Benefit Expense

Personnel and benefit expense mainly consisted of salaries and bonus paid and payable to the employees of the Company. During the year ended December 31, 2023, the Company reversed the annual bonus of $3.6 million that was already accrued for the year ended December 31, 2022.

During the years ended December 31, 2023 and 2022, the Company recorded $27,217,822 and $21,928,504 personnel and benefit expense, respectively.

Legal and Professional Fees

Legal and professional fees mainly consisted of certain professional consulting services in legal, audit, accounting and taxation, and others.

During the years ended December 31, 2023 and 2022, the Company recorded $13,601,274 and $1,265,866 legal and professional fees, respectively.

During the years ended December 31, 2023 and 2022, the Company recorded $333,332 and nil legal and professional fees, related party, respectively.

Other General and Administrative Expenses

The Company incurred different types of expenditures under other general and administrative expenses. They primarily consist of depreciation of property and equipment and management fee expenses which are allocated for certain corporate office expenses.

During the years ended December 31, 2023 and 2022, the Company recorded $9,467,146 and $4,905,636 other general and administrative expenses, respectively.

NOTE 19 — NET LOSS PER SHARE

As the Company reported a net loss for the years ended December 31, 2023 and 2022, it was required by ASC 260 to use basic weighted-average shares outstanding when calculating diluted net loss per share for the years ended December 31, 2023 and 2022, as the potential dilutive securities are anti-dilutive.

	For the years ended December 31,	
	2023	2022
Numerator:		
Net loss attributable to the Company's shareholders	$ (49,206,019)	$ (44,520,635)
Denominator:		
Weighted average shares outstanding		
- Basic and diluted	65,265,397	56,084,858
Net loss per share		
- Basic and diluted	$ (0.75)	$ (0.79)

For the years ended December 31, 2023 and 2022, diluted weighted average ordinary shares outstanding is equal to basic weighted average ordinary shares, due to the Company's net loss position. Hence, no ordinary shares equivalents were included in the computation of diluted net loss per share since such inclusion would have been antidilutive.

The following potentially dilutive securities outstanding have been excluded from the computation of diluted weighted average shares outstanding, because such securities had an antidilutive impact:

	As of December 31,	
	2023	2022
Shares to be issued (Note 17):		
- 3% Holdback shares	—	1,665,000
- Private placement	2,643,300	—
- Settlement of accrued salary	2,210,984	—
Public and private warrants (Note 17)	4,825,000	4,825,000
Warrant – Class A (Note 17)	528,660	—
Shares award outstanding (Note 17)	1,309,728	5,946,100
Total	11,517,672	12,436,100

NOTE 20 — INCOME TAX EXPENSE

The provision for income tax expense consisted of the following:

	For the years ended December 31,	
	2023	2022
Current tax	$ 332,275	$ 118,073
Deferred tax	(45,737)	6,532
Income tax expense	$ 286,538	$ 124,605

The effective tax rate in the periods presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate. The Company's subsidiaries mainly operate in Hong Kong that are subject to taxes in the jurisdictions in which they operate, as follows:

British Virgin Islands

The Company is incorporated in the British Virgin Islands and is not subject to taxation. In addition, upon payments of dividends by these entities to their shareholder, no British Virgin Islands withholding tax will be imposed.

Hong Kong

The Company's subsidiaries operating in Hong Kong are subject to the Hong Kong Profits Tax at the income tax rates ranging from 8.25% to 16.5% on the assessable income arising in Hong Kong during its tax year.

For the years ended December 31, 2023 and 2022, Hong Kong profits tax is calculated in accordance with the two-tiered profits tax rates regime. The applicable tax rate for the first HK$ 2 million of assessable profits is 8.25% and assessable profits above HK$ 2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019.

The reconciliation of income tax rate to the effective income tax rate based on loss before income tax expense for the years ended December 31, 2023 and 2022 are as follows:

	For the years ended December 31,	
	2023	2022
Loss before income taxes	$ (48,919,481)	$ (44,396,030)
Statutory income tax rate	16.5%	16.5%
Income tax expense at statutory rate	(8,071,714)	(7,325,345)
Income not subject to taxes	(2,563,028)	(71,468)
Non-deductible items:		
- Share based compensation	1,853,779	344,640
- Investment loss	1,135,013	1,474,676
- Change in fair values	—	888,251
Under provision of prior years	220,570	31,284
Change in valuation allowance	7,732,994	4,822,582
Tax holiday	(21,076)	(21,838)
Other	—	(18,177)
Income tax expense	$ 286,538	$ 124,605

The following table sets forth the significant components of the deferred tax liabilities and assets of the Company as of December 31, 2023 and 2022:

	As of December 31,	
	2023	2022
Deferred tax liabilities:		
Accelerated depreciation	$ —	$ 45,858
Deferred tax liabilities	$ —	$ 45,858

	As of December 31,	
	2023	2022
Deferred tax assets, net:		
Net operating loss carryforwards	$ 8,909,692	$ 5,461,370
Less: valuation allowance	(8,909,692)	(5,461,370)
Deferred tax assets, net:	$ —	$ —

The movement of valuation allowance is as follows:

	For the years ended December 31,	
	2023	2022
Balance as of beginning of the year	$ (5,461,370)	$ (2,483,436)
Additions	(3,448,322)	(2,977,934)
Balance as of end of the year	$ (8,909,692)	$ (5,461,370)

As of December 31, 2023 and 2022, the operations incurred $54.0 million and $33.1 million, respectively of cumulative net operating losses, which can be carried forward to offset future taxable income. Net operating loss can be carried forward indefinitely, but cannot be carried back to prior years. There are no group relief provisions for losses or transfers of assets under Hong Kong tax regime. Each company within a corporate group is taxed as a separate entity. The Company has provided for a full valuation allowance against the deferred tax assets on the expected future tax benefits from the net operating loss carryforwards as the management believes that it is more likely that not all of these assets will be realized in the future. The valuation allowance is reviewed annually.

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2023 and 2022, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2023 and 2022 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2023.

NOTE 21 — SEGMENT INFORMATION

ASC Topic 280, *Segment Reporting*, establishes standards for reporting information about operating segments on a basis consistent with the Company's internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company's business segments.

Currently, the Company has four business segments comprised of the following products and services:

Segments	Scope of Business Activities
Distribution Business	Facilitating the placement of insurance, investment, real estate and other financial products and services to our customers, through licensed brokers, in exchange for initial and ongoing commissions received from product providers, including insurance companies, fund houses and other product specialists.
Platform Business	- Providing access to financial products and services to licensed brokers.
	- Providing operational support for the submission and processing of product applications.
	- Providing supporting tools for commission calculations, customer engagement, sales team management, customer conversion, etc.
	- Providing training resources and materials.
	- Facilitating the placement of investment products for the fund and/or unsecured loans to creditworthy customers.
	- Providing the lending services whereby the Company makes secured and/or unsecured loans to creditworthy customers.
	- Solicitation of real estate sales for the developer, in exchange for commissions.
Fintech Business	Managing an ensemble of fintech investments
Healthcare Business	Managing an ensemble of healthcare-related investments

The four business segments were determined based primarily on how the chief operating decision maker views and evaluates the operations. Operating results are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and to assess its performance. Other factors, including market separation and customer specific applications, go-to-market channels, products and services are considered in determining the formation of these operating segments.

The following tables present the summary information by segment for the years ended December 31, 2023 and 2022:

	For the year ended December 31, 2023				
	Distribution Business	Platform Business	Fintech Business	Healthcare Business	Total
Revenue, net					
- Interest income	$ —	$ 157,190	$ —	$ —	$ 157,190
- Non-interest income	48,886,928	5,145,069	—	—	54,031,997
Total revenue, net	48,886,928	5,302,259	—	—	54,189,187
Commission expense	35,884,443	1,403,076	—	—	37,287,519
Depreciation	1,045	232,479	27,799	—	261,323
Income (loss) from operations	5,886,741	(10,531,655)	(39,200,408)	—	(43,845,322)
Investment loss, net	—	—	(6,878,869)	—	(6,878,869)
Total assets as of December 31, 2023	$ 16,301,055	$ 23,546,029	$ 26,219,352	$ 522,531	$ 66,588,967

	For the year ended December 31, 2022				
	Distribution Business	Platform Business	Fintech Business	Healthcare Business	Total
Revenue, net					
- Interest income	$ —	$ 176,175	$ —	$ —	$ 176,175
- Non-interest income	24,610,309	6,293,743	4,896	—	30,908,948
Less: inter-segment	—	—	(4,896)	—	(4,896)
Total revenue, net	24,610,309	6,469,918	—	—	31,080,227
Commission expense	16,839,870	1,983,588	—	—	18,823,458
Depreciation	884	391,104	885	—	392,873
Loss from operations	(4,960,505)	(10,767,796)	(12,622,796)	—	(28,351,097)
Investment loss, net	—	—	(8,937,431)	—	(8,937,431)
Total assets as of December 31, 2022	$ 3,556,198	$ 59,001,756	$ 38,140,822	$ 522,557	$ 101,221,333

All of the Company's customers and operations are based in Hong Kong.

NOTE 22 — RELATED PARTY BALANCES AND TRANSACTIONS

In support of the Company's efforts and cash requirements, it may rely on advances from related parties until such time that the Company can support its operations or attains adequate financing through sales of its equity or traditional debt financing. There is no formal written commitment for continued support by the shareholder. Amounts represent advances or amounts paid in satisfaction of liabilities.

Related party balances consisted of the following:

| | | As of December 31, | |
		2023	2022
Balance with related parties:			
Accounts receivable	(a)	$ 1,094,225	$ 272,546
Borrowings	(b)	$ 5,000,000	$ —
Amounts due to the holding company	(c)	$ 2,906,261	$ 6,289,743
Long-term investment – Investment E	(d)	$ 522,531	$ 522,557

(a) Accounts receivable due from related parties represented the management service rendered to two individual close-ended investment private funds registered in the Cayman Islands, which is controlled by the holding company.
(b) Borrowing is obtained from the Company's major shareholder of ultimate holding company. The amount was secured, interest-bearing and repayable by the end of March 2024 (see Note 13).
(c) Amounts due to the holding company are those nontrade payables arising from transactions between the Company and the holding company, such as advances made by the holding company on behalf of the Company, advances made by the Company on behalf of the holding company, and allocated shared expenses paid by the holding company. During the years ended December 31, 2023 and 2022, amounts due to the holding company of $12.6 million and $6.0 million, respectively, were forgiven (see Note 17).
(d) The Company purchased 4% equity interest in Investment E from a related party in May 2021, based on historical cost. The Company has a common director with Investment E.

In the ordinary course of business, during the years ended December 31, 2023 and 2022, the Company involved with transactions, either at cost or current market prices and on the normal commercial terms among related parties. The following table provides the transactions with these parties for the years as presented (for the portion of such period that they were considered related):

		For the years ended December 31,	
		2023	2022
Asset management service income	(e)	$ 970,143	$ 969,912
Commission expense	(f)	—	48,398
Purchase of non-marketable equity security – Investment F	(g)	—	9,668,568
Office rental and operating fees	(h)	6,039,520	3,190,064
General and administrative expense allocated	(i)	1,724	2,645,731
Legal and professional fees	(j)	333,332	—
Purchase of investment from the holding company	(k)	—	6,560,122
Purchase of office building from the holding company	(l)	—	5,995,249
Declaration of special dividends to the holding company	(m)	$ —	$ 47,000,000

(e) Under the management agreements, the Company shall provide management service to the portfolio assets held by two individual close-ended investment private funds in the Cayman Islands, which is controlled by the holding company, for a compensation of asset management service fee income at the predetermined rate based on the respective portfolio of asset values invested by the final customers.

(f) Commission fee on insurance brokerage and asset management referral at the predetermined rate based on the service fee.

(g) The Company purchased 4% equity interest in Investment F from a related party in October 2022, based on its historical carrying amount.

(h) Pursuant to the service agreement, the Company agreed to pay the office and administrative expenses to the holding company for the use of office premises, including, among other things, building management fees, government rates and rent, office rent, and lease-related interest and depreciation that were actually incurred by the holding company. Also, the holding company charged back the reimbursement of legal fee and debt collection fee in the ordinary course of business.

(i) Certain amounts of general and administrative expenses were allocated by the holding company.

(j) On September 19, 2023, the Company entered into an advisory services agreement with a related company, which owned by the Chairman of the Company, for a monthly fee of $83,333. The service will be terminated by either party upon 90 days prior written notice.

(k) The Company purchased 4,158,963 shares of Investment A from the holding company and the transaction was completed on April 20, 2022 based on the historical cost to the holding company.

(l) The Company purchased an office building from the holding company in January 2022, based on its historical carrying amount.

(m) On January 18, 2022, TAC approved to declare and distribute a special dividend of $47 million to TAG Holdings Limited, the shareholder who represented 1 ordinary share of TAC. The dividends were paid by offsetting the receivable due from the shareholder and the remaining balance was paid by cash. The special dividend distribution was made due to the investment income from the sale of Nutmeg in September 2021.

Apart from the transactions and balances detailed above and elsewhere in these accompanying consolidated financial statements, the Company had no other significant or material related party transactions during the years presented.

NOTE 23 — RISK AND UNCERTAINTIES

The Company is exposed to the following risk and uncertainties:

(a) Concentration risk

For the years ended December 31, 2023 and 2022, the customers who accounted for 10% or more of the Company's revenues and its outstanding receivable balances at year-end dates, are presented as follows:

Customer		For the year ended December 31, 2023		As of December 31, 2023
		Revenues	Percentage of revenues	Accounts receivable
Customer A	$	14,451,772	27% $	1,092,414
Customer B	$	5,960,681	11% $	61,455
Customer C	$	5,923,008	11% $	1,634

Customer		For the year ended December 31, 2022		As of December 31, 2022
		Revenues	Percentage of revenues	Accounts receivable
Customer D	$	6,816,652	22% $	305,841
Customer A	$	5,823,065	19% $	432,858

All of the Company's major customers are located in Hong Kong.

(b) Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, accounts receivable, loans receivable, and notes receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (approximately $64,050) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2023, cash and cash equivalents of $1.9 million and fund held in escrow of $16.8 million were maintained at financial institutions in Hong Kong, of which approximately $18.2 million was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, loans receivable, and notes receivable, the Company determines, on a continuing basis, the probable losses and sets up an allowance for expected credit losses based on the estimated realizable value. Credit of money lending business is controlled by the application of credit approvals, limits and monitoring procedures.

The Company uses internally-assigned risk grades to estimate the capability of borrowers to repay the contractual obligations of their loan agreements as scheduled or at all. The Company's internal risk grade system is based on experiences with similarly graded loans and the assessment of borrower credit quality, such as, credit risk scores, collateral and collection history. Individual credit scores are assessed by credit bureau, such as TransUnion. Internal risk grade ratings reflect the credit quality of the borrower, as well as the value of collateral held as security. To minimize credit risk, the Company requires collateral arrangements to all mortgage loans and has policies and procedures for validating the reasonableness of the collateral valuations on a regular basis. Management believes that these policies effectively manage the credit risk from advances.

The Company's third-party customers that represent more than 10% of total combined loans receivable, and their related net loans receivable balance as a percentage of total combined loans receivable, as of December 31, 2023 and 2022 were as follows:

	As of December 31,	
	2023	**2022**
Customer E	37.3%	37.4%
Customer F	30.9%	31.6%
Customer G	31.8%	31.0%

(c) Economic and political risk

The Company's major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong's economy may influence the Company's business, financial condition, and results of operations.

(d) Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of HKD converted to US$ and Sterling on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

(e) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company's policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 — COMMITMENTS AND CONTINGENCIES

Litigation — From time to time, the Company is involved in various legal proceedings and claims in the ordinary course of business. However, the Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

As of December 31, 2023, the Company involved in the following legal proceedings:

Action Case: HCA702/2018 On March 27, 2018, the writ of summons was issued against the Company and seven related companies of the former shareholder by the Plaintiff. On February 23, 2023, the Court granted leave for this action be set down for trial of 13 days, and the trial will commence on November 25, 2024. Legal counsel of the Company will continue to handle in this matter. At this stage in the proceedings, the Company is unable to determine the probability of the outcome of the matter or the range of reasonably possible loss, if any.

Action Case: HCA765/2019 On April 30, 2019, the writ of summons was issued against the Company's subsidiary, three related companies and the former directors, shareholders and financial consultant by the Plaintiff. This action alleged deceit and misrepresentation from an inducement of the fund subscription and claimed for compensatory damage of approximately $2 million (equal to HK$17.1 million). The case is on-going and parties have yet to attempt mediation. Legal counsel of the Company continues to handle this matter. At this stage in the proceedings, the Company is unable to determine the probability of the outcome of the matter or the range of reasonably possible loss, if any.

Action Case: HCA2097 and 2098/2020 On December 15, 2020, the writs of summons were issued against the Company and the former consultant by the Plaintiff. This action alleged the misrepresentation and conspiracy causing the loss from the investment in corporate bond and claimed for compensatory damage of approximately $1.67 million (equal to HK$13 million). The Company previously made $0.84 million as contingency loss for the year ended December 31, 2021. Parties participated in a mediation held on March 25, 2022 and negotiated for settlement through without prejudice correspondence, no settlement was reached. The case is on-going and legal counsel of the Company will continue to handle this matter. At this stage in the proceedings, the Company is unable to determine the probability of the outcome of the matter or the range of reasonable possible loss, if any.

Action Case: HCA1957/2023 On December 15, 2023, the Company received an order from the High Court of the Hong Kong Special Administrative Region, demanding the Company to pay and settle the outstanding rent/mesne profit, management fees, air-conditioning charges, additional air-conditioning charges, government rates and interest in an aggregated amount of $1,383,424 (equivalent to HK$10,799,560) to the landlord of the office premises in four instalments scheduled from January 15, 2024 to March 31, 2024 together with legal costs of $6,405 (equivalent to HK$50,000).

The Company makes a provision for the liability relating to legal matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least each fiscal quarter and adjusted to reflect the impacts of negotiations, estimate settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. Legal fees are expensed in the period in which they are incurred.

F-46

Notes Receivable Agreement — Pursuant to the Agreements, subject to demand, the Company is committed to subscribe the notes of Investment A with an aggregate amount of $1,673,525, in batches, which are payable on or before January 31, 2024. As of December 31, 2023, the remaining committed subscription amount was $1,084,439.

Sale and Purchase Agreement — Pursuant to the agreement dated April 5, 2023, entered with Sony Life Singapore Pte. Ltd. ("SLS"), an independent third party, the Company is committed to purchase 100% equity interest in Sony Life Financial Advisers Pte. Ltd. for a cash consideration of SGD2,500,000 (equivalent to $1,882,000). On December 28, 2023, the Company and SLS entered into a second supplementary agreement to extend the closing date of the transaction from December 31, 2023 to March 31, 2024.

Nasdaq Compliance — On September 20, 2023, the Company received a written notice (the "Notice") from Nasdaq, notifying that the Company had publicly traded under $1.00 per share for a period of 30 consecutive trading days or more, which failed to comply with Nasdaq Listing Rule 5550(a)(2) and Nasdaq Listing Rule 5810(c)(3)(A). The Notice had no immediate effect but, before March 18, 2024, the Company was required to regain compliance by trading at least $1.00 per share for a minimum of 10 consecutive trading days. Otherwise, after the date, subject to other requirements and conditions, the Company may proceed to delisting procedures. As of the date of the consolidated financial statements, the Company is still consecutively trading under $1.00, directors of the Company are investigating actions, where appropriate, to regain the compliance, by March 18, 2024. On March 20, 2024, Nasdaq has granted an additional 180 calendar days period or until September 16, 2024, to the Company to regain the compliance.

NOTE 25 — SUBSEQUENT EVENTS

On January 3, 2024, the Company received a written notice from Nasdaq, notifying that the Company had not maintained a minimum Market Value of Listed Securities ("MVLS") of at least $35 million, which failed to comply with Nasdaq Listing Rule 5550(b)(2). The Notice had no immediate effect but, before July 1, 2024, the Company was required to regain compliance by having a minimum MVLS of at least $35 million for 10 consecutive trading days. Otherwise, after the date, subject to other requirements and conditions, the Company may proceed to delisting procedures. As of the date of the consolidated financial statements, the Company was granted by Nasdaq with an additional 180 days, by September 16, 2024 to regain the compliance.

On February 5, 2024, the Company entered into a purchase and sale agreement with an independent third party to sell all of its equity interest in Investment F for a consideration of $2.15 million. This transaction was completed on February 19, 2024.

On February 26, 2024, the Company issued 1,723,744 ordinary shares to the directors and officers of the Company to compensate the services and performance at the current market prices.

On March 12, 2024 and March 22, 2024, the Company issued 2,000,000 and 105,615 ordinary shares to certain consultants to compensate their services rendered at the current market price, respectively.

On March 22, 2024, the Company issued 1,900,000 ordinary shares to certain employees and advisor of the Company to compensate the services and performance at the current market price.

In accordance with ASC Topic 855, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after December 31, 2023, up to the date that the audited consolidated financial statements were available to be issued.

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 — PARENT ONLY FINANCIAL INFORMATION

The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and concluded that it was applicable for the Company to disclose the financial statements for AGBA Group Holding Limited, the parent company.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2023 and 2022. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The following presents condensed parent company only financial information of AGBA Group Holding Limited.

Condensed balance sheets

| | As of December 31, | |
	2023	2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ 129,660	$ 85,955
Restricted cash	—	15,356,580
Amounts due from the holding company	133,070	—
Amounts due from subsidiaries	908,811	—
Deposit, prepayments, and other receivables	453,620	1,715
Total current assets	1,625,161	15,444,250
Non-current assets:		
Investments in subsidiaries	13	13
Total non-current assets	13	13
TOTAL ASSETS	$ 1,625,174	$ 15,444,263
LIABILITIES AND SHAREHOLDERS' DEFICIT		
Current liabilities:		
Other payable and accrued liabilities	$ 3,738,639	$ 6,577,351
Amounts due to subsidiaries	13	13
Amounts due to the related companies	—	1,327,107
Forward share purchase liability	—	13,491,606
Total current liabilities	3,738,652	21,396,077
Long-term liabilities:		
Warrant liabilities	—	4,548
Total long-term liabilities	—	4,548
TOTAL LIABILITIES	3,738,652	21,400,625
Commitments and contingencies (Note 24)		
Shareholders' deficit:		
Ordinary shares, $0.001 par value; 200,000,000 shares authorized, 68,661,998 and 58,376,985 shares issued and outstanding as of December 31, 2023 and 2022, respectively	68,662	58,377
Ordinary shares to be issued	4,854	1,665
Additional paid-in capital	19,507,136	1,867,335
Accumulated deficit	(21,694,130)	(7,883,739)
Total shareholders' deficit	(2,113,478)	(5,956,362)
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT	$ 1,625,174	$ 15,444,263

AGBA GROUP HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Condensed Statements of Operations

		For the years ended December 31,		
		2023		**2022**
Operating cost and expenses:				
Share-based compensation expense	$	(9,932,762)	$	(2,088,725)
Other general and administrative expenses		(3,764,618)		(479,407)
Total operating cost and expenses		(13,697,380)		(2,568,132)
Loss from operations		(13,697,380)		(2,568,132)
Other income (expense):				
Change in fair value of warrant liabilities		4,548		8,952
Change in fair value of forward share purchase liability		(82,182)		(5,392,293)
Loss on settlement of forward share purchase agreement		(378,895)		—
Sundry income		343,518		67,734
Total other expense, net		(113,011)		(5,315,607)
Loss before income taxes		(13,810,391)		(7,883,739)
Income tax expense		—		—
NET LOSS	$	(13,810,391)	$	(7,883,739)

Condensed Statement of Cash Flows

		For the years ended December 31,		
		2023		**2022**
Cash flows from operating activities:				
Net loss	$	(13,810,391)	$	(7,883,739)
Adjustments to reconcile net loss to net cash used in operating activities				
Share-based compensation expense		9,932,762		2,088,725
Change in fair value of warrant liabilities		(4,548)		(8,952)
Change in fair value of forward share purchase liability		82,182		5,392,293
Loss on settlement of forward share purchase agreement		378,895		—
Change in operating assets and liabilities:				
Deposits, prepayments, and other receivables		(17,035)		(1,715)
Other payables and accrued liabilities		1,161,288		(839,181)
Net cash used in operating activities		(2,276,847)		(1,252,569)
Cash flows from financing activities:				
(Repayment to) advances from related companies		(933,655)		1,338,524
Settlement of forward share purchase agreement		(13,952,683)		—
Proceeds from private placement		1,850,310		—
Cash proceeds from reverse recapitalization, net of redemption		—		15,356,580
Net cash (used in) provided by financing activities		(13,036,028)		16,695,104
Net change in cash, cash equivalent and restricted cash		(15,312,875)		15,442,535
BEGINNING OF YEAR		15,442,535		—
END OF YEAR	$	129,660	$	15,442,535

		As of December 31,		
		2023		**2022**
Reconciliation to amounts on consolidated balance sheets:				
Cash and cash equivalents	$	129,660	$	85,955
Restricted cash		—		15,356,580
Total cash, cash equivalents and restricted cash	$	129,660	$	15,442,535